XILINX®

2009 Form 10-K & Proxy

Financial Highlights

(In Thousands, Except Per Share Amounts)	FY 2009	FY 2008
Net Revenues	$ 1,825,184	$ 1,841,372
Operating Income	$ 429,518	$ 424,194
Net Income	$ 375,640	$ 374,047
Diluted Earnings Per Share	$ 1.36	$ 1.25
Cash Dividends Declared Per Share	$ 0.56	$ 0.48
Net Revenues By End Markets (Percent of Total Net Revenues)		
Communications	44%	43%
Industrial & Other	32%	32%
Consumer & Automotive	16%	17%
Data Processing	8%	8%
Net Revenues By Geography (Percent of Total Net Revenues)		
North America	34%	39%
Asia Pacific	33%	29%
Europe	23%	22%
Japan	10%	10%

2009 Form 10-K

XILINX®

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 28, 2009.

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______to______.

Commission File Number 000-18548

Xilinx, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**77-0188631** (I.R.S. Employer Identification No.)
2100 Logic Drive, San Jose, CA (Address of principal executive offices)	**95124** (Zip Code)

(Registrant's telephone number, including area code) **(408) 559-7778**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the closing price of the registrant's common stock on September 27, 2008 as reported on the NASDAQ Global Select Market was approximately $4,798,431,000. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of May 15, 2009, the registrant had 275,531,109 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the Registrant's Annual Meeting of Stockholders to be held on August 12, 2009 are incorporated by reference into Part III of this Annual Report on Form 10-K.

XILINX, INC.
FORM 10-K
For the Fiscal Year Ended March 28, 2009
TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be found throughout this Annual Report and particularly in Items 1. "Business" and 3. "Legal Proceedings" which contain discussions concerning our development efforts, strategy, new product introductions, backlog and litigation. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially and adversely from those expressed or implied. Such risks include, but are not limited to, those discussed throughout this document as well as in Item 1A. "Risk Factors." Often, forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" and other similar terminology, or the negative of such terms. We disclaim any responsibility to update or revise any forward-looking statement provided in this Annual Report or in any of our other communications for any reason.

ITEM 1. BUSINESS

Xilinx, Inc. (Xilinx or the Company) designs, develops and markets complete programmable logic solutions. These solutions have several components:

- Advanced integrated circuits (ICs) in the form of programmable logic devices (PLDs);
- Software design tools to program the PLDs;
- Predefined system functions delivered as intellectual property (IP) cores;
- Design services;
- Customer training; and
- Field engineering and technical support.

Our PLDs include field programmable gate arrays (FPGAs) and complex programmable logic devices (CPLDs) that our customers program to perform desired logic functions. Our solutions are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in end markets such as wired and wireless communications, industrial, scientific and medical, aerospace and defense, audio, video and broadcast, consumer, automotive and data processing. We sell our products globally through independent domestic and foreign distributors and through direct sales to original equipment manufacturers (OEMs) by a network of independent sales representative firms and by a direct sales management organization.

Xilinx was founded and incorporated in California in February 1984. In April 1990, the Company reincorporated in Delaware. Our corporate facilities and executive offices are located at 2100 Logic Drive, San Jose, California 95124, and our website address is www.xilinx.com.

Industry Overview

There are three principal types of ICs used in most digital electronic systems: processors, which generally are utilized for control and computing tasks; memory devices, which are used for storing program instructions and data; and logic devices, which generally are used to manage the interchange and manipulation of digital signals within a system. Xilinx develops PLDs, a type of logic device. Alternatives to PLDs include custom gate arrays, application specific integrated circuits (ASICs) and application specific standard products (ASSPs). These devices all compete with each other since they may be utilized in many of the same types of applications within electronic systems. However, variations in unit pricing, development cost, product performance, reliability, power consumption, density, functionality, ease of use and time-to-market determine the degree to which the devices compete for specific applications.

The primary advantage PLDs have over custom gate arrays, ASICs and ASSPs is that PLDs enable faster time-to-market because of their shorter design cycles. Users can program the PLD to implement their design, using software to create and revise their designs relatively quickly with lower development costs. PLDs typically have a larger die size resulting in higher costs per unit compared to custom gate arrays, ASICs and ASSPs, which are customized to perform a limited fixed function. Custom gate arrays, ASICs and ASSPs, however, generally offer less flexibility, require longer design cycles and higher up-front costs than PLDs.

PLDs are standard components. This means that the same device type can be sold to many different users for many different applications. As a result, the development cost of PLDs can be spread over a large number of users. Custom gate arrays, ASICs and ASSPs, on the other hand, are custom chips for an individual user for use in a specific application. ASSPs implement specific functions for a limited set of users. This involves a high up-front cost to users. Technology advances are enabling PLD companies to reduce costs considerably, making PLDs an increasingly attractive alternative to custom gate arrays, ASICs and ASSPs.

An overview of typical PLD end market applications for our products is shown in the following table:

End Markets	Sub-Segments	Applications
Communications	Wireless	• 3G/4G Base Stations • Wireless Backhaul
	Wireline	• Metro Area Networks • Optical Networks • Enterprise Switches • Mid-end and High-end Routers
Consumer, Automotive, Industrial and Other	Consumer	• Flat-Panel Televisions • Digital Video Recorders • Cable Set-Top Boxes
	Automotive	• GPS Navigation Systems • Rear-Seat Entertainment • Vision-Based Driver Assistance Systems
	Industrial, Scientific and Medical	• Factory Automation • Medical Imaging • Test and Measurement Equipment
	Audio, Video and Broadcast	• Cable Head-end Systems • Broadcast Equipment • Video Cameras
	Aerospace and Defense	• Satellite Surveillance • Radar and Sonar Systems • Secure Communications
Data Processing	Storage and Servers	• Security and Encryption • Computer Peripherals
	Office Automation	• Copiers • Printers

Products

Integral to the success of our business is the timely introduction of new products that meet customer requirements and compete effectively with respect to price, functionality, power and performance. Software design tools, IP cores, reference platforms, technical support and design services are also critical components that enable our customers to implement their design specifications into our PLDs. Altogether, our PLDs and related tools, IP, service and support form a comprehensive programmable logic solution. A brief overview of our PLD offerings follows and is not all-inclusive but does comprise the majority of our revenues. Some of our more mature product families have been excluded from the table although they continue to generate revenues. We operate and track our results in one operating segment for financial reporting purposes.

Product Families

FPGAs	Date Introduced	Densities	Process Technology	Voltage
Virtex®-6	February 2009	75K to 760K Logic Cells	40-nanometer (nm)	1.0v, 0.9v
Virtex-5	May 2006	20K to 330K Logic Cells	65nm	1.0v
Virtex-4	June 2004	12K to 200K Logic Cells	90nm	1.2v
Virtex-II Pro	March 2002	3K to 99K Logic Cells	130nm	1.5v
Virtex-II	January 2001	576 to 104K Logic Cells	150nm	1.5v
Virtex-E	September 1999	1.7K to 73K Logic Cells	180nm	1.8v
Spartan®-6	February 2009	4K to 150K Logic Cells	45nm	1.2v, 1.0v
Spartan-3A	December 2006	1.6K to 54K Logic Cells	90nm	1.2v
Spartan-3E	March 2005	2.2K to 33.2K Logic Cells	90nm	1.2v
Spartan-3	April 2003	1.7K to 75K Logic Cells	90nm	1.2v
Spartan-IIE	November 2001	1.7K to 16K Logic Cells	150nm	1.8v

CPLDs	Date Introduced	Densities	Process Technology	Voltage
CoolRunner™-II	January 2002	32 to 512 Macrocells	180nm	1.8v
CoolRunner	August 1999	32 to 512 Macrocells	350nm	3.3v

Virtex FPGAs

The Virtex-6 FPGA family consists of 13 devices and is the sixth generation in the Virtex series of FPGAs. Virtex-6 FPGAs are fabricated on a high-performance, 40-nm process technology. The Virtex-6 family is comprised of three domain-optimized platforms to deliver different feature mixes to address a variety of markets as follows:

- LXT platform: for applications that require high-performance logic, digital signal processing (DSP), and serial connectivity;
- SXT platform: for applications that require ultra high-performance DSP and serial connectivity;
- HXT platform: for communications applications that require the highest-speed serial connectivity.

The Virtex-5 FPGA family consists of 26 devices and five platforms: Virtex-5 LX FPGAs for logic-intensive designs, Virtex-5 LXT FPGAs for high-performance logic with serial connectivity, Virtex-5 SXT FPGAs for high-performance DSP with serial connectivity, Virtex-5 FXT FPGAs for embedded processing with serial connectivity and Virtex-5 TXT FPGAs for high-bandwidth serial connectivity.

Prior generation Virtex families include Virtex-4, Virtex-II Pro, Virtex-II, Virtex-E and the original Virtex family.

Spartan FPGAs

The sixth generation in the Spartan FPGA series, the Spartan-6 FPGA family, is fabricated on a low-power 45-nm process technology. The Spartan-6 family is the PLD industry's first 45-nm high-volume FPGA family. The family consists of 11 devices and is delivered on two FPGA platforms to address diverse market and application requirements as follows:

- LX platform: for applications that require cost-effective logic, memory and DSP;
- LXT platform: for applications that require LX features plus high-speed serial transceivers.

Spartan-3 FPGAs were the PLD industry's first 90-nm FPGAs and are comprised of three platforms including the original Spartan-3 family, the Spartan-3E family and the Spartan-3A family.

Prior generation Spartan families include Spartan-IIE, Spartan-II, Spartan XL and the original Spartan family.

EasyPath FPGAs

EasyPath™ FPGAs use the same production masks and fabrication process as standard FPGAs and are tested to a specific customer application to improve yield and lower costs. As a result, EasyPath FPGAs provide customers with significant cost reduction when compared to the standard FPGA devices without the conversion risk, conversion engineering effort or the additional time required to move to an ASIC. EasyPath FPGAs are available for the higher density devices of the Virtex-II Pro, Virtex-4 and Virtex-5 families. EasyPath FPGAs will also be available for the higher densities of the Virtex-6 family. Customers purchasing EasyPath FPGAs must meet certain minimum order requirements and pay a custom test generation charge.

CPLDs

CPLDs operate on the low end of the programmable logic density spectrum. CPLDs are single chip, nonvolatile solutions characterized by instant-on and universal interconnect.

The CoolRunner-II family is the latest generation Xilinx CPLD family with six devices in production. CoolRunner-II CPLDs combine the advantages of ultra low power consumption with the benefits of high performance and low cost. While CoolRunner-II is suitable for a wide variety of end markets and applications, the ultra low power consumption and small package profiles of these devices have led to their acceptance in the growing portable consumer electronics marketplace.

Prior generation CPLD families include the CoolRunner, XC9500 and XC9500XL, which offer low cost, high performance and in-system programmability for 5.0-volt and 3.3-volt systems, respectively.

Support Products

Targeted Design Platforms

We offer Targeted Design Platforms comprised of reference designs, target boards, application software, design tools, IP and silicon to reduce our customers' development effort. Targeted Design Platforms are organized into three levels: the Base Platform; the Domain-Specific Platform; and the Market-Specific Platform to offer customers flexibility, accessibility, applicability and time-to-market.

The Base Platform is the delivery vehicle for all new silicon offerings used to develop and run customer-specific software applications and hardware designs. Released at launch, the Base Platform is comprised of: FPGA silicon; ISE® (Integrated Software Environment) Design Suite design environment; third-party synthesis, simulation, and signal integrity tools; reference designs; development boards and IP.

The Domain-Specific Platform targets one of the three primary Xilinx FPGA user profiles: the embedded processing developer; the DSP developer; or the logic/connectivity developer. It accomplishes this by augmenting the Base Platform with a targeted set of integrated technologies, including: higher-level design methodologies and tools; domain-specific IP including embedded, DSP and connectivity; domain-specific development hardware and reference designs; and operating systems and software.

The Market-Specific Platform enables software or hardware developers to quickly build and run their specific application or solution. Built for specific markets such as automotive, consumer, aerospace and defense, communications, audio, video and broadcast, industrial, or scientific and medical, the Market-Specific Platform integrates both the Base and Domain-Specific Platforms with higher targeted applications elements such as IP, reference designs and boards optimized for a particular market.

Design Environments

To accommodate the various design methodologies and design flows employed by the wide range of our customers' user profiles such as system designers, algorithm designers, software coders and logic designers, we provide the appropriate design environment tailored to each user profile for design creation, design implementation and design verification.

The Xilinx ISE® Design Suite features a complete tool chain for the three domain-specific categories: embedded, DSP and logic/connectivity. To further enhance productivity and help customers better manage the complexity of their designs, the ISE Design Suite enables designers to target area, performance, or power by simply selecting a design goal in the setup. The Xilinx ISE Design Suite also integrates with a wide range of third-party electronic design automation (EDA) software offerings and point-tools.

Intellectual Property

Xilinx and various third parties offer hundreds of free and for-license IP components to meet timing parameters, including a host of widely used IP such as GigE, Ethernet, memory controllers, and PCIe®, as well as an abundance of domain-specific IP, such as embedded, DSP and connectivity, and market-specific IP.

Development Boards, Reference Designs, Kits and Configuration Products

In addition to the broad selection of legacy development boards presently offered, we have introduced a new unified board strategy that enables the creation of a standardized and coordinated set of base boards available both from Xilinx and our ecosystem partners, all utilizing the industry-standard extensions. Adopting this standard for all of our base boards enables the creation of a unified, scalable and extensible delivery mechanism for all Xilinx Targeted Design Platforms.

As a part of the Targeted Design Platform support strategy, Xilinx has also defined a new class of reference designs called the Targeted Reference Designs that offer a consistent, robust framework that is scalable for customer modification and supported throughout the product lifecycle.

We also offer comprehensive development kits including hardware, design tools, IP and reference designs that are designed to streamline and accelerate the development of domain-specific and market-specific applications.

Finally, Xilinx offers a range of configuration products including one-time programmable and in-system programmable storage devices to configure Xilinx FPGAs. These PROM (programmable read-only memory) products support all of our FPGA devices.

Third-Party Ecosystem

Xilinx and certain third parties have developed and continue to offer a robust ecosystem of IP, boards, tools, services, and support through the Xilinx alliance program. Xilinx is also moving forward with these third parties to make Targeted Design Platforms extensible through third-party tools, IP, software, boards, and design services, and leveraged in customer designs.

Global Services

Xilinx engineering services and our third-party alliance member services enhance the substantial benefits of the Targeted Design Platforms by allowing the customer to focus even more on their core competencies, realize additional time-to-market efficiencies and reduce their fixed engineering costs. These services provide customers with engineering resources to augment their design team and to provide expert design-specific advice. Xilinx tailors its engineering services to the needs of its customer, ranging from hands-on training to full design creation and implementation.

See information under the caption "Results of Operations – Net Revenues" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about our revenues from our product families.

Research and Development

Our research and development (R&D) activities are primarily directed towards the design of new ICs, the development of new software design automation tools for hardware and embedded software, the design of logic IP cores, the adoption of advanced semiconductor manufacturing processes for ongoing cost reductions, performance and signal integrity improvements and the lowering of PLD power consumption. As a result of our R&D efforts, we have introduced a number of new products during the past several years including the Virtex-6, Virtex-5 and Spartan-6 families. Additionally, we have made enhancements to our IP core offerings and introduced new versions of our ISE Design Suite. We extended our collaboration with our foundry suppliers in the development of 65-nm, 45-nm and 40-nm complementary metal oxide semiconductor (CMOS) manufacturing technology and we were the first company in the PLD industry to ship 65-nm and 45-nm high-volume FPGA devices.

Our R&D challenge is to continue to develop new products that create cost-effective solutions for customers. In fiscal 2009, 2008 and 2007, our R&D expenses were $355.4 million, $358.1 million and $388.1 million, respectively. We believe technical leadership and innovation are essential to our future success and we are committed to maintaining a significant level of R&D investment.

Sales and Distribution

We sell our products to OEMs and to electronic components distributors who resell these products to OEMs or contract manufacturers.

We use dedicated global sales and marketing organizations as well as independent sales representatives to generate sales. In general, we focus our direct demand creation efforts on a limited number of key accounts with independent sales representatives often addressing those customers in defined territories. Distributors create demand within the balance of our customer base. Distributors also provide vendor-managed inventory, value-added services and logistics for a wide range of our OEM customers.

Whether Xilinx, the independent sales representative, or the distributor identifies the sales opportunity, a local distributor will process and fulfill the majority of all customer orders. In such situations, distributors are the sellers of the products and as such they bear all legal and financial risks generally related to the sale of commercial goods, such as credit loss, inventory shrinkage and theft, as well as foreign currency fluctuations, but excluding indemnity and warranty liability.

In accordance with our distribution agreements and industry practice, we have granted the distributors the contractual right to return certain amounts of unsold product on a periodic basis and also receive price adjustments for unsold product in the case of a subsequent change in list prices. Revenue recognition on shipments to distributors worldwide is deferred until the products are sold to the distributors' end customers.

Avnet, Inc. (Avnet) distributes the substantial majority of our products worldwide. No end customer accounted for more than 10% of our net revenues in fiscal 2009, 2008 or 2007. As of March 28, 2009 and March 29, 2008, Avnet accounted for 81% and 83% of the Company's total accounts receivable, respectively. Resale of product through Avnet accounted for 55%, 61% and 67% of the Company's worldwide net revenues in fiscal 2009, 2008 and 2007, respectively. We also use other regional distributors throughout the world. From time to time, we may add or terminate distributors in specific geographies, as we deem appropriate given the level of business, their performance and financial condition. We believe distributors provide a cost-effective means of reaching a broad range of customers while providing efficient logistics services. Since PLDs are standard products, they do not present many of the inventory risks to distributors posed by custom gate arrays, and they simplify the requirements for distributor technical support. See "Note 2. Summary of Significant Accounting Policies and Concentrations of Risk" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for information about concentrations of credit risk and "Note 17. Segment Information" for information about our revenues from external customers and domestic and international operations.

Backlog

As of March 28, 2009, our backlog from OEM customers and backlog from end customers reported by our distributors scheduled for delivery within the next three months was $162.0 million, compared to $202.0 million as of March 29, 2008. Orders from end customers to our distributors are subject to changes in delivery schedules or to cancellation without significant penalty. As a result, backlogs from both OEM customers and end customers reported by our distributors as of any particular period may not be a reliable indicator of revenue for any future period.

Wafer Fabrication

As a fabless semiconductor company, we do not manufacture wafers used for our IC products or PROMs. Rather, we purchase wafers from multiple foundries including United Microelectronics Corporation (UMC), Toshiba Corporation (Toshiba), Seiko Epson Corporation (Seiko), Samsung Electronics Co., Ltd. and He Jian Technology (Suzhou) Co., Ltd. Currently, UMC manufactures the substantial majority of our wafers. Precise terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by our periodic negotiations with the wafer foundries.

Our strategy is to focus our resources on market development and creating new ICs and software design tools rather than on wafer fabrication. We continuously evaluate opportunities to enhance foundry relationships and/or obtain additional capacity from our main suppliers as well as other suppliers of leading-edge process technologies.

In September 1995, we entered into a joint venture with UMC and other parties to construct a wafer fabrication facility in Taiwan, known as United Silicon Inc. (USIC). In January 2000, as a result of the merger of USIC into UMC, our equity position in USIC was converted into shares of UMC, which are publicly traded on the Taiwan Stock Exchange. In fiscal 2007, we sold a portion of our UMC shares and we sold the remaining shares of our UMC investment in the fourth quarter of fiscal 2008.

In fiscal 1997, we signed a wafer purchasing agreement with Seiko. Seiko manufactures wafers for some of our most mature product lines.

In October 2004, the Company entered into an advanced purchase agreement with Toshiba under which the Company paid Toshiba a total of $100.0 million in two equal installments for advance payment of silicon wafers produced under the agreement. The original agreement was extended to December 2008. The balance of the advance payment remaining was zero as of March 28, 2009.

Sort, Assembly and Test

Wafers purchased are sorted by the foundry, independent sort subcontractors, or by Xilinx. Sorted die are assembled by subcontractors. During the assembly process, the wafers are separated into individual die, which are then assembled into various package types. Following assembly, the packaged units are tested by Xilinx personnel at our San Jose, California, Dublin, Ireland or Singapore facilities or by independent test subcontractors. We purchase most of our assembly and some of our testing services from Siliconware Precision Industries Ltd. in Taiwan, Amkor Technology, Inc. in Korea and the Philippines and STATS ChipPAC Ltd. in Singapore.

Quality Certification

Xilinx has achieved quality management systems certification for ISO 9001:2000 for our facilities in San Jose, California, Dublin, Ireland, Longmont, Colorado, Singapore and Albuquerque, New Mexico. In addition, Xilinx achieved ISO 14001, TL 9000 and TS 16949 environmental and quality certifications in the San Jose, Dublin and Singapore locations, TL 9000 certifications in the Longmont and Albuquerque locations and TS 16949 certifications in the Albuquerque and Hyderabad, India locations.

Patents and Licenses

While our various proprietary intellectual property rights are important to our success, we believe our business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. As of March 28, 2009, we held more than 2,000 issued United States (U.S.) patents, which vary in duration, and over 750 pending U.S. patent applications relating to our proprietary technology. We maintain an active program of filing for additional patents in the areas of, but not limited to, circuits, software, IC architecture, system design, testing methodologies and other technologies relating to PLDs. We have licensed some parties to certain portions of our patent portfolio and obtained licenses to certain third-party patents as well.

We have acquired various licenses from third parties to certain technologies that are implemented in IP cores or embedded in our PLDs, such as processors. Those licenses support our continuing ability to make and sell these PLDs to our customers. We also sublicense certain third-party proprietary software and open-source software, such as compilers, for our design tools. Continued use of those software components is important to the operation of the design tools upon which customers depend.

We maintain the Xilinx trade name as well as numerous trademarks and registered trademarks including Xilinx, Virtex, Spartan, ISE, and associated logos. Maintaining these rights, and the goodwill associated with these trademarks and logos, is important to our business. We also have license rights to use certain trademarks owned by consortiums and other trademark owners that are related to our products and business.

We intend to protect our intellectual property vigorously. We believe that failure to enforce our intellectual property rights (including, for example, patents, copyrights and trademarks) or failure to protect our trade secrets effectively could have an adverse effect on our financial condition and results of operations. In the future, we may incur potentially significant litigation expenses to defend against claims of infringement or to enforce our intellectual property rights against third parties. However, any such litigation may or may not be successful.

Employees

As of March 28, 2009, we had 3,145 employees compared to 3,415 as of the end of the prior fiscal year. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe we maintain good employee relations.

Competition

Our PLDs compete in the logic IC industry, an industry that is intensely competitive and characterized by rapid technological change, increasing levels of integration, product obsolescence and continuous price erosion. We expect increased competition from our primary PLD competitors, Altera Corporation (Altera), Lattice Semiconductor Corporation (Lattice) and Actel Corporation (Actel), from the ASIC market, which has been ongoing since the inception of FPGAs, from the ASSP market, and from new companies that may enter the traditional programmable logic market segment. Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures;
- high-volume and low-cost FPGAs as programmable replacements for ASICs and ASSPs;
- ASICs and ASSPs with incremental amounts of embedded programmable logic;
- high-speed, low-density CPLDs;
- high-performance DSP devices;
- products with embedded processors;
- products with embedded multi-gigabit transceivers; and
- other new or emerging programmable logic products.

We believe that important competitive factors in the logic IC industry include:

- product pricing;
- time-to-market;
- product performance, reliability, quality, power consumption and density;
- field upgradability;
- adaptability of products to specific applications;
- ease of use and functionality of software design tools;
- availability and functionality of predefined IP cores of logic;
- inventory management;
- access to leading-edge process technology and assembly capacity; and
- ability to provide timely customer service and support.

Our strategy for expansion in the logic market includes continued introduction of new product architectures that address high-volume, low-cost and low-power applications as well as high-performance, high-density applications. In addition, we anticipate continued price reductions proportionate with our ability to lower the cost for established products. We also recognize that different applications require different programmable technologies, and we are developing architectures, processes and products to meet these varying customer needs. To the extent that our efforts to compete are not successful, our financial condition and results of operations could be materially adversely affected.

Executive Officers of the Registrant

Certain information regarding the executive officers of Xilinx as of June 1, 2009 is set forth below:

Name	Age	Position
Moshe N. Gavrielov	54	President and Chief Executive Officer (CEO)
Scott R. Hover-Smoot	54	Vice President, General Counsel and Secretary
Jon A. Olson	55	Senior Vice President, Finance and Chief Financial Officer (CFO)
Victor Peng	49	Senior Vice President, Programmable Platforms Development
Raja G. Petrakian	45	Senior Vice President, Worldwide Operations
Vincent F. Ratford	57	Senior Vice President, Worldwide Marketing
Vincent L. Tong	47	Senior Vice President, Worldwide Quality and New Product Introductions
Frank A. Tornaghi	54	Senior Vice President, Worldwide Sales

There are no family relationships among the executive officers of the Company or the Board of Directors.

Moshe N. Gavrielov joined the Company in January 2008 as President and CEO and was appointed to the Board of Directors in February 2008. Prior to joining the Company, he served at Cadence Design Systems, Inc., an electronic design automation company, as Executive Vice President and General Manager of the Verification Division from April 2005 through November 2007. Mr. Gavrielov served as CEO of Verisity Ltd., an electronic design automation company, from March 1998 to April 2005 prior to its acquisition by Cadence Design Systems, Inc. Prior to joining Verisity, Mr. Gavrielov spent nearly 10 years at LSI Corporation (formerly LSI Logic Corporation), a semiconductor manufacturer, in a variety of executive management positions, including Executive Vice President of the Products Group, Senior Vice President and General Manager of International Marketing and Sales and Senior Vice President and General Manager of LSI Logic Europe plc. Prior to joining LSI Corporation, Mr. Gavrielov held various engineering and engineering management positions at Digital Equipment Corporation and National Semiconductor Corporation.

Scott R. Hover-Smoot joined the Company in October 2007 as Vice President, General Counsel and Secretary. From November 2001 to October 2007, Mr. Hover-Smoot served as Regional Counsel and Director of Legal Operations with Taiwan Semiconductor Manufacturing Company, Ltd., an independent semiconductor foundry. He served as Vice President and General Counsel of California Micro Devices Corporation, a provider of application-specific protection devices and display electronics devices from June

1994 to November 2001. Prior to joining California Micro Devices Corporation, Mr. Hover-Smoot spent over 20 years working in law firms including Berliner-Cohen, Flehr, Hohbach, Test, Albritton & Herbert, and Lyon & Lyon.

Jon A. Olson joined the Company in June 2005 as Vice President, Finance and CFO. Mr. Olson was promoted to his current position of Senior Vice President, Finance and CFO in August 2006. Prior to joining the Company, Mr. Olson spent more than 25 years at Intel Corporation, a semiconductor chip maker, serving in a variety of positions, including Vice President, Finance and Enterprise Services, Director of Finance.

Victor Peng joined the Company in April 2008 as Senior Vice President, Silicon Engineering Group and assumed his current position of Senior Vice President, Programmable Platforms Development in November 2008. Prior to joining the Company, Mr. Peng served as Corporate Vice President, Graphics Products Group at Advanced Micro Devices (AMD), a provider of processing solutions, from November 2005 to April 2008. Before joining AMD, Mr. Peng served as Vice President of Silicon Engineering in the Graphics Products Group business unit at ATI Technologies, a graphics processor unit provider, from April 2005 until its acquisition by AMD. Before joining ATI Technologies, Mr. Peng served as Vice President of Engineering at TZero Technologies, a fabless semiconductor company, from September 2004 to April 2005. From November 2000 to September 2004, Mr. Peng served as Vice President of Engineering at MIPS Technologies, a semiconductor design IP company.

Raja G. Petrakian joined the Company in October 1995 and has served in a number of key roles within Operations, most recently as Senior Director of Supply Chain Management and Vice President of Supply Chain Management. Dr. Petrakian was promoted to his current position of Senior Vice President, Worldwide Operations in March 2009. Prior to joining Xilinx, Dr. Petrakian spent more than three years at the IBM T.J. Research Center serving as a research staff member in the Manufacturing Research Department.

Vincent F. Ratford joined the Company in January 2006 as Vice President of Marketing, Business Development and Silicon Architecture. Mr. Ratford was promoted to Vice President and General Manager in October 2007. He was promoted to Senior Vice President, Solutions Development Group in April 2008 and assumed his current position of Senior Vice President, Worldwide Marketing in November 2008. Prior to joining the Company, he served as President and CEO of AccelChip, Inc. (AccelChip), a provider of synthesis software tools for designing DSP systems, from July 2004 until its acquisition by Xilinx in January 2006. Prior to that, Mr. Ratford operated the consulting firm, DeepTech Consulting, from April 2002 to July 2004. Mr. Ratford worked at Virage Logic Corporation, a provider of semiconductor IP, as Vice President of Marketing and Business Development from July 2000 to April 2002 and as Vice President of Sales and Marketing from February 1998 to July 2000. Before joining Virage Logic, Mr. Ratford served as Chief Operating Officer of the Microtec Division of Mentor Graphics, a provider of hardware and software design solutions to semiconductor companies, from October 1995 to December 1997. Before joining the Microtec Division, he was Director of Marketing for Mentor Graphics' System Design Division from May 1993 to October 1995.

Vincent L. Tong joined the Company in May 1990 and has served in a number of key roles, most recently as Vice President of Product Technology and as Vice President, Worldwide Quality and Reliability. In April 2008, he was promoted to his current position of Senior Vice President, Worldwide Quality and New Product Introductions. Prior to joining the Company, Mr. Tong served in a variety of engineering positions at Monolithic Memories, a producer of logic devices, and AMD. Mr. Tong serves on the board of the Global Semiconductor Alliance, a non-profit semiconductor organization.

Frank A. Tornaghi joined the Company in February 2008 as Vice President, Worldwide Sales and was promoted to his current position of Senior Vice President, Worldwide Sales in April 2008. Prior to joining the Company, Mr. Tornaghi spent 22 years at LSI Corporation. Mr. Tornaghi acted as an independent consultant from April 2006 until he joined the Company. He served as Executive Vice President, Worldwide Sales at LSI Corporation from July 2001 to April 2006 and as Vice President, North America Sales, from May 1993 to July 2001. From 1984 until May 1993, Mr. Tornaghi held various management positions in sales at LSI Corporation.

Additional Information

Our Internet address is www.xilinx.com. We make available, via a link through our investor relations website located at www.investor.xilinx.com, access to our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (Exchange Act) as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC). All such filings on our investor relations website are available free of charge. Printed copies of these documents are also available to stockholders without charge, upon written request directed to Xilinx, Inc., Attn: Investor Relations, 2100 Logic Drive, San Jose, CA 95124. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov. The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

Additional information required by this Item 1 is incorporated by reference to the section captioned "Net Revenues – Net Revenues by Geography" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to "Note 17. Segment Information" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

This annual report includes trademarks and service marks of Xilinx and other companies that are unregistered and registered in the United States and other countries.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only risks to the Company. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems immaterial also may impair its business operations. If any of the risks described below were to occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

General economic conditions and the related deterioration in the global business environment could have a material adverse effect on our business, operating results and financial condition.

Global consumer confidence has eroded amidst concerns over declining asset values, inflation, volatility in energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations, among other concerns. These concerns have slowed global economic growth and have resulted in recessions in numerous countries, including many of those in North America, Europe and Asia. Recent economic conditions had a negative impact on our results of operations during the third and fourth quarters of fiscal 2009 due to reduced customer demand and it is unclear when economic conditions will improve. As these economic conditions continue to persist, or if they worsen, a number of negative effects on our business could result, including customers or potential customers reducing or delaying orders, the insolvency of key suppliers, which could result in production delays, the inability of customers to obtain credit, and the insolvency of one or more customers. Any of these effects could impact our ability to effectively manage inventory levels and collect receivables and ultimately decrease our net revenues and profitability.

The semiconductor industry is characterized by cyclical market patterns and a significant industry downturn could adversely affect our operating results.

The semiconductor industry is highly cyclical and our financial performance has been affected by downturns in the industry, including the current downturn. Down cycles are generally characterized by price erosion and weaker demand for our products. Weaker demand for our products resulting from economic conditions in the end markets we serve and reduced capital spending by our customers can result, and in the past has resulted in excess and obsolete inventories and corresponding inventory write-downs. We attempt to identify changes in market conditions as soon as possible; however, the dynamics of the market make prediction of and timely reaction to such events difficult. Due to these and other factors, our past results are much less reliable predictors of the future than for companies in older, more stable industries.

The nature of our business makes our revenues difficult to predict which could have an adverse impact on our business.

In addition to the challenging market conditions we may face, we have limited visibility into the demand for our products, particularly new products, because demand for our products depends upon our products being designed into our end customers' products and those products achieving market acceptance. Due to the complexity of our customers' designs, the design to volume production process for our customers requires a substantial amount of time, frequently longer than a year. In addition, we are increasingly dependent upon "turns," orders received and turned for shipment in the same quarter, and we have historically derived a significant portion of our quarterly revenue during the last weeks of the quarter. These factors make it difficult for us to forecast future sales and project quarterly revenues. The difficulty in forecasting future sales impairs our ability to project our inventory requirements, which could result, and in the past has resulted in inventory write-downs or failure to timely meet customer product demands. In addition, difficulty in forecasting revenues compromises our ability to provide forward-looking revenue and earnings guidance.

Global economic conditions, the economic conditions of the countries in which we operate and currency fluctuations could have a material adverse affect on our business and negatively impact our financial condition and results of operations.

In addition to our U.S. operations, we also have significant international operations, including foreign sales offices to support our international customers and distributors, our regional headquarters in Ireland and Singapore and a research and development site in India. In connection with the restructuring we announced in April 2009, we expect our international operations to grow as we relocate certain operations and administrative functions. Sales and operations outside of the U.S. subject us to the risks associated with conducting business in foreign economic and regulatory environments. Our financial condition and results of operations could be adversely affected by unfavorable economic conditions in countries in which we do significant business or by changes in foreign currency exchange rates affecting those countries. The Company derives over one-half of its revenues from international sales, primarily in the Asia Pacific region, Europe and Japan. Past and current economic weakness in these markets adversely affected revenues. The timing and nature of economic recovery in these markets as well as in the U.S. remains uncertain, and there can be no assurance that global market conditions will improve in the near future. Sales to all direct OEMs and distributors are denominated in U.S. dollars. While the recent movement of the Euro and Yen against the U.S. dollar had no material impact to our business, increased volatility could impact our European and Japanese customers. Currency instability and recent volatility and disruptions in the credit and capital markets may increase credit risks for some of our customers and may impair our customers' ability to repay existing obligations. Increased currency volatility could also positively or negatively impact our foreign-currency-denominated costs, assets and liabilities. In addition, devaluation of the U.S. dollar relative to other foreign currencies may increase the operating expenses of our foreign subsidiaries adversely affecting our results of operations. Furthermore, because we are increasingly dependent on the global economy, instability in worldwide economic environments occasioned, for example, by political instability, terrorist activity or U.S. military actions could impact economic activity and lead to a contraction of capital spending by our customers. Any or all of these factors could adversely affect our financial condition and results of operations in the future.

We are exposed to fluctuations in interest rates and changes in credit rating and in the market values of our portfolio investments which could have a material adverse impact on our financial condition and results of operations.

Our cash, short-term and long-term investments represent significant assets that may be subject to fluctuating or even negative returns depending upon interest rate movements, changes in credit rating and financial market conditions. Since September 2007, the global credit markets have experienced adverse conditions that have negatively impacted the values of various types of investment and non-investment grade securities. The global credit and capital markets have recently experienced further significant volatility and disruption due to instability in the global financial system and the current uncertainty related to global economic conditions. As of March 28, 2009, less than 7% of our $1.58 billion investment portfolio consisted of asset-backed securities and approximately 11% of the portfolio consisted of mortgage-backed securities. Asset-backed securities consisted of student loan auction rate securities and other asset-backed securities.

Approximately 4% of our investment portfolio consisted of student loan auction rate securities and all of these securities are rated AAA with the exception of approximately 14% that were downgraded to A rating during the fourth quarter of fiscal 2009. More than 98% of the underlying assets that secure the student loan auction rate securities are pools of student loans originated under the Federal Family Education Loan Program (FFELP) that are substantially guaranteed by the U.S. Department of Education. These securities experienced failed auctions in the fourth quarter of fiscal 2008 due to liquidity issues in the global credit markets. In a failed auction, the interest rates are reset to a maximum rate defined by the contractual terms for each security. We have collected and expect to collect all interest payable on these securities when due. During fiscal 2009, $1.4 million of these student loan auction rate securities were redeemed for cash by the issuers at par value. Beginning with the quarter ended March 29, 2008, the student loan auction rate securities were reclassified from short-term to long-term investments on the consolidated balance sheets since there can be no assurance of a successful auction in the future. The final maturity dates range from March 2023 to November 2047.

All other asset-backed securities comprised less than 3% of our investment portfolio as of March 28, 2009, of which approximately 9% are AAA rated with the majority of the rest of the asset-backed securities rated A or BBB. These asset-backed securities are secured primarily by bank, finance and insurance company obligations, collateralized loan and bank obligations, credit card debt and mortgage-backed securities with no direct U.S. subprime mortgage exposure. Substantially all of the other mortgage-backed securities in the investment portfolio are AAA rated, were issued by U.S. government-sponsored enterprises and agencies and represented approximately 11% of the investment portfolio as of March 28, 2009. As a result of these recent adverse conditions in the global credit markets, there is a risk that we may incur additional other-than-temporary impairment charges for certain types of investments such as asset-backed securities should the credit markets experience further deterioration or the underlying assets fail to perform as anticipated due to the continued or worsening global economic conditions. Our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair values of our debt securities is judged to be other than temporary. Furthermore, we may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates or financial market conditions. See "Note 4. Financial Instruments" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for a table of our available-for-sale securities.

We are subject to the risks associated with conducting business operations outside of the U.S. which could adversely affect our business.

In addition to international sales and support operations and development activities, we purchase our wafers from foreign foundries and have our commercial products assembled, packaged and tested by subcontractors located outside the U.S. In connection with the restructuring we announced in April 2009, we expect these subcontractor activities to increase. All of these activities are subject to the uncertainties associated with international business operations, including tax laws and regulations, trade barriers, economic sanctions, import and export regulations, duties and tariffs and other trade restrictions, changes in trade policies, foreign governmental regulations, reduced protection for IP, longer receivable collection periods and disruptions or delays in production or shipments, any of which could have a material adverse effect on our business, financial condition and/or operating results. Additional factors that could adversely affect us due to our international operations include rising oil prices and increased costs of natural resources. Moreover, our financial condition and results of operations could be affected in the event of political conflicts or economic crises in countries where our main wafer providers, end customers and contract manufacturers who provide assembly and test services worldwide, are located. Adverse change to the circumstances or conditions of our international business operations could have a material adverse effect on our business.

Our success depends on our ability to develop and introduce new products and failure to do so would have a material adverse impact on our financial condition and results of operations.

Our success depends in large part on our ability to develop and introduce new products that address customer requirements and compete effectively on the basis of price, density, functionality, power consumption and performance. The success of new product introductions is dependent upon several factors, including:

- timely completion of new product designs;
- ability to generate new design opportunities or "design wins";
- availability of specialized field application engineering resources supporting demand creation and customer adoption of new products;
- ability to utilize advanced manufacturing process technologies on circuit geometries of 65nm and smaller;
- achieving acceptable yields;
- ability to obtain adequate production capacity from our wafer foundries and assembly and test subcontractors;
- ability to obtain advanced packaging;
- availability of supporting software design tools;
- utilization of predefined IP cores of logic;
- customer acceptance of advanced features in our new products; and
- market acceptance of our customers' products.

Our product development efforts may not be successful, our new products may not achieve industry acceptance and we may not achieve the necessary volume of production that would lead to further per unit cost reductions. Revenues relating to our mature products are expected to decline in the future, which is normal for our product life cycles. As a result, we may be increasingly dependent on revenues derived from design wins for our newer products as well as anticipated cost reductions in the manufacture of our current products. We rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and other price/performance factors that enable us to increase revenues while maintaining consistent margins. To the extent that such cost reductions and new product introductions do not occur in a timely manner, or to the extent that our products do not achieve market acceptance at prices with higher margins, our financial condition and results of operations could be materially adversely affected.

We are dependent on independent foundries for the manufacture of all of our products and a manufacturing problem or insufficient foundry capacity could adversely affect our operations.

During fiscal 2009, nearly all of our wafers were manufactured either in Taiwan, by UMC or in Japan, by Toshiba or Seiko. Terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by periodic negotiations between Xilinx and these wafer foundries, which usually result in short-term agreements that do not provide for long-term supply or allocation commitments. We are dependent on these foundries, especially UMC, which supplies the substantial majority of our wafers. We rely on UMC to produce wafers with competitive performance and cost attributes. These attributes include an ability to transition to advanced manufacturing process technologies and increased wafer sizes, produce wafers at acceptable yields and deliver them in a timely manner. We cannot guarantee that the foundries that supply our wafers will not experience manufacturing problems, including delays in the realization of advanced manufacturing process technologies or difficulties due to limitations of new and existing process technologies. Furthermore, we cannot guarantee the foundries will be able to manufacture sufficient quantities of our products. In addition, current economic conditions may adversely impact the financial health and viability of the foundries and result in their insolvency or their inability to meet their commitments to us. The insolvency of a foundry or any significant manufacturing problem or insufficient foundry capacity would disrupt our operations and negatively impact our financial condition and results of operations.

We have established other sources of wafer supply for our products in an effort to secure a continued supply of wafers. However, establishing, maintaining and managing multiple foundry relationships requires the investment of management resources as well as additional costs. If we do not manage these relationships effectively, it could adversely affect our results of operations.

Increased costs of wafers and materials, or shortages in wafers and materials, could adversely impact our gross margins and lead to reduced revenues.

If greater demand for wafers produced by the foundries is not offset by an increase in foundry capacity, or market demand for wafers or production and assembly materials increases, our supply of wafers and other materials could become limited. Such shortages raise the likelihood of potential wafer price increases and wafer shortages or shortages in materials at production and test facilities. Such increases in wafer prices or materials could adversely affect our gross margins and shortages of wafers and materials would adversely affect our ability to meet customer demands.

Earthquakes and other natural disasters could disrupt our operations and have a material adverse affect on our financial condition and results of operations.

The independent foundries, upon which we rely to manufacture our products, as well as our California and Singapore facilities, are located in regions that are subject to earthquakes and other natural disasters. UMC's foundries in Taiwan and Toshiba's and Seiko's foundries in Japan as well as many of our operations in California are centered in areas that have been seismically active in the recent past and some areas have been affected by other natural disasters. Any catastrophic event in these locations will disrupt our operations, including our manufacturing activities. This type of disruption could result in our inability to manufacture or ship products, thereby materially adversely affecting our financial condition and results of operations. Additionally, disruption of operations at these foundries for any reason, including other natural disasters such as typhoons, fires or floods, as well as disruptions in access to adequate supplies of electricity, natural gas or water could cause delays in shipments of our products, and could have a material adverse effect on our results of operations.

We are dependent on independent subcontractors for most of our assembly and test services and unavailability or disruption of these services could negatively impact our financial condition and results of operations.

We are also dependent on subcontractors to provide semiconductor assembly, substrate, test and shipment services. Any prolonged inability to obtain wafers with competitive performance and cost attributes, adequate yields or timely delivery, any disruption in assembly, test or shipment services, or any other circumstance that would require us to seek alternative sources of supply, could delay shipments and have a material adverse effect on our ability to meet customer demands. In addition, current economic conditions may adversely impact the financial health and viability of these subcontractors and result in their insolvency or their inability to meet their commitments to us. These factors would result in reduced net revenues and could negatively impact our financial condition and results of operations.

If we are not able to successfully compete in our industry, our financial results and future prospects will be adversely affected.

Our PLDs compete in the logic IC industry, an industry that is intensely competitive and characterized by rapid technological change, increasing levels of integration, product obsolescence and continuous price erosion. We expect increased competition from our primary PLD competitors, Altera, Lattice and Actel, from the ASIC market, which has been ongoing since the inception of FPGAs, from the ASSP market, and from new companies that may enter the traditional programmable logic market segment. We believe that important competitive factors in the logic IC industry include:

- product pricing;
- time-to-market;
- product performance, reliability, quality, power consumption and density;
- field upgradability;
- adaptability of products to specific applications;
- ease of use and functionality of software design tools;
- availability and functionality of predefined IP cores of logic;
- inventory management;
- access to leading-edge process technology and assembly capacity; and
- ability to provide timely customer service and support.

Our strategy for expansion in the logic market includes continued introduction of new product architectures that address high-volume, low-cost and low-power applications as well as high-performance, high-density applications. In addition, we anticipate continued price reductions proportionate with our ability to lower the cost for established products. However, we may not be successful in achieving these strategies.

Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures;
- high-volume and low-cost FPGAs as programmable replacements for ASICs and ASSPs;
- ASICs and ASSPs with incremental amounts of embedded programmable logic;
- high-speed, low-density CPLDs;
- high-performance DSP devices;
- products with embedded processors;
- products with embedded multi-gigabit transceivers; and
- other new or emerging programmable logic products.

Several companies have introduced products that compete with ours or have announced their intention to sell PLD products. To the extent that our efforts to compete are not successful, our financial condition and results of operations could be materially adversely affected.

The benefits of programmable logic have attracted a number of competitors to this segment. We recognize that different applications require different programmable technologies, and we are developing architectures, processes and products to meet these varying customer needs. Recognizing the increasing importance of standard software solutions, we have developed common software design tools that support the full range of our IC products. We believe that automation and ease of design are significant competitive factors in this segment.

We could also face competition from our licensees. In the past we have granted limited rights to other companies with respect to certain of our older technology, and we may do so in the future. Granting such rights may enable these companies to manufacture and market products that may be competitive with some of our older products.

Our failure to protect and defend our intellectual property could impair our ability to compete effectively.

We rely upon patent, copyright, trade secret, mask work and trademark laws to protect our intellectual property. We cannot provide assurance that such intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. From time to time, third parties, including our competitors, have asserted against us patent, copyright and other intellectual property rights to technologies that are important to us. Third parties may assert infringement claims against our indemnitees or us in the future. Assertions by third parties may result in costly litigation or indemnity claims and we may not prevail in such matters or be able to license any valid and infringed patents from third parties on commercially reasonable terms. This could result in the loss of our ability to import and sell our products. Any infringement claim, indemnification claim, or impairment or loss of use of our intellectual property could materially adversely affect our financial condition and results of operations.

We rely on information technology systems, and failure of these systems to function properly could result in business disruption.

We rely in part on various information technology (IT) systems to manage our operations, including financial reporting, and we regularly evaluate these systems and make changes to improve them as necessary. Consequently, we periodically implement new, or enhance existing, operational and IT systems, procedures and controls. For example, we recently simplified our supply chain and were required to make certain changes to our IT systems. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, could harm our ability to record and report financial and management information on a timely and accurate basis. Further, these systems are subject to power and telecommunication outages or other general system failure. Failure of our IT systems or difficulties in managing them could result in business disruption.

If we are unable to maintain effective internal controls, our stock price could be adversely affected.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (the Act). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness disclosure. The identification of material weaknesses in internal control, if any, could indicate a lack of proper controls to generate accurate financial statements and could cause investors to lose confidence and our stock price to drop. Further, our internal control effectiveness may be impacted upon executing the restructuring plan announced in April 2009 if we are unable to successfully transfer certain control activities and responsibilities to new personnel in different locations.

Unfavorable results of legal proceedings could adversely affect our financial condition and operating results.

From time to time we are subject to various legal proceedings and claims that arise out of the ordinary conduct of our business. Certain claims are not yet resolved, including those that are discussed in Item 3. "Legal Proceedings," included in Part I, and additional claims may arise in the future. Results of legal proceedings cannot be predicted with certainty. Regardless of its merit, litigation may be both time-consuming and disruptive to our operations and cause significant expense and diversion of management attention and we may enter into material settlements to avoid these risks. Should the Company fail to prevail in certain matters, or should several of these matters be resolved against us in the same reporting period, we may be faced with significant monetary damages or injunctive relief against us that would materially and adversely affect a portion of our business and might materially and adversely affect our financial condition and operating results.

Our products could have defects which could result in reduced revenues and claims against us.

We develop complex and evolving products that include both hardware and software. Despite our testing efforts and those of our subcontractors, defects may be found in existing or new products. These defects may cause us to incur significant warranty, support and repair or replacement costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with customers. Product defects or other performance problems could result in the delay or loss of market acceptance of our products and would likely harm our business. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend. Product liability risks are particularly significant with respect to aerospace, automotive and medical applications because of the risk of serious harm to users of these products. Any product liability claim, whether or not determined in our favor, could result in significant expense, divert the efforts of our technical and management personnel, and harm our business.

In preparing our financial statements, we make good faith estimates and judgments that may change or turn out to be erroneous.

In preparing our financial statements in conformity with accounting principles generally accepted in the United States, we must make estimates and judgments in applying our most critical accounting policies. Those estimates and judgments have a significant impact on the results we report in our consolidated financial statements. The most difficult estimates and subjective judgments that we make concern valuation of marketable and non-marketable securities, revenue recognition, inventories, long-lived assets, taxes, legal matters and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting. Actual results may differ materially from these estimates. If these estimates or their related assumptions change, our operating results for the periods in which we revise our estimates or assumptions could be adversely and perhaps materially affected.

We depend on distributors, primarily Avnet, to generate a majority of our sales and complete order fulfillment.

Resale of product through Avnet accounted for 55% of the Company's worldwide net revenues in fiscal 2009 and as of March 28, 2009, Avnet accounted for 81% of our total accounts receivable. In addition, we are subject to concentrations of credit risk in our trade accounts receivable, which includes accounts of our distributors. A significant reduction of effort by a distributor to sell our products or a material change in our relationship with one or more distributors may reduce our access to certain end customers and adversely affect our ability to sell our products. Furthermore, if a key distributor materially defaults on a contract or otherwise fails to perform, our business and financial results would suffer.

In addition, the financial health of our distributors and our continuing relationships with them are important to our success. Current economic conditions may adversely impact the financial health of some of these distributors, particularly our smaller distributors. This could result in the insolvency of certain distributors, the inability of distributors to obtain credit to finance the purchase of our products, or cause distributors to delay payment of their obligations to us and increase our credit risk exposure. Our business could be harmed if the financial health of these distributors impairs their performance and we are unable to secure alternate distributors.

Reductions in the average selling prices of our products could have a negative impact on our gross margins.

The average selling prices of our products generally decline as the products mature. We seek to offset the decrease in selling prices through yield improvement, manufacturing cost reductions and increased unit sales. We also continue to develop higher value products or product features that increase, or slow the decline of, the average selling price of our products. However, there is no guarantee that our ongoing efforts will be successful or that they will keep pace with the decline in selling prices of our products, which could ultimately lead to a decline in revenues and have a negative effect on our gross margins.

A number of factors can impact our gross margins.

A number of factors, including our product mix, market acceptance of our new products, competitive pricing dynamics, geographic and/or market segment pricing strategies and various manufacturing cost variables cause our gross margins to fluctuate. In addition, forecasting our gross margins is difficult because the majority of our business is based on turns within the same quarter.

If we do not successfully implement the restructuring we announced in April 2009, our results of operations and financial condition could be adversely impacted.

In April 2009, we announced restructuring measures and a net reduction in our global workforce by up to 200 positions, which we expect to complete by the fourth quarter of fiscal 2010. The positions will be eliminated across a variety of functions and geographies worldwide. The restructuring is designed to drive structural operating efficiencies across the Company and will align our Company with the evolving geographic distribution of our customers and supply chain. However, if we do not successfully implement this restructuring, our results of operations and financial condition could be adversely impacted. Factors that could cause actual results to differ materially from our expectations with regard to our announced restructuring include:

- the availability and hiring of the appropriately skilled workers in the Asia Pacific region;
- the transition of testing and other operational matters to third parties; and/or
- the timing and execution of our programs and plans related to the restructuring.

Considerable amounts of our common shares are available for issuance under our equity incentive plans and debentures, and significant issuances in the future may adversely impact the market price of our common shares.

As of March 28, 2009, we had 2.00 billion authorized common shares, of which 275.5 million shares were outstanding. In addition, 62.7 million common shares were reserved for issuance pursuant to our equity incentive plans and 1990 Employee Qualified Stock Purchase Plan (Employee Stock Purchase Plan), and 22.4 million shares were reserved for issuance upon conversion or repurchase of the 3.125% convertible debentures due March 15, 2037 (debentures). The availability of substantial amounts of our common shares resulting from the exercise or settlement of equity awards outstanding under our equity incentive plans or the conversion or repurchase of debentures using common shares, which would be dilutive to existing stockholders, could adversely affect the prevailing market price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our corporate offices, which include the administrative, sales, customer support, marketing, R&D and manufacturing and testing groups, are located in San Jose, California. This main site consists of adjacent buildings providing 588,000 square feet of space, which we own. We also own two parcels of land totaling approximately 121 acres in South San Jose near our corporate facility. At present, we do not have any plans to develop the land. We also have a 106,000 square foot leased facility in San Jose, which we do not occupy and is presently listed for subleasing.

We also own a 228,000 square foot facility in the metropolitan area of Dublin, Ireland, which serves as our regional headquarters in Europe. The Irish facility is primarily used for manufacturing and testing of our products, service and support for our customers in Europe, R&D and IT support.

In addition, we also own a 222,000 square foot facility in Singapore, which serves as our Asia Pacific regional headquarters. We own the building but the land is subject to a 30-year lease expiring in November 2035. The Singapore facility is primarily used for manufacturing and testing of our products, service and support for our customers in Asia Pacific/Japan, coordination and management of certain third parties in our supply chain and R&D. Excess space in the facility is leased to tenants under long-term lease agreements.

We also own a 130,000 square foot facility in Longmont, Colorado. The Longmont facility serves as the primary location for our software efforts in the areas of R&D, manufacturing and quality control. In addition, we also own a 200,000 square foot facility and 40 acres of land adjacent to the Longmont facility for future expansion. The facility is partially leased to tenants under long-term lease agreements and partially used by the Company.

We own a 45,000 square foot facility in Albuquerque, New Mexico, which is used for the development of our CoolRunner CPLD product families as well as IP cores.

We lease office facilities for our engineering design centers in Portland, Oregon, Grenoble, France, Edinburgh, Scotland, Hyderabad, India and Toronto, Canada. We also lease sales offices in various locations throughout North America, which include the metropolitan areas of Chicago, Dallas, Los Angeles, Nashua, Ottawa, Raleigh, San Diego and Toronto as well as international sales offices located in the metropolitan areas of Beijing, Brussels, Helsinki, Hong Kong, London, Milan, Munich, Osaka, Paris, Seoul, Shanghai, Shenzhen, Stockholm, Taipei, Tel Aviv and Tokyo.

ITEM 3. LEGAL PROCEEDINGS

Internal Revenue Service

The Internal Revenue Service (IRS) audited and issued proposed adjustments to the Company's tax returns for fiscal 1996 through 2001. The Company filed petitions with the Tax Court in response to assertions by the IRS relating to fiscal 1996 through 2000. To date, all issues have been settled with the IRS in this matter except as described in the following paragraphs.

On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement, and thus, the Company had no tax, interest, or penalties due for this issue. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the U.S. Court of Appeals for the Ninth Circuit.

The Company and the IRS presented oral arguments to a three-judge panel of the Appeals Court on March 12, 2008. On May 27, 2009, the Company received a 2-1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision and holding that the Company should include stock option amounts in its cost sharing agreement with Xilinx Ireland. The Company does not agree with the Appeals Court decision and is reviewing its alternatives as a result of the decision.

The Company expects to record expense of $8.6 million in the first quarter of fiscal 2010 in order to reverse the interest income it accrued through March 28, 2009 on the earlier prepayment it made to the IRS. The Company is presently determining the amount of penalties and interest to be accrued under Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48) in the first quarter of fiscal 2010 as a result of this decision.

In a separate matter, on December 8, 2008, the IRS issued a statutory notice of deficiency reflecting proposed audit adjustments for fiscal 2005. The Company filed a petition with the Tax Court on March 2, 2009, in response to this notice of deficiency and plans to contest the proposed adjustments. The Company believes it has provided adequate reserves for any tax deficiencies that could result from this IRS action.

Patent Litigation

On December 28, 2007, a patent infringement lawsuit was filed by PACT XPP Technologies, AG (PACT) against the Company in the U.S. District Court for the Eastern District of Texas, Marshall Division (PACT XPP Technologies, AG. v. Xilinx, Inc. and Avnet, Inc. Case No. 2:07-CV-563). The lawsuit pertains to 11 different patents and PACT seeks injunctive relief, unspecified damages and interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

On August 21, 2007, Lonestar Inventions, L.P. (Lonestar) filed a patent infringement lawsuit against Xilinx in the U.S. District Court for the Eastern District of Texas, Tyler Division (Lonestar Inventions, L.P. v. Xilinx, Inc. Case No. 6:07-CV-393). The lawsuit pertained to a single patent and Lonestar sought injunctive relief, unspecified damages and interest and attorneys' fees. The parties reached a confidential agreement to settle the action and the lawsuit was dismissed with prejudice on December 18, 2008. The amount of the settlement did not have a material impact on the Company's financial position or results of operations.

Other Matters

From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of our business. These include disputes and lawsuits related to intellectual property, mergers and acquisitions, licensing, contract law, tax, regulatory, distribution arrangements, employee relations and other matters. Periodically, we review the status of each matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, we accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we continue to reassess the potential liability related to pending claims and litigation and may revise estimates.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market under the symbol XLNX. As of May 6, 2009, there were approximately 793 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 105,000.

The following table sets forth the high and low closing sale prices, for the periods indicated, for our common stock as reported by the NASDAQ Global Select Market:

	Fiscal 2009		Fiscal 2008	
	High	Low	High	Low
First Quarter	$28.16	$22.96	$30.18	$25.65
Second Quarter	27.55	22.48	28.70	24.34
Third Quarter	23.45	14.61	26.97	21.16
Fourth Quarter	20.38	15.47	24.94	19.06

Dividends Declared Per Common Share

The following table presents the quarterly dividends declared on our common stock for the periods indicated:

	Fiscal 2009	Fiscal 2008
First Quarter	$0.14	$0.12
Second Quarter	0.14	0.12
Third Quarter	0.14	0.12
Fourth Quarter	0.14	0.12

On April 21, 2009, our Board of Directors declared a cash dividend of $0.14 per common share for the first quarter of fiscal 2010. The dividend is payable on June 3, 2009 to stockholders of record on May 13, 2009.

Issuer Purchases of Equity Securities

The Company did not repurchase any of its common stock during the fourth quarter of fiscal 2009. The value of shares or outstanding debentures that may yet be purchased under our current common stock and debentures repurchase program is $525.7 million. See "Note 15. Stockholders' Equity" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data" for information regarding our stock repurchase plans.

On February 25, 2008, we announced a repurchase program of up to $800.0 million of common stock. On November 6, 2008, our Board of Directors approved the amendment of the Company's $800.0 million stock repurchase program to provide that the funds may also be used to repurchase outstanding debentures. This repurchase program has no stated expiration date. Through March 28, 2009, the Company had used $274.3 million of the $800.0 million authorized for the repurchase of its outstanding common stock and debentures.

Company Stock Price Performance

The following graph shows a comparison of cumulative total return for the Company's common stock, the Standard & Poor's 500 Stock Index (S&P 500 Index), and the Standard & Poor's 500 Semiconductors Index (S&P 500 Semiconductors Index). The graph covers the period from April 2, 2004, the last trading day before Xilinx's 2005 fiscal year, to March 27, 2009, the last trading day of Xilinx's 2009 fiscal year. The graph and table assume that $100 was invested on April 2, 2004 in Xilinx, Inc. common stock, the S&P 500 Index and the S&P 500 Semiconductors Index and that all dividends were reinvested.



Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
4/2/04
4/1/05
3/31/06
3/30/07
3/28/08
3/27/09
Xilinx, Inc.
S&P 500 Index
S&P 500 Semiconductors Index

Company / Index	4/2/04	4/1/05	3/31/06	3/30/07	3/28/08	3/27/09
Xilinx, Inc.	**100.00**	72.47	64.79	66.44	60.79	52.73
S&P 500 Index	**100.00**	104.55	117.58	131.49	124.11	79.01
S&P 500 Semiconductors Index	**100.00**	80.37	88.16	81.40	76.20	56.39

Note: **Stock price performance and indexed returns for our Common Stock are historical and are not an indicator of future price performance or future investment returns.**

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Statement of Income Data
Five years ended March 28, 2009
(In thousands, except per share amounts)

	2009(1)	2008(2)	2007(3)	2006(4)	2005(5)
Net revenues	$1,825,184	$1,841,372	$1,842,739	$1,726,250	$1,573,233
Operating income (6)	429,518	424,194	347,767	412,062	372,040
Income before income taxes (6)	498,184	474,094	431,146	456,602	400,544
Provision for income taxes	122,544	100,047	80,474	102,453	87,821
Net income	375,640	374,047	350,672	354,149	312,723
Net income per common share :					
Basic	$ 1.36	$ 1.27	$ 1.04	$ 1.01	$ 0.90
Diluted	$ 1.36	$ 1.25	$ 1.02	$ 1.00	$ 0.87
Shares used in per share calculations:					
Basic	276,113	295,050	337,920	349,026	347,810
Diluted	276,854	298,636	343,636	355,065	358,230
Cash dividends declared per common share	$ 0.56	$ 0.48	$ 0.36	$ 0.28	$ 0.20

(1) Income before income taxes includes restructuring charges of $22,023, a gain on early extinguishment of convertible debentures of $110,606, impairment loss on investments of $54,129 and a charge of $3,086 related to an impairment of a leased facility that the Company no longer intends to occupy.

(2) Income before income taxes includes a loss on the sale of the Company's remaining UMC investment of $4,732, an impairment loss on investments of $2,850 and a charge of $1,614 related to an impairment of a leased facility that the Company no longer intends to occupy.

(3) Income before income taxes includes a charge of $5,934 related to an impairment of a leased facility that the Company no longer intends to occupy, a loss related to a litigation settlement of $2,500, stock-based compensation related to prior years of $2,209, an impairment loss on investments of $1,950 and a gain of $7,016 from the sale of a portion of the Company's UMC investment.

(4) Income before income taxes includes a loss related to litigation settlements and contingencies of $3,165, a write-off of acquired in-process R&D of $4,500 related to the acquisition of AccelChip and an impairment loss on investments of $1,418.

(5) Income before income taxes includes a write-off of acquired in-process R&D of $7,198 related to the acquisition of Hier Design Inc. and impairment loss on investments of $3,099.

(6) The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" (SFAS 123(R)) in fiscal 2007. Results for prior fiscal years do not include the effects of stock-based compensation (see Notes 2 and 6 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data").

Consolidated Balance Sheet Data
Five years ended March 28, 2009
(In thousands)

	2009	2008	2007	2006	2005
Working capital	$1,519,402	$1,479,530	$1,396,733	$1,303,224	$1,154,163
Total assets	2,825,515	3,137,107	3,179,355	3,173,547	3,039,196
Convertible debentures	690,125	999,851	999,597	—	—
Other long-term liabilities	81,776	40,281(1)	1,320	7,485	—
Stockholders' equity	1,737,900	1,671,823	1,772,740	2,728,885	2,673,508

(1) Includes $39,122 of long-term income taxes payable reclassified from current to non-current liabilities in connection with the adoption of FIN 48. See "Note 16. Income Taxes" to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and accompanying notes included in Item 8. "Financial Statements and Supplementary Data."

Cautionary Statement

The statements in this Management's Discussion and Analysis that are forward looking, within the meaning of the Private Securities Litigation Reform Act of 1995, involve numerous risks and uncertainties and are based on current expectations. The reader should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those risks discussed under "Risk Factors" and elsewhere in this document. Often, forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" and other similar terminology, or the negative of such terms. We disclaim any responsibility to update or revise any forward-looking statement provided in this Management's Discussion and Analysis for any reason.

Nature of Operations

We design, develop and market complete programmable logic solutions, including advanced ICs, software design tools, predefined system functions delivered as IP cores, design services, customer training, field engineering and technical support. Our PLDs include FPGAs and CPLDs. These devices are standard products that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in end markets such as wired and wireless communications, industrial, scientific and medical, aerospace and defense, audio, video and broadcast, consumer, automotive and data processing. We sell our products globally through independent domestic and foreign distributors and through direct sales to OEMs by a network of independent sales representative firms and by a direct sales management organization.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. The SEC has defined critical accounting policies as those that are most important to the portrayal of our financial condition and results of operations and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our critical accounting policies include: valuation of marketable and non-marketable securities, which impacts losses on debt and equity securities when we record impairments; revenue recognition, which impacts the recording of revenues; and valuation of inventories, which impacts cost of revenues and gross margin. Our critical accounting policies also include: the assessment of impairment of long-lived assets including acquisition-related intangibles, which impacts their valuation; the assessment of the recoverability of goodwill, which impacts goodwill impairment; accounting for income taxes, which impacts the provision or benefit recognized for income taxes, as well as the valuation of deferred tax assets recorded on our consolidated balance sheet; and valuation and recognition of stock-based compensation, which impacts gross margin, R&D expenses, and selling, general and administrative (SG&A) expenses. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting.

Valuation of Marketable and Non-marketable Securities

The Company's short-term and long-term investments include marketable debt securities and non-marketable equity securities. As of March 28, 2009, the Company had marketable debt securities with a fair value of $1.24 billion and non-marketable equity securities in private companies of $20.5 million (adjusted cost).

Beginning in the first quarter of fiscal 2009, the assessment of fair value is based on the provisions of SFAS No. 157, "Fair Value Measurements" (SFAS 157). The Company determines the fair values for marketable debt and equity securities using industry standard pricing services, data providers and other third-party sources and by performing valuation analyses. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for details of the valuation methodologies. In determining if and when a decline in value below adjusted cost of marketable debt and equity securities is other than temporary, the Company evaluates on an ongoing basis the market conditions, trends of earnings, financial condition, credit ratings, any underlying collateral and other key measures for our investments. We assess other-than-temporary impairment of debt and equity securities in accordance with FASB Staff Position (FSP) No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." We recorded other-than-temporary impairments for marketable debt securities and a marketable equity security in fiscal 2009. We did not record any other-than-temporary impairment for marketable debt or equity securities in fiscal 2008 or 2007.

The Company's investments in non-marketable securities of private companies are accounted for by using the cost method. These investments are measured at fair value on a non-recurring basis when they are deemed to be other-than-temporarily impaired. In determining whether a decline in value of non-marketable equity investments in private companies has occurred and is other than temporary, an assessment is made by considering available evidence, including the general market conditions in the investee's industry, the investee's product development status and subsequent rounds of financing and the related valuation and/or our participation in such financings. We also assess the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. Beginning in the first quarter of fiscal 2009, the assessment of fair value is based on the provisions of SFAS 157. The valuation methodology for determining the decline in value of non-marketable equity securities is based on the factors noted above which require management judgment and are Level 3 inputs. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information relating to the adoption of SFAS 157. When a decline in value is deemed to be other than temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline. We recorded other-than-temporary impairments for non-marketable equity securities in fiscal 2009, 2008 and 2007.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributors' end customers. For fiscal 2009, approximately 77% of our net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. We maintain system controls to validate distributor data and to verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from the Company. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point we have a legally enforceable right to collection under normal payment terms.

As of March 28, 2009, we had $90.4 million of deferred revenue and $28.0 million of deferred cost of goods sold recognized as a net $62.4 million of deferred income on shipments to distributors. As of March 29, 2008, we had $158.0 million of deferred revenue and $46.3 million of deferred cost of goods sold recognized as a net $111.7 million of deferred income on shipments to distributors. The deferred income on shipments to distributors that will ultimately be recognized in our consolidated statement of income will be different than the amount shown on the consolidated balance sheet due to actual price adjustments issued to the distributors when the product is sold to their end customers.

Revenue from sales to our direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no significant formal acceptance provisions with our direct customers.

Revenue from software licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from Support Products, which includes software and services sales, was less than 7% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Valuation of Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or market (estimated net realizable value). The valuation of inventory requires us to estimate excess or obsolete inventory as well as inventory that is not of saleable quality. We review and set standard costs quarterly to approximate current actual manufacturing costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, we write down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. The estimates of future demand that we use in the valuation of inventory are the basis for our published revenue forecasts, which are also consistent with our short-term manufacturing plans. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would have a negative impact on our gross margin.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, we estimate future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. Factors affecting impairment of assets held for use include the ability of the specific assets to generate positive cash flows.

When assets are removed from operations and held for sale, we estimate impairment losses as the excess of the carrying value of the assets over their fair value. Factors affecting impairment of assets held for sale include market conditions. Changes in any of these factors could necessitate impairment recognition in future periods for assets held for use or assets held for sale.

Long-lived assets such as goodwill, other intangible assets and property, plant, and equipment, are considered nonfinancial assets, and are only measured at fair value when indicators of impairment exist. The accounting and disclosure provisions of SFAS 157 will not be effective for these assets until the first quarter of fiscal 2010. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information.

Goodwill

As required by SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, and goodwill is written down when it is determined to be impaired. We perform an annual impairment review in the fourth quarter of each fiscal year and compare the fair value of the reporting unit in which the goodwill resides to its carrying value. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired. For purposes of impairment testing under SFAS 142, Xilinx operates as a single reporting unit. We use the quoted market price method to determine the fair value of the reporting unit. Based on the impairment review performed during the fourth quarter of fiscal 2009, there was no impairment of goodwill in fiscal 2009. Unless there are indicators of impairment, our next impairment review for goodwill will be performed and completed in the fourth quarter of fiscal 2010. To date, no impairment indicators have been identified.

Accounting for Income Taxes

Xilinx is a multinational corporation operating in multiple tax jurisdictions. We must determine the allocation of income to each of these jurisdictions based on estimates and assumptions and apply the appropriate tax rates for these jurisdictions. We undergo routine audits by taxing authorities regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax audits often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Additionally, we must estimate the amount and likelihood of potential losses arising from audits or deficiency notices issued by taxing authorities. The taxing authorities' positions and our assessment can change over time resulting in a material effect on the provision for income taxes in periods when these changes occur.

We must also assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a reserve in the form of a valuation allowance for the deferred tax assets that we estimate will not ultimately be recoverable.

The Company has elected to adopt the alternative transition method provided in FSP No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the APIC pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

In June 2006, the FASB issued FIN 48. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being ultimately realized. See "Note 16. Income Taxes" to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Stock-Based Compensation

In the first quarter of fiscal 2007, we adopted SFAS 123(R), which requires the measurement at fair value and recognition of compensation expense for all stock-based payment awards. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant requires judgment. We use the Black-Scholes option-pricing model to estimate the fair value of employee stock options and rights to purchase shares under the Company's Employee Stock Purchase Plan, consistent with the provisions of SFAS 123(R). Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected stock price volatility, expected life, expected dividend rate, expected forfeiture rate and expected risk-free rate of return. We use implied volatility based on traded options in the open market as we believe implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility. In determining the appropriateness of implied volatility, we considered: the volume of market activity of traded options, and determined there was sufficient market activity; the ability to reasonably match the input variables of traded options to those of options granted by the Company, such as date of grant and the exercise price, and determined the input assumptions were comparable; and the length of term of traded options used to derive implied volatility, which is generally one to two years and which was extrapolated to match the expected term of the employee options granted by the Company, and determined the length of the option term was reasonable. The expected life of options granted is based on the historical exercise activity as well as the expected disposition of all options outstanding. We will continue to review our input assumptions and make changes as deemed appropriate depending on new information that becomes available. Higher volatility and expected lives result in a proportional increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return do not have as significant an effect on the calculation of fair value.

In addition, SFAS 123(R) requires us to develop an estimate of the number of stock-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate have an effect on reported stock-based compensation, as the effect of adjusting the rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The effect of forfeiture adjustments in fiscal 2009, 2008 and 2007 was insignificant. The expense we recognize in future periods could also differ significantly from the current period and/or our forecasts due to adjustments in the assumed forfeiture rates.

Results of Operations

The following table sets forth statement of income data as a percentage of net revenues for the fiscal years indicated:

	2009	2008	2007
Net Revenues	**100.0%**	**100.0%**	**100.0%**
Cost of revenues	36.7	37.3	39.0
Gross Margin	**63.3**	**62.7**	**61.0**
Operating Expenses:			
Research and development	19.5	19.4	21.1
Selling, general and administrative	18.8	19.9	20.4
Amortization of acquisition-related intangibles	0.3	0.4	0.4
Restructuring charges	1.2	0.0	0.0
Litigation settlement	0.0	0.0	0.1
Stock-based compensation related to prior years	0.0	0.0	0.1
Total operating expenses	39.8	39.7	42.1
Operating Income	**23.5**	**23.0**	**18.9**
Gain on early extinguishment of convertible debentures	6.1	0.0	0.0
Impairment loss on investments	(3.0)	(0.2)	(0.1)
Interest and other income, net	0.7	2.9	4.6
Income Before Income Taxes	**27.3**	**25.7**	**23.4**
Provision for income taxes	6.7	5.4	4.4
Net Income	**20.6%**	**20.3%**	**19.0%**

Net Revenues

(In millions)	2009	Change	2008	Change	2007
Net revenues	$1,825.2	(1)%	$1,841.4	0%	$1,842.7

The 1% decline in net revenues in fiscal 2009 compared to fiscal 2008 was largely due to the recessionary environment we experienced during the fiscal year which impacted our sales across a broad base of end markets. New Product revenue increased considerably in fiscal 2009 but not enough to fully offset the declines in Base and Mainstream Products. Total unit sales declined in fiscal 2009 but average selling price per unit increased compared to the comparable prior year period. The relatively flat net revenues in fiscal 2008 compared to fiscal 2007 was driven by strong customer demand for our New Products which was offset by decreased demand for our Mainstream and Base Products, particularly in the Communications and Data Processing end markets. Increased total unit sales during fiscal 2008 compared to the comparable prior year period were offset by declines in average unit selling prices, which also contributed to the flat net revenues in fiscal 2008. See "Net Revenues by Product" and "Net Revenues by End Markets" below for more information on our product and end-market categories.

No end customer accounted for more than 10% of net revenues for any of the periods presented.

Net Revenues by Product

We classify our product offerings into four categories: New, Mainstream, Base and Support Products. These product categories, excluding Support Products, are modified on a periodic basis to better reflect advances in technology. The most recent adjustment was made on July 2, 2006, which was the beginning of our second quarter of fiscal 2007. New Products, as currently defined, include our most recent product offerings and include the Virtex-5, Virtex-4, Spartan-3 and CoolRunner-II product families. Mainstream Products include the Virtex-II, Spartan-II, CoolRunner and Virtex-E product families. Mainstream products are generally several years old and designed into customer programs that are currently shipping in full production. Base Products consist of our older product families including the Virtex, Spartan, XC4000 and XC9500 products. Support Products make up the remainder of our product offerings and include configuration products, software, IP cores, customer training, design services and support. In fiscal 2010, we expect to reclassify our net revenues by product categories to better reflect the age of the products and advances in technologies.

Net revenues by product categories for the fiscal years indicated were as follows:

(In millions)	2009	% of Total	% Change	2008	% of Total	% Change	2007	% of Total
New Products	$ 847.9	47	40	$ 604.2	33	45	$ 416.8	23
Mainstream Products	673.0	37	(21)	849.8	46	(15)	1,004.2	54
Base Products	206.3	11	(26)	277.7	15	(12)	317.2	17
Support Products	98.0	5	(11)	109.7	6	5	104.5	6
Total net revenues	$1,825.2	100	(1)	$1,841.4	100	0	$1,842.7	100

Net revenues from New Products increased significantly in fiscal 2009 compared to the prior year period due to continued strong market acceptance of these products, primarily Virtex-5, Virtex-4 and Spartan-3E. In fiscal 2009, Virtex-5 sales nearly tripled and net revenues from our Virtex-4 and Spartan-3 product families each grew in double digits. These products, along with our CoolRunner-II family of CPLDs, contributed to the majority of the revenue growth in New Products in fiscal 2008. We expect sales of New Products to continue to increase over time as more customers' programs go into volume production with our 65-nm and 90-nm products.

Net revenues from Mainstream Products declined in fiscal 2009 and 2008 primarily due to a decline in sales of some of our older generation products that were introduced to the market more than seven years ago.

The decline in net revenues from Base Products in fiscal 2009 and 2008 was expected since these products are mature and approaching the end of life.

Net revenues from Support Products decreased in fiscal 2009 compared to the prior year period primarily due to a decline in sales from our PROM products. Net revenues from Support Products increased in fiscal 2008 due to modest increases in sales from our software products.

Net Revenues by End Markets

Our end market revenue data is derived from our understanding of our end customers' primary markets. We classify our net revenues by end markets into four categories: Communications, Industrial and Other, Consumer and Automotive, and Data Processing. The percentage change calculation in the table below represents the year-to-year dollar change in each end market.

Net revenues by end markets for the fiscal years indicated were as follows:

(% of total net revenues)	2009	% Change in Dollars	2008	% Change in Dollars	2007
Communications	44%	1	43%	(5)	45%
Industrial and Other	32	1	32	11	29
Consumer and Automotive	16	(6)	17	4	16
Data Processing	8	(9)	8	(14)	10
Total net revenues	100%	(1)	100%	0	100%

Net revenues from Communications, our largest end market, increased in fiscal 2009 compared to the prior year period primarily due to the strength in wireless communication applications. Sales to customers in the wireless space were particularly strong during fiscal 2009 as a result of next generation wireless activity in China. In fiscal 2008, net revenues from Communications decreased primarily due to decreased sales from wireless communication applications, much of which was driven by merger and consolidation activity in that market.

Net revenues from the Industrial and Other end market increased in fiscal 2009 compared with the prior year period due to strong sales growth from aerospace and defense and industrial, scientific and medical applications. However, this growth was offset considerably by weakness in test and measurement applications. In fiscal 2008, net revenues from the Industrial and Other end market increased due to broad-based strength across all applications including defense, industrial, scientific and medical and test and measurement.

Net revenues from the Consumer and Automotive end market decreased in fiscal 2009 from the comparable prior year due to weaker sales from audio, video and broadcast and automotive applications, which was partially offset by an increase in sales from consumer applications. In fiscal 2008, net revenues from the Consumer and Automotive end market increased primarily due to strength in automotive applications.

The decrease in net revenues from the Data Processing end market in fiscal 2009 compared with the prior year period was mainly driven by decreases in sales from computing and data processing applications. In fiscal 2008, net revenues from the Data Processing end market declined due to decreases in sales from storage as well as computing and data processing applications.

Net Revenues by Geography

Geographic revenue information reflects the geographic location of the distributors or OEMs who purchased our products. This may differ from the geographic location of the end customers. Net revenues by geography for the fiscal years indicated were as follows:

(In millions)	2009	% of Total	% Change	2008	% of Total	% Change	2007	% of Total
North America	$ 627.7	34	(13)	$ 717.8	39	(2)	$ 731.3	40
Asia Pacific	603.0	33	15	526.3	29	13	466.6	25
Europe	411.6	23	1	407.2	22	(5)	426.9	23
Japan	182.9	10	(4)	190.1	10	(13)	217.9	12
Total net revenues	$1,825.2	100	(1)	$1,841.4	100	0	$1,842.7	100

Net revenues in North America decreased in fiscal 2009 compared with the prior year period primarily due to lower sales from the Communications end market. The decrease in net revenues during fiscal 2008 was driven primarily by a decline in sales from wireless communications as well as data processing applications.

Net revenues in Asia Pacific increased in double digits during fiscal 2009, driven by strength in the Communications end market, primarily from next generation wireless applications in China. The increase in net revenues in fiscal 2008 was due to broad-based end market strength, with particular strength coming from customers in the Communications and Industrial and Other end markets. Asia Pacific sales continued to benefit from outsourcing of manufacturing operations by large U.S. and European-based customers to the Asia Pacific region.

Net revenues in Europe increased in fiscal 2009 compared with the prior year period primarily due to strength in wireless communication applications. Net revenues decreased in fiscal 2008 primarily due to lower sales from wireless communication applications.

Net revenues in Japan decreased in fiscal 2009 compared to the same period last year due to broad-based weakness across most end market categories with the exception of the Consumer and Automotive end market. The fiscal 2008 decline was due to broad-based weakness across all end market categories.

Gross Margin

(In millions)	2009	Change	2008	Change	2007
Gross margin	$1,156.0	0%	$1,154.4	3%	$1,124.1
Percentage of net revenues	63.3%		62.7%		61.0%

The increase in the gross margin percentage in fiscal 2009 from the comparable prior year period was driven primarily by product cost reductions, higher average selling prices per unit, stabilization of our New Products and improved operational efficiency.

The increase in the gross margin percentage in fiscal 2008 from the comparable prior year period was driven primarily by product cost reductions and improved operational efficiency. This favorable impact was partially offset by the product mix effect of New Product growth year-over-year. New Products generally have lower gross margins than Mainstream and Base Products in the early product life cycle due to higher unit costs resulting from lower yields. As a percentage of total net revenues, New Product sales increased by approximately 10% from fiscal 2007 to fiscal 2008.

Gross margin may be affected in the future due to mix shifts, competitive-pricing pressure, manufacturing-yield issues and wafer pricing. We expect to mitigate any adverse impacts from these factors by continuing to improve yields on our New Products and by improving manufacturing efficiencies.

Sales of inventory previously written off were not material during fiscal 2009, 2008 or 2007.

In order to compete effectively, we pass manufacturing cost reductions on to our customers in the form of reduced prices to the extent that we can maintain acceptable margins. Price erosion is common in the semiconductor industry, as advances in both product architecture and manufacturing process technology permit continual reductions in unit cost. We have historically been able to offset much of this revenue decline in our mature products with increased revenues from newer products.

Research and Development

(In millions)	2009	Change	2008	Change	2007
Research and development	$355.4	(1)%	$358.1	(8)%	$388.1
Percentage of net revenues	19%		19%		21%

R&D spending decreased $2.7 million or 1% during fiscal 2009 compared to the same period last year. The decrease was attributable to lower mask and wafer spending and reduced stock-based compensation expense, which was partially offset by increased outside services to support our investments in new product development.

R&D spending decreased $30.0 million or 8% during fiscal 2008 compared to fiscal 2007. The decrease was primarily due to reduced stock-based compensation expense and lower mask and wafer spending, coupled with lower cost related to our R&D center in India.

We plan to continue to selectively invest in R&D efforts in areas such as new products and more advanced process development, IP cores and the development of new design and layout software. We will also consider acquisitions to complement our strategy for technology leadership and engineering resources in critical areas.

Selling, General and Administrative

(In millions)	2009	Change	2008	Change	2007
Selling, general and administrative	$343.8	(6)%	$365.3	(3)%	$375.5
Percentage of net revenues	19%		20%		20%

SG&A expenses decreased $21.5 million or 6% during fiscal 2009 compared to the same period last year. The decrease was primarily due to headcount reduction as a result of a functional reorganization, lower sales commissions and lower stock-based compensation expense, which was partially offset by higher litigation costs.

SG&A expenses decreased $10.2 million or 3% during fiscal 2008 compared to fiscal 2007. The decrease was attributable to lower stock-based compensation expense, reduced discretionary spending and lower sales commissions. The reductions in discretionary spending included consulting, travel and marketing expenses.

Amortization of Acquisition-Related Intangibles

(In millions)	2009	Change	2008	Change	2007
Amortization of acquisition-related intangibles	$5.3	(22)%	$6.8	(15)%	$8.0

Amortization expense was related to the intangible assets acquired from prior acquisitions. Amortization expense for these intangible assets decreased for fiscal 2009 from the same period last year, due to the complete amortization of certain intangible assets in fiscal 2008. Amortization expense for these intangible assets decreased for fiscal 2008 from fiscal 2007, due to the complete amortization of certain intangible assets in fiscal 2007. We expect amortization of acquisition-related intangibles to be approximately $1.5 million for fiscal 2010 compared with $5.3 million for fiscal 2009.

Restructuring Charges

In June 2008, we announced a functional reorganization pursuant to which we eliminated 249 positions, or approximately 7% of our global workforce. These employee terminations occurred across various geographies and functions worldwide. The reorganization plan was completed by the end of the second quarter of fiscal 2009.

We recorded total restructuring charges of $22.0 million in connection with the reorganization. These charges consisted of $19.5 million of severance pay and benefits expenses which were recorded in the first quarter of fiscal 2009 and $2.5 million of facility-related costs and severance benefits expenses which were recorded in the second quarter of fiscal 2009.

The following table summarizes the restructuring accrual activity for fiscal 2009:

(In millions)	Employee severance and benefits	Facility-related costs	Total
Balance as of March 29, 2008	$ —	$ —	$ —
Accruals during the period	20.5	1.5	22.0
Cash payments	(20.0)	(0.6)	(20.6)
Non-cash settlements	(0.5)	(0.2)	(0.7)
Balance as of March 28, 2009	$ —	$ 0.7	$ 0.7

The charges above have been shown separately as restructuring charges on the consolidated statements of income. The remaining accrual as of March 28, 2009 relates to facility-related costs that are expected to be paid over the remaining lease terms of the closed facilities expiring at various dates through December 2012.

We estimate that severance and benefits expenses incurred to date will result in gross annual savings of approximately $35.0 million, including approximately $30.0 million of cash savings before taxes and approximately $5.0 million of stock-based compensation expense. We began realizing the majority of these savings, primarily within the SG&A and R&D expense categories, beginning in the second quarter of fiscal 2009. There can be no assurance that these expected future savings will be completely realized as they may be partially offset by increases in other expenses.

See "Note 21. Subsequent Events" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for information relating to a restructuring announced on April 15, 2009.

Litigation Settlement

On November 27, 2006, the Company settled a patent infringement lawsuit under which the Company agreed to pay $6.5 million. The plaintiff agreed to dismiss the patent infringement lawsuit with prejudice, granted a patent license to the Company and executed an agreement not to sue the Company under any patent owned or controlled by the plaintiff for ten years. As a result of the settlement agreement, we recorded a current period charge of $2.5 million during the third quarter of fiscal 2007. The remaining balance of $4.0 million represented the value of the prepaid patent license granted as part of the settlement. This balance is being amortized over the patent's remaining useful life of nine years.

Stock-Based Compensation

(In millions)	2009	Change	2008	Change	2007
Stock-based compensation included in:					
Cost of revenues	$ 5.8	(24)%	$ 7.6	(26)%	$10.4
Research and development	25.0	(20)%	31.4	(24)%	41.6
Selling, general and administrative	23.1	(16)%	27.4	(29)%	38.3
Restructuring charges	0.6	—	—	—	—
Stock-based compensation related to prior years	—	—	—	—	2.2
	$54.5	(18)%	$66.4	(28)%	$92.5

The $11.9 million decrease in stock-based compensation expense for fiscal 2009 was due to a decrease in the number of shares granted, declining weighted-average fair values of stock awards vesting and an increase in the number of shares cancelled due to the June 2008 restructuring. The $26.1 million decrease in stock-based compensation expense for fiscal 2008 was due to a decrease in the number of shares granted, declining weighted-average fair values of stock awards vesting and lower expense related to a methodology change from accelerated to straight-line amortization in connection with the adoption of SFAS 123(R). Total stock-based compensation expense during fiscal 2007 related to the adoption of SFAS 123(R) was $90.3 million, excluding one-time expense of $2.2 million relating to prior years under the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, using the intrinsic value method.

In June 2006, stockholder derivative complaints were filed against the Company concerning the Company's historical option-granting practices and the SEC initiated an informal inquiry on the matter. An investigation of the Company's historical stock option-granting practices was conducted by outside counsel and no evidence of fraud, management misconduct or manipulation in the timing or exercise price of stock option grants was found. The investigation determined that in nearly all cases, stock options were issued as of pre-set dates; however, there were some minor differences between the recorded grant dates and measurement dates for certain grants made between 1997 and 2006. As a result, a $2.2 million charge was taken to the Company's earnings for the first quarter of fiscal 2007. Subsequently the SEC informal inquiry was terminated and no enforcement action was recommended and the stockholder derivative complaints were dismissed.

The income tax effect of the charge resulted in a benefit of $650 thousand, which was recorded to income tax expense. The Company assessed the implications of applicable income tax rules that may affect the Company. The tax benefit recorded is net of such potential costs.

Gain on Early Extinguishment of Convertible Debentures

In the third and fourth quarters of fiscal 2009, we paid $193.2 million in cash to repurchase $310.4 million (principal amount) of our debentures and recognized a gain on early extinguishment of convertible debentures of $110.6 million, net of the write-off of the pro rata portions of unamortized debt issuance costs ($5.8 million) and unamortized derivative valuation ($736 thousand). Accrued interest paid at the time of repurchases totaled $2.4 million.

Impairment Loss on Investments

(In millions)	2009	Change	2008	Change	2007
Impairment loss on investments	$54.1	1,799%	$2.9	46%	$2.0
Percentage of net revenues	3%		0%		0%

During fiscal 2009, we recorded total impairment losses related to senior class asset-backed securities of $38.0 million, which represented the original purchase price of these securities, excluding accrued interest. The senior class asset-backed securities were partially written off in the second quarter of fiscal 2009 due to default by the issuer in October 2008. At the time of the initial write-off of $19.8 million in the second quarter of fiscal 2009, we understood, based on the issuer's prospectus disclosures that investors would be repaid proportionally and without preference. In October 2008, the issuer went into receivership. The receiver subsequently sought judicial interpretation of a provision of a legal document governing the issuer's securities. As a result of the outcome of the judicial determination, the receiver immediately liquidated the substantial majority of the issuer's assets, and in accordance with the court order, the proceeds were used to repay short-term liabilities in the order in which they fell due. In December 2008, the receiver reported to the issuer's creditors the outcome of the judicial determination and that the issuer's liabilities substantially exceeded its assets. As a result, the receiver estimated that the issuer would not be able to pay any liabilities falling due after October 2008 regardless of the seniority or status of the securities. Our investments in these senior class asset-backed securities mature in September 2009 and September 2010. Based on these new developments, we concluded that we are not likely to recover the remaining balance of our investment. This decline in fair value was deemed to be other than temporary and, therefore, we recognized a total impairment loss on this investment. Accordingly, during the third quarter of fiscal 2009, we recognized an impairment loss of $18.2 million, which represented the carrying balance of the senior class asset-backed securities.

During the second quarter of fiscal 2009, the issuer of one of the marketable debt securities in our investment portfolio filed for bankruptcy resulting in a significant decline in the fair value of this security. The original purchase price of this security, excluding accrued interest, was $10.0 million. Based upon the available market and financial data for the issuer, the decline in market value was deemed to be other than temporary and we recorded impairment losses of $9.0 million, including $8.4 million in the second quarter and $600 thousand in the third quarter of fiscal 2009.

In the fourth quarter of fiscal 2009, we recognized an additional impairment loss of $1.0 million on marketable debt securities in our investment portfolio.

During fiscal 2009, we recognized a $3.1 million impairment loss as a result of a continuous decline that began in fiscal 2008 in the market value of our investment in a marketable equity security. We believed that the decline in the market value was other than temporary and it was deemed to be worthless as of September 27, 2008. We recognized an impairment loss on our investment in this marketable equity security during the first and second quarters of fiscal 2009.

We recorded impairment losses of $3.0 million, $2.9 million and $2.0 million in fiscal 2009, 2008 and 2007, respectively, related to our investment in non-marketable equity securities in private companies. These impairment losses resulted primarily from weak financial conditions of certain investees, certain investees diluting our investment through the receipt of additional rounds of investment at a lower valuation or from the liquidation of certain investees.

Interest and Other Income, Net

(In millions)	2009	Change	2008	Change	2007
Interest and other income, net	$12.2	(77)%	$52.7	(38)%	$85.3
Percentage of net revenues	1%		3%		5%

The decrease in interest and other income, net in fiscal 2009 over the prior year was due primarily to a decrease in interest rates and a smaller investment portfolio. The average interest rate yield decreased by approximately 200 basis points (two percentage points) year-over-year. The decrease in interest and other income, net in fiscal 2008 over fiscal 2007 was due to the interest expense ($32.0 million) related to the debentures issued in the fourth quarter of fiscal 2007 as well as a loss of approximately $4.7 million from the sale of the Company's remaining UMC investment in the fourth quarter of fiscal 2008. These decreases were partially offset by an increase in interest income of $13.6 million in fiscal 2008 over fiscal 2007 due to higher yields resulting from investing in taxable securities and a larger investment portfolio. See "Note 12. Interest and Other Income, Net" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Provision for Income Taxes

(In millions)	2009	Change	2008	Change	2007
Provision for income taxes	$122.5	22%	$100.0	24%	$80.5
Percentage of net revenues	7%		5%		4%
Effective tax rate	25%		21%		19%

The effective tax rates in all years reflected the favorable impact of foreign income at statutory rates less than the U.S. rate and tax credits earned.

The increase in the effective tax rate in fiscal 2009, when compared with fiscal 2008, was primarily due to the gain on early extinguishment of debentures taxable at U.S. tax rates. The increase was partially offset by the benefit of retroactive extension of the research credit in fiscal 2009. On October 3, 2008, the Emergency Economic Stabilization Act of 2008 was signed into law. This legislation extended the federal research credit through the end of calendar 2009. The increase in the effective tax rate in fiscal 2008, when compared with fiscal 2007, was primarily due to items unique to fiscal 2007 reducing the rates for the prior year period.

The IRS examined the Company's tax returns for fiscal 1996 through 2001. All issues have been settled with the exception of issues related to Xilinx U.S.'s cost sharing arrangement with Xilinx Ireland. On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement. Accordingly, there were no additional taxes, penalties or interest due for this issue. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the Ninth Circuit Court of Appeals. On May 27, 2009, the Company received a 2-1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision and holding that the Company should include stock option amounts in its cost sharing agreement with Xilinx Ireland. The Company does not agree with the Appeals Court decision and is reviewing its alternatives as a result of the decision. See Item 3. "Legal Proceedings" included in Part I and "Note 16. Income Taxes," "Note 18. Litigation Settlements and Contingencies," and "Note 21. Subsequent Events" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Financial Condition, Liquidity and Capital Resources

We have historically used a combination of cash flows from operations and equity and debt financing to support ongoing business activities, acquire or invest in critical or complementary technologies, purchase facilities and capital equipment, repurchase our common stock and debentures under our repurchase program, pay dividends and finance working capital. Additionally, our investments in debt securities are available for future sale.

Fiscal 2009 Compared to Fiscal 2008

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments as of March 28, 2009 and March 29, 2008 totaled $1.67 billion and $1.86 billion, respectively. As of March 28, 2009, we had cash, cash equivalents and short-term investments of $1.32 billion and working capital of $1.52 billion. Cash provided by operations of $442.5 million for fiscal 2009 was $138.5 million lower than the $581.0 million generated during fiscal 2008. Cash provided by operations during fiscal 2009 resulted primarily from net income as adjusted for non-cash related items, an increase in deferred income taxes and a decrease in accounts receivable, which were partially offset by decreases in accrued liabilities and deferred income on shipments to distributors.

Net cash provided by investing activities was $274.5 million during fiscal 2009, as compared to $192.0 million in fiscal 2008. Net cash provided by investing activities during fiscal 2009 consisted of $314.4 million of net proceeds from the sale and maturity of available-for-sale securities. These items were partially offset by $39.1 million for purchases of property, plant and equipment (see further discussion below) and $793 thousand of other investing activities.

Net cash used in financing activities was $518.1 million in fiscal 2009, as compared to $541.9 million in fiscal 2008. Net cash used in financing activities during fiscal 2009 consisted of $193.2 million for the repurchase of debentures, $275.0 million for the repurchase of common stock and $154.5 million for dividend payments to stockholders. These items were partially offset by $99.8 million of proceeds from the issuance of common stock under employee stock plans and $4.8 million for excess tax benefits from stock-based compensation.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments decreased 13% from $249.1 million at the end of fiscal 2008 to $216.4 million at the end of fiscal 2009. Days sales outstanding decreased to 43 days as of March 28, 2009 from 49 days as of March 29, 2008. The decreases were primarily attributable to a decrease in net shipments and weaker linearity of shipments at the end of the fourth quarter of fiscal 2009 compared to the end of the fourth quarter of fiscal 2008.

Inventories

Inventories decreased from $130.3 million as of March 29, 2008 to $119.8 million as of March 28, 2009. The combined inventory days at Xilinx and distribution channel decreased to 80 days as of March 28, 2009, compared to 94 days as of March 29, 2008. The decreases were primarily due to lower inventory at Xilinx and in the distributor channel as a result of declining revenues due to lower anticipated demand and more effective inventory management processes.

We attempt to maintain sufficient levels of inventory in various product, package and speed configurations in order to keep lead times short and to meet forecasted customer demand. Conversely, we also attempt to minimize the handling costs associated with maintaining higher inventory levels and to fully realize the opportunities for cost reductions associated with architecture and manufacturing process advancements. We continually strive to balance these two objectives to provide excellent customer response at a competitive cost.

Property, Plant and Equipment

During fiscal 2009, we invested $39.1 million in property, plant and equipment compared to $45.6 million in fiscal 2008. Primary investments in fiscal 2009 were for building improvements, test equipment, computer equipment and software. We expect that property, plant and equipment expenditures will decrease in the near future due to expense controls and the current recessionary economic environment.

Current Liabilities

Current liabilities decreased from $340.7 million at the end of fiscal 2008 to $233.1 million at the end of fiscal 2009. The decrease was primarily due to the decreases in income taxes payable and deferred income on shipments to distributors. The decrease in deferred income on shipments to distributors was due to a decrease in distributor inventories as of March 28, 2009 compared to the prior year.

Stockholders' Equity

Stockholders' equity increased $66.1 million during fiscal 2009, from $1.67 billion in fiscal 2008 to $1.74 billion in fiscal 2009. The increase in stockholders' equity was attributable to net income of $375.6 million for fiscal 2009, the issuance of common stock under employee stock plans and other of $96.4 million, stock-based compensation related amounts totaling $54.1 million and the related tax benefits associated with stock option exercises and the Employee Stock Purchase Plan of $4.2 million. The increases were partially offset by the repurchase of common stock of $275.0 million, the payment of dividends to stockholders of $154.5 million, an adjustment to the cumulative effect of adopting FIN 48 of $10.1 million, unrealized losses on available-for-sale securities, net of deferred tax benefits, of $14.9 million, cumulative translation adjustment of $7.7 million and unrealized hedging transaction losses totaling $2.0 million.

Fiscal 2008 Compared to Fiscal 2007

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments as of March 29, 2008 and March 31, 2007 totaled $1.86 billion and $1.81 billion, respectively. As of March 29, 2008, we had cash, cash equivalents and short-term investments of $1.30 billion and working capital of $1.48 billion. Cash provided by operations of $581.0 million for fiscal 2008 was $29.4 million higher than the $551.6 million generated during fiscal 2007. Cash provided by operations during fiscal 2008 resulted primarily from net income as adjusted for non-cash related items, decreases in inventories and prepaid expenses and increases in income taxes payable and deferred income on shipments to distributors which were partially offset by an increase in accounts receivable.

The decrease in prepaid expenses in fiscal 2008 was primarily related to the utilization of the advance wafer purchase payment paid to Toshiba. In October 2004, we entered into an advanced purchase agreement with Toshiba under which the Company paid Toshiba a total of $100.0 million for advance payment of silicon wafers produced under the agreement, which expired in December 2006 and was extended until December 2008. The entire advance payment of $100.0 million was reduced by wafer purchases from Toshiba. As of March 29, 2008, the unused balance of the advance payment remaining was $4.5 million.

Net cash provided by investing activities was $192.0 million during fiscal 2008, as compared to net cash used in investing activities of $283.8 million in fiscal 2007. Net cash provided by investing activities during fiscal 2008 consisted of $232.2 million of net proceeds from the sale and maturity of available-for-sale securities, including $47.1 million of net proceeds from the sale of the remaining UMC investment, and a distribution from UMC of $10.7 million. These items were partially offset by $45.6 million for purchases of property, plant and equipment (see further discussion below) and $5.3 million of other investing activities.

Net cash used in financing activities was $541.9 million in fiscal 2008, as compared to $415.3 million in fiscal 2007. Net cash used in financing activities during fiscal 2008 consisted of $550.0 million for the repurchase of common stock and $140.0 million for dividend payments to stockholders. These items were partially offset by $125.6 million of proceeds from the issuance of common stock under employee stock plans and $22.5 million for excess tax benefits from stock-based compensation.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments increased 37% from $182.3 million at the end of fiscal 2007 to $249.1 million at the end of fiscal 2008. Days sales outstanding increased to 49 days as of March 29, 2008 from 36 days as of March 31, 2007. The increases were primarily attributable to the timing of payments from customers, credit issuance and the timing of shipments during the fourth quarter of fiscal 2008.

Inventories

Inventories decreased from $174.6 million as of March 31, 2007 to $130.3 million as of March 29, 2008. The combined inventory days at Xilinx and distribution channel decreased to 94 days as of March 29, 2008, compared to 112 days as of March 31, 2007. The decreases were primarily due to improved forecasting accuracy and fewer inventory mix issues.

Property, Plant and Equipment

During fiscal 2008, we invested $45.6 million in property, plant and equipment compared to $110.8 million in fiscal 2007. Primary investments in fiscal 2008 were for computer equipment, software, test equipment, and building and leasehold improvements. The decrease in fiscal 2008 was primarily attributable to the accumulated construction costs incurred in fiscal 2007 in connection with our Asia Pacific regional headquarters building in Singapore, which was completed in June 2007, and the purchase in February 2007 of a parcel of land for $28.6 million near our headquarters in San Jose for future potential growth purposes, neither of which was repeated in fiscal 2008. We do not intend to build on the land for the foreseeable future.

Current Liabilities

Current liabilities increased from $303.4 million at the end of fiscal 2007 to $340.7 million at the end of fiscal 2008. The increase was primarily due to the increases in deferred income on shipments to distributors and accrued payroll and related liabilities, which were partially offset by the decrease in accounts payable. The increase in deferred income on shipments to distributors was due to an increase in distributor inventories at March 29, 2008 compared to the prior year.

Stockholders' Equity

Stockholders' equity decreased $100.9 million during fiscal 2008, from $1.77 billion in fiscal 2007 to $1.67 billion in fiscal 2008. The decrease in stockholders' equity was attributable to the repurchase of common stock of $550.0 million, the payment of dividends to stockholders of $140.0 million and unrealized losses on available-for-sale securities, net of deferred tax benefits, of $1.8 million. The decreases were partially offset by net income of $374.0 million for fiscal 2008, the issuance of common stock under employee stock plans of $124.7 million, stock-based compensation related amounts totaling $65.8 million, the related tax benefits associated with stock option exercises and the Employee Stock Purchase Plan of $15.8 million, the effect of the adoption of FIN 48 totaling $6.5 million, cumulative translation adjustment of $3.1 million and hedging transaction gains totaling $1.0 million.

Liquidity and Capital Resources

Cash generated from operations is used as our primary source of liquidity and capital resources. Our investment portfolio is also available for future cash requirements as is our $250.0 million revolving credit facility entered into in April 2007. We are not aware of any lack of access to the revolving credit facility; however, we can provide no assurance that access to the credit facility will not be impacted by adverse conditions in the financial markets. Our credit facility is not reliant upon a single bank. There have been no borrowings to date under our existing revolving credit facility. We also have a shelf registration on file with the SEC pursuant to which we may offer an indeterminate amount of debt, equity and other securities in the future to augment our liquidity and capital resources.

We used $275.0 million of cash to repurchase 10.8 million shares of our common stock in fiscal 2009 compared with $550.0 million used to repurchase 23.5 million shares in fiscal 2008. In addition, during fiscal 2009, we paid $193.2 million of cash to repurchase $310.4 million (principal amount) of our debentures resulting in a net gain on early extinguishment of debentures of $110.6 million. During fiscal 2009, we paid $154.5 million in cash dividends to stockholders, representing an aggregate amount of $0.56 per common share. During fiscal 2008, we paid $140.0 million in cash dividends to stockholders, representing an aggregate amount of $0.48 per common share. In addition, on April 21, 2009, our Board of Directors declared a cash dividend of $0.14 per common share for the first quarter of fiscal 2010. The dividend is payable on June 3, 2009 to stockholders of record on May 13, 2009. Our common stock and debentures repurchase program and dividend policy could be impacted by, among other items, our views on potential future capital requirements relating to R&D, investments and acquisitions, legal risks, principal and interest payments on our debentures and other strategic investments.

The global credit crisis has imposed exceptional levels of volatility and disruption in the capital markets, severely diminished liquidity and credit availability, and increased counterparty risk. Nevertheless, we anticipate that existing sources of liquidity and cash flows from operations will be sufficient to satisfy our cash needs for the foreseeable future. We will continue to evaluate opportunities for investments to obtain additional wafer capacity, procurement of additional capital equipment and facilities, development of new products, and potential acquisitions of technologies or businesses that could complement our business. However, the risk factors discussed in Item 1A included in Part I and below could affect our cash positions adversely. In addition, certain types of investments such as asset-backed securities may present risks arising from liquidity and/or credit concerns. In the event that our investments in auction rate securities and senior class asset-backed securities become illiquid, we do not expect this will materially affect our liquidity and capital resources or results of operations.

As of March 28, 2009, marketable securities measured at fair value using Level 3 inputs were comprised of $58.4 million of student loan auction rate securities and $36.5 million of asset-backed securities within our available-for-sale investment portfolio. The amount of assets and liabilities measured using significant unobservable inputs (Level 3) as a percentage of the total assets and liabilities measured at fair value was less than 6% as of March 28, 2009. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information. Auction failures during the fourth quarter of fiscal 2008 and the lack of market activity and liquidity required that our student loan auction rate securities be measured using observable market data and Level 3 inputs. The fair values of our student loan auction rate securities were based on our assessment of the underlying collateral and the creditworthiness of the issuers of the securities. More than 98% of the underlying assets that secure the student loan auction rate securities are pools of student loans originated under FFELP that are substantially guaranteed by the U.S. Department of Education. The fair values of our student loan auction rate securities were determined using a discounted cash flow pricing model that incorporated financial inputs such as projected cash flows, discount rates, expected interest rates to be paid to investors and an estimated liquidity discount. The weighted-average life over which cash flows were projected was determined to be approximately nine years, given the collateral composition of the securities. The discount rates that were applied to the pricing model were based on market data and information for comparable- or similar-term student loan asset-backed securities. The discount rates increased by approximately 215 to 300 basis points (2.15 and 3.00 percentage points) in fiscal 2009 due to a widening of credit spreads and increased liquidity discount as a result of the global credit crisis noted above. The expected interest rate to be paid to investors in a failed auction was determined by the contractual terms for each security. The liquidity discount represents an estimate of the additional return an investor would require to compensate for the lack of liquidity of the student loan auction rate securities. We have the ability and intent to hold the student loan auction rate securities until anticipated recovery, which could be at final maturity that ranges from March 2023 to November 2047. All of the Company's student loan auction rate securities are rated AAA with the exception of $8.1 million that were downgraded to A rating during the fourth quarter of fiscal 2009.

Our $36.5 million of senior class asset-backed securities are secured primarily by bank, finance and insurance company obligations, collateralized loan and bank obligations, credit card debt and mortgage-backed securities with no direct U.S. subprime mortgage exposure. The $36.5 million of senior class asset-backed securities were measured using observable market data and Level 3 inputs due to the lack of market activity and liquidity. The fair values of these senior class asset-backed securities were based on our assessment of the underlying collateral and the creditworthiness of the issuers of the securities. We determined the fair values for the $36.5 million of senior class asset-backed securities by using prices from pricing services that could not be corroborated by observable market data. We corroborated the prices from the pricing services using comparable benchmark indexes and securities prices. We have the ability and intent to hold the $36.5 million of senior class asset-backed securities until final maturity in November 2009. The $36.5 million of senior class asset-backed securities were downgraded by at least one credit rating agency during the past two fiscal quarters and are currently rated or split rated between AAA and BBB rating.

Contractual Obligations

The following table summarizes our significant contractual obligations as of March 28, 2009 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our consolidated balance sheet as current liabilities as of March 28, 2009.

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In millions)		
Operating lease obligations (1)	$ 22.8	$ 8.9	$ 8.4	$ 3.0	$ 2.5
Inventory and other purchase obligations (2)	46.5	46.5	—	—	—
Electronic design automation software licenses (3)	19.7	10.4	9.3	—	—
Intellectual property license rights obligations (4)	5.0	—	—	—	5.0
3.125% convertible debentures – principal and interest (5)	1,293.1	21.6	43.1	43.1	1,185.3
Total	$1,387.1	$87.4	$60.8	$46.1	$1,192.8

(1) We lease some of our facilities, office buildings and land under non-cancelable operating leases that expire at various dates through November 2035. Rent expense, net of rental income, under all operating leases was approximately $9.2 million for fiscal 2009. See "Note 10. Commitments" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about operating leases.

(2) Due to the nature of our business, we depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and some test services. The lengthy subcontractor lead times require us to order the materials and services in advance, and we are obligated to pay for the materials and services when completed. We expect to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications.

(3) As of March 28, 2009, the Company had $19.7 million of non-cancelable license obligations to providers of electronic design automation software and hardware/software maintenance expiring at various dates through September 2011.

(4) In the fourth quarter of fiscal 2005, the Company committed up to $20.0 million to acquire, in the future, rights to intellectual property until July 2023. This commitment was reduced to $5.0 million in May 2009. License payments will be amortized over the useful life of the intellectual property acquired.

(5) In March 2007, the Company issued $1.00 billion principal amount of 3.125% debentures due March 15, 2037. As a result of the repurchases in fiscal 2009, the remaining carrying value of the debentures on the Company's consolidated balance sheet as of March 28, 2009 was $690.1 million. The debentures require payment of interest at an annual rate of 3.125% payable semiannually on March 15 and September 15 of each year, beginning September 15, 2007. For purposes of this table we have assumed the principal of our debentures will be paid on March 15, 2037. See "Note 14. Convertible Debentures and Revolving Credit Facility" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about our debentures.

As of March 28, 2009, $80.7 million of FIN 48 liabilities and related interest and penalties were classified as long-term income taxes payable in the consolidated balance sheet. Due to the inherent uncertainty with respect to the timing of future cash outflows associated with our FIN 48 liabilities as of March 28, 2009, we are unable to reliably estimate the timing of cash settlement with the respective taxing authority. Therefore, FIN 48 liabilities have been excluded from the contractual obligations table above.

Off-Balance-Sheet Arrangements

As of March 28, 2009, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

See "Note 2. Summary of Significant Accounting Policies and Concentrations of Risk" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for information about recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio, which consists of fixed income securities with a fair value of approximately $1.24 billion as of March 28, 2009. Our primary aim with our investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. Our investment portfolio includes municipal bonds, floating rate notes, mortgage-backed securities, asset-backed securities, bank certificates of deposit, commercial paper, corporate bonds, student loan auction rate securities and U.S. and foreign government and agency securities. In accordance with our investment policy, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer based upon the issuer's credit rating. These securities are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical 100 basis-point (one percentage point) increase or decrease in interest rates compared to rates at March 28, 2009 and March 29, 2008 would have affected the fair value of our investment portfolio by less than $6.0 million and $9.0 million, respectively.

Credit Market Risk

Since September 2007, the global credit markets have experienced adverse conditions that have negatively impacted the values of various types of investment and non-investment grade securities. The global credit and capital markets have recently experienced further significant volatility and disruption due to instability in the global financial system and the current uncertainty related to global economic conditions. As a result of these recent adverse conditions in the global credit markets, there is a risk that we may incur additional other-than-temporary impairment charges for certain types of investments such as asset-backed securities should the credit markets experience further deterioration. See "Note 4. Financial Instruments" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about our investments.

Foreign Currency Exchange Risk

Sales to all direct OEMs and distributors are denominated in U.S. dollars.

Gains and losses on foreign currency forward contracts that are designated as hedges of anticipated transactions, for which a firm commitment has been attained and the hedged relationship has been effective, are deferred and included in income or expenses in the same period that the underlying transaction is settled. Gains and losses on any instruments not meeting the above criteria are recognized in income or expenses in the consolidated statements of income as they are incurred.

We enter into forward currency exchange contracts to hedge our overseas operating expenses and other liabilities when deemed appropriate. As of March 28, 2009 and March 29, 2008, we had the following outstanding forward currency exchange contracts:

(In thousands and U.S. dollars)	March 28, 2009	March 29, 2008
Euro	$51,072	$18,616
Singapore dollar	30,123	11,938
Japanese Yen	12,563	5,364
British Pound	6,408	3,022
	$100,166	$38,940

Effective beginning in the first quarter of fiscal 2009, as part of our strategy to reduce volatility of operating expenses due to foreign exchange rate fluctuations, we expanded our hedging program from a one-quarter forward outlook to a five-quarter forward outlook for major foreign-currency-denominated operating expenses. The contracts expire at various dates between April 2009 and April 2010. The net unrealized gain or loss, which approximates the fair market value of the above contracts, was immaterial as of March 28, 2009 and March 29, 2008.

Our investments in several of our wholly-owned subsidiaries are recorded in currencies other than the U.S. dollar. As the financial statements of these subsidiaries are translated at each quarter end during consolidation, fluctuations of exchange rates between the foreign currency and the U.S. dollar increase or decrease the value of those investments. These fluctuations are recorded within stockholders' equity as a component of accumulated other comprehensive income (loss). Other foreign-denominated assets and liabilities are revalued on a monthly basis with gains and losses on revaluation reflected in net income. A hypothetical 10% favorable or unfavorable change in foreign currency exchange rates at March 28, 2009 and March 29, 2008 would have affected the annualized foreign-currency-denominated operating expenses of our foreign subsidiaries by less than $8.0 million and $15.0 million, respectively. In addition, a hypothetical 10% favorable or unfavorable change in foreign currency exchange rates compared to rates at March 28, 2009 and March 29, 2008 would have affected the value of foreign-currency-denominated cash and investments by less than $6.0 million as of each date.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

XILINX, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended		
(In thousands, except per share amounts)	March 28, 2009	March 29, 2008	March 31, 2007
Net revenues	$1,825,184	$1,841,372	$1,842,739
Cost of revenues	669,151	686,988	718,643
Gross margin	1,156,033	1,154,384	1,124,096
Operating expenses:			
Research and development	355,392	358,063	388,101
Selling, general and administrative	343,768	365,325	375,510
Amortization of acquisition-related intangibles	5,332	6,802	8,009
Restructuring charges	22,023	—	—
Litigation settlement	—	—	2,500
Stock-based compensation related to prior years	—	—	2,209
Total operating expenses	726,515	730,190	776,329
Operating income	429,518	424,194	347,767
Gain on early extinguishment of convertible debentures	110,606	—	—
Impairment loss on investments	(54,129)	(2,850)	(1,950)
Interest and other income, net	12,189	52,750	85,329
Income before income taxes	498,184	474,094	431,146
Provision for income taxes	122,544	100,047	80,474
Net income	$ 375,640	$ 374,047	$ 350,672
Net income per common share:			
Basic	$ 1.36	$ 1.27	$ 1.04
Diluted	$ 1.36	$ 1.25	$ 1.02
Shares used in per share calculations:			
Basic	276,113	295,050	337,920
Diluted	276,854	298,636	343,636

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)	March 28, 2009	March 29, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$1,065,987	$ 866,995
Short-term investments	258,946	429,440
Accounts receivable, net of allowances for doubtful accounts and customer returns of $3,629 and $3,634 in 2009 and 2008, respectively	216,390	249,147
Inventories	119,832	130,250
Deferred tax assets	63,709	106,842
Prepaid expenses and other current assets	27,604	37,522
Total current assets	1,752,468	1,820,196
Property, plant and equipment, at cost:		
Land	94,194	94,184
Buildings	298,543	288,338
Machinery and equipment	335,264	357,103
Furniture and fixtures	48,807	49,821
	776,808	789,446
Accumulated depreciation and amortization	(388,901)	(385,016)
Net property, plant and equipment	387,907	404,430
Long-term investments	347,787	564,269
Goodwill	117,955	117,955
Acquisition-related intangibles, net	2,493	7,825
Other assets	216,905	222,432
Total Assets	$2,825,515	$3,137,107
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 48,201	$ 59,402
Accrued payroll and related liabilities	89,918	100,730
Income taxes payable	10,171	39,258
Deferred income on shipments to distributors	62,364	111,678
Other accrued liabilities	22,412	29,598
Total current liabilities	233,066	340,666
Convertible debentures	690,125	999,851
Deferred tax liabilities	82,648	84,486
Long-term income taxes payable	80,699	39,122
Other long-term liabilities	1,077	1,159
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 2,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 2,000,000 shares authorized; 275,507 and 280,519 shares issued and outstanding in 2009 and 2008, respectively	2,755	2,805
Additional paid-in capital	856,232	858,172
Retained earnings	897,771	805,042
Accumulated other comprehensive income (loss)	(18,858)	5,804
Total stockholders' equity	1,737,900	1,671,823
Total Liabilities and Stockholders' Equity	$2,825,515	$3,137,107

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended March 28, 2009	March 29, 2008	March 31, 2007
Cash flows from operating activities:			
Net income	$ 375,640	$ 374,047	$ 350,672
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	55,632	54,199	55,998
Amortization	15,885	17,756	17,926
Stock-based compensation	54,509	66,427	90,292
Stock-based compensation related to prior years	—	—	2,209
Gain on early extinguishment of convertible debentures	(110,606)	—	—
Impairment loss on investments	54,129	2,850	1,950
Net (gain) loss on sale of available-for-sale securities	(2,706)	5,139	(814)
Convertible debt derivatives – revaluation and amortization	(97)	254	(403)
Provision for deferred income taxes	60,491	669	7,091
Tax benefit from exercise of stock options	4,244	15,794	35,765
Excess tax benefit from stock-based compensation	(4,779)	(22,459)	(27,413)
Changes in assets and liabilities:			
Accounts receivable, net	32,757	(66,853)	11,911
Inventories	10,022	43,647	28,617
Deferred income taxes	(3,020)	(891)	3,532
Prepaid expenses and other current assets	10,309	35,160	35,652
Other assets	(10,467)	4,404	(15,636)
Accounts payable	(11,201)	(19,509)	7,908
Accrued liabilities (including restructuring activities)	(24,353)	19,276	(10,939)
Income taxes payable	(14,545)	28,464	(5,244)
Deferred income on shipments to distributors	(49,314)	22,626	(37,506)
Net cash provided by operating activities	442,530	581,000	551,568
Cash flows from investing activities:			
Purchases of available-for-sale securities	(945,069)	(2,147,828)	(1,864,582)
Proceeds from sale and maturity of available-for-sale securities	1,259,511	2,380,055	1,693,152
Purchases of property, plant and equipment	(39,109)	(45,593)	(110,777)
Distribution from United Microelectronics Corporation	—	10,693	—
Other investing activities	(793)	(5,308)	(1,564)
Net cash provided by (used in) investing activities	274,540	192,019	(283,771)
Cash flows from financing activities:			
Repurchases of convertible debentures	(193,182)	—	—
Repurchases of common stock	(275,000)	(550,000)	(1,430,000)
Proceeds from issuance of common stock through various stock plans	99,859	125,612	128,136
Proceeds from issuance of convertible debentures, net of issuance costs	—	—	980,000
Payment of dividends to stockholders	(154,534)	(139,974)	(120,833)
Excess tax benefit from stock-based compensation	4,779	22,459	27,413
Net cash used in financing activities	(518,078)	(541,903)	(415,284)
Net increase (decrease) in cash and cash equivalents	198,992	231,116	(147,487)
Cash and cash equivalents at beginning of year	866,995	635,879	783,366
Cash and cash equivalents at end of year	$1,065,987	$ 866,995	$ 635,879
Supplemental disclosure of cash flow information:			
Interest paid	$ 28,828	$ 32,118	$ —
Income taxes paid, net of refunds	$ 75,375	$ 56,012	$ 39,330

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Outstanding Shares	Common Stock Outstanding Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of April 1, 2006	342,618	$3,426	$1,375,120	$1,334,530	$ 15,809	$2,728,885
Components of comprehensive income:						
Net income	—	—	—	350,672	—	350,672
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $8,267	—	—	—	—	(13,520)	(13,520)
Change in net unrealized loss on hedging transactions, net of taxes	—	—	—	—	(105)	(105)
Cumulative translation adjustment	—	—	—	—	1,417	1,417
Total comprehensive income						338,464
Issuance of common shares under employee stock plans	8,505	85	125,712	—	—	125,797
Repurchase and retirement of common stock	(55,221)	(552)	(781,371)	(648,077)	—	(1,430,000)
Stock-based compensation expense	—	—	90,292	—	—	90,292
Stock-based compensation capitalized in inventory	—	—	2,161	—	—	2,161
Stock-based compensation related to prior years	—	—	2,209	—	—	2,209
Cash dividends declared ($0.36 per common share)	—	—	—	(120,833)	—	(120,833)
Tax benefit from exercise of stock options	—	—	35,765	—	—	35,765
Balance as of March 31, 2007	295,902	2,959	849,888	916,292	3,601	1,772,740
Components of comprehensive income:						
Net income	—	—	—	374,047	—	374,047
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $1,168	—	—	—	—	(1,863)	(1,863)
Change in net unrealized gain on hedging transactions, net of taxes	—	—	—	—	1,014	1,014
Cumulative translation adjustment	—	—	—	—	3,052	3,052
Total comprehensive income						376,250
Issuance of common shares under employee stock plans	8,125	80	124,660	—	—	124,740
Repurchase and retirement of common stock	(23,508)	(234)	(198,946)	(350,820)	—	(550,000)
Stock-based compensation expense	—	—	66,427	—	—	66,427
Stock-based compensation capitalized in inventory	—	—	(675)	—	—	(675)
Effect of adoption of FIN 48	—	—	1,024	5,497	—	6,521
Cash dividends declared ($0.48 per common share)	—	—	—	(139,974)	—	(139,974)
Tax benefit from exercise of stock options	—	—	15,794	—	—	15,794
Balance as of March 29, 2008	280,519	2,805	858,172	805,042	5,804	1,671,823
Components of comprehensive income:						
Net income	—	—	—	375,640	—	375,640
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $9,272	—	—	—	—	(14,888)	(14,888)
Change in net unrealized loss on hedging transactions, net of taxes	—	—	—	—	(2,039)	(2,039)
Cumulative translation adjustment	—	—	—	—	(7,735)	(7,735)
Total comprehensive income						350,978
Issuance of common shares under employee stock plans and other	5,811	58	96,338	—	—	96,396
Repurchase and retirement of common stock	(10,823)	(108)	(156,635)	(118,257)	—	(275,000)
Stock-based compensation expense	—	—	54,509	—	—	54,509
Stock-based compensation capitalized in inventory	—	—	(396)	—	—	(396)
Adjustment to FIN 48 adoption entry	—	—	—	(10,120)	—	(10,120)
Cash dividends declared ($0.56 per common share)	—	—	—	(154,534)	—	(154,534)
Tax benefit from exercise of stock options	—	—	4,244	—	—	4,244
Balance as of March 28, 2009	275,507	$2,755	$ 856,232	$ 897,771	$(18,858)	$1,737,900

See notes to consolidated financial statements.

XILINX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations

Xilinx designs, develops and markets complete programmable logic solutions, including advanced integrated circuits, software design tools, predefined system functions delivered as intellectual property cores, design services, customer training, field engineering and technical support. The wafers used to manufacture its products are obtained primarily from independent wafer manufacturers located in Taiwan and Japan. The Company is dependent on these foundries to produce and deliver silicon wafers on a timely basis. The Company is also dependent on subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services. Xilinx is a global company with manufacturing and test facilities in the United States, Ireland and Singapore and sales offices throughout the world. The Company derives over one-half of its revenues from international sales, primarily in the Asia Pacific region, Europe and Japan.

Note 2. Summary of Significant Accounting Policies and Concentrations of Risk

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Xilinx and its wholly-owned subsidiaries after elimination of all intercompany transactions. The Company uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2009 was a 52-week year ended on March 28, 2009. Fiscal 2008 was a 52-week year ended on March 29, 2008. Fiscal 2007 was a 52-week year ended on March 31, 2007. Fiscal 2010 will be a 53-week year ending on April 3, 2010. The third quarter of fiscal 2010 will be a 14-week quarter ending on January 2, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Such estimates relate to, among others, the useful lives of assets, assessment of recoverability of property, plant and equipment, intangible assets and goodwill, inventory write-downs, allowances for doubtful accounts and customer returns, stock-based compensation, potential reserves relating to litigation and tax matters, valuation of certain investments and derivative financial instruments as well as other accruals or reserves. Actual results may differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with original maturities from the date of purchase of three months or less. These investments consist of commercial paper, bank certificates of deposit, money market funds and time deposits. Short-term investments consist of municipal bonds, corporate bonds, commercial paper, U.S. and foreign government and agency securities, floating rate notes, mortgage-backed securities, asset-backed securities and bank certificates of deposit with original maturities greater than three months and remaining maturities less than one year from the balance sheet date. Long-term investments consist of U.S. and foreign government and agency securities, corporate bonds, mortgage-backed securities, asset-backed securities, floating rate notes and municipal bonds with remaining maturities greater than one year, unless the investments are specifically identified to fund current operations, in which case they are classified as short-term investments. As of March 28, 2009 and March 29, 2008, long-term investments also included approximately $58.4 million and $71.9 million, respectively, of auction rate securities that experienced failed auctions in the fourth quarter of fiscal 2008. These auction rate securities are secured primarily by pools of student loans originated under FFELP that are substantially guaranteed by the U. S. Department of Education. Equity investments are also classified as long-term investments since they are not intended to fund current operations.

The Company maintains its cash balances with various banks with high quality ratings, and investment banking and asset management institutions. The Company manages its liquidity risk by investing in a variety of money market funds, high-grade commercial paper, corporate bonds, municipal bonds and U.S. and foreign government and agency securities. This diversification of investments is consistent with its policy to maintain liquidity and ensure the ability to collect principal. The Company maintains an offshore investment portfolio denominated in U.S. dollars with investments in non-U.S. based issuers. All investments are made pursuant to corporate investment policy guidelines. Investments include Euro commercial paper, Euro dollar bonds, Euro dollar floating rate notes and offshore time deposits.

Management classifies investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluates such designation at each balance sheet date, although classification is not generally changed. Securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities until maturity. Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income. No investments were classified as held-to-maturity as of March 28, 2009 or March 29, 2008. Available-for-sale securities are carried at fair value with the unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive income (loss) in stockholders' equity. See "Note 3. Fair Value Measurements" for information relating to the determination of fair value. Realized gains and losses on available-for-sale securities are included in interest and other income, net, and declines in value judged to be other than temporary are included in impairment loss on investments. The cost of securities matured or sold is based on the specific identification method.

In determining whether a decline in value of non-marketable equity investments in private companies is other than temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. When a decline in value is deemed to be other than temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline.

Accounts Receivable

The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on the aging of Xilinx's accounts receivable, historical experience, known troubled accounts, management judgment and other currently available evidence. Xilinx writes off accounts receivable against the allowance when Xilinx determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method), or market (estimated net realizable value) and are comprised of the following:

(In thousands)	March 28, 2009	March 29, 2008
Raw materials	$ 10,024	$ 13,771
Work-in-process	79,426	76,870
Finished goods	30,382	39,609
	$119,832	$130,250

The Company reviews and sets standard costs quarterly to approximate current actual manufacturing costs. The Company's manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, the Company writes down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets of three to five years for machinery, equipment, furniture and fixtures and 15 to 30 years for buildings. Depreciation expense totaled $55.6 million, $54.2 million and $56.0 million for fiscal 2009, 2008 and 2007, respectively.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

The Company evaluates the carrying value of long-lived assets and certain identifiable intangible assets to be held and used for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, the Company estimates future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. When assets are removed from operations and held for sale, Xilinx estimates impairment losses as the excess of the carrying value of the assets over their fair value.

Goodwill

As required by SFAS 142, goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, using a fair-value-based approach. All other intangible assets are amortized over their estimated useful lives and assessed for impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based on the impairment review performed during the fourth quarter of fiscal 2009, there was no impairment of goodwill in fiscal 2009. Unless there are indicators of impairment, the Company's next impairment review for goodwill will be performed and completed in the fourth quarter of fiscal 2010. To date, no impairment indicators have been identified.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributors' end customers. For fiscal 2009, approximately 77% of Xilinx's net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. The Company maintains system controls to validate distributor data and to verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from the Company. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point Xilinx has a legally enforceable right to collection under normal payment terms.

As of March 28, 2009, the Company had $90.4 million of deferred revenue and $28.0 million of deferred cost of goods sold recognized as a net $62.4 million of deferred income on shipments to distributors. As of March 29, 2008, the Company had $158.0 million of deferred revenue and $46.3 million of deferred cost of goods sold recognized as a net $111.7 million of deferred income on shipments to distributors. The deferred income on shipments to distributors that will ultimately be recognized in the Company's consolidated statement of income will be different than the amount shown on the consolidated balance sheet due to actual price adjustments issued to the distributors when the product is sold to their end customers.

Revenue from sales to Xilinx's direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no significant formal acceptance provisions with Xilinx's direct customers.

Revenue from software licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from support products, which includes software and services sales, was less than 7% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company's Ireland and Singapore subsidiaries. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars, and the resulting gains or losses are included in the consolidated statements of income under interest and other income, net. The remeasurement gains or losses were immaterial for fiscal 2009, 2008 and 2007.

The local currency is the functional currency for each of the Company's other wholly-owned foreign subsidiaries. Assets and liabilities are translated from foreign currencies into U.S. dollars at month-end exchange rates and statements of income are translated at the average monthly exchange rates. Exchange gains or losses arising from translation of foreign currency denominated assets and liabilities (i.e., cumulative translation adjustment) are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Derivative Financial Instruments

To reduce financial risk, the Company periodically enters into financial arrangements as part of the Company's ongoing asset and liability management activities. Xilinx uses derivative financial instruments to hedge fair values of underlying assets and liabilities or future cash flows which are exposed to foreign currency fluctuations. The Company does not enter into derivative financial instruments for trading or speculative purposes. See "Note 5. Derivative Financial Instruments" for detailed information about the Company's derivative financial instruments.

Research and Development Expenses

Research and development costs are current period expenses and charged to expense as incurred.

Stock-Based Compensation

The Company has equity incentive plans that are more fully discussed in "Note 6. Stock-Based Compensation Plans." Effective April 2, 2006, the Company adopted SFAS 123(R). SFAS 123(R) requires the Company to measure the cost of all employee equity awards that are expected to be exercised based on the grant-date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). SFAS 123(R) addresses all forms of stock-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. The exercise price of employee stock options is equal to the market price of Xilinx common stock (defined as the closing trading price reported by The NASDAQ Global Select Market) on the date of grant. Additionally, Xilinx's employee stock purchase plan is deemed a compensatory plan under SFAS 123(R). Accordingly, the employee stock purchase plan is included in the computation of stock-based compensation expense.

Under the modified-prospective method of adoption for SFAS 123(R), the compensation cost recognized by the Company beginning in fiscal 2007 includes (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), and (b) compensation cost for all stock-based awards granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the requisite service period of the award for stock-based awards granted after April 1, 2006. For stock-based awards granted prior to April 2, 2006, the Company continues to use the accelerated amortization method consistent with the amounts previously disclosed in the pro forma disclosure as prescribed by SFAS 123. Upon exercise, cancellation or expiration of stock options, deferred tax assets for options with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each award had a separate vesting period. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the date of implementation, the Company followed the alternative transition method discussed in FSP 123(R)-3.

Income Taxes

All income tax amounts reflect the use of the liability method under SFAS No. 109, as interpreted by FIN 48. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Product Warranty and Indemnification

The Company generally sells products with a limited warranty for product quality. The Company provides an accrual for known product issues if a loss is probable and can be reasonably estimated. The following table presents a reconciliation of the Company's product warranty liability, which is included in other accrued liabilities on the Company's consolidated balance sheets:

(In thousands)	2009	2008
Balance as of beginning of fiscal year	$ —	$ 2,500
Provision	5	1,413
Utilized	(5)	(3,913)
Balance as of end of fiscal year	$ —	$ —

The Company offers, subject to certain terms and conditions, to indemnify certain customers and distributors for costs and damages awarded against these parties in the event the Company's hardware products are found to infringe third-party intellectual property rights, including patents, copyrights or trademarks. To a lesser extent, the Company may from time-to-time offer limited indemnification with respect to its software products. The terms and conditions of these indemnity obligations are limited by contract, which obligations are typically perpetual from the effective date of the agreement. The Company has historically received only a limited number of requests for indemnification under these provisions and has not made any significant payments pursuant to these provisions. The Company cannot estimate the maximum amount of potential future payments, if any, that the Company may be required to make as a result of these obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. However, there can be no assurances that the Company will not incur any financial liabilities in the future as a result of these obligations.

Concentrations of Credit Risk

Avnet, one of the Company's distributors, distributes the substantial majority of the Company's products worldwide. As of March 28, 2009 and March 29, 2008, Avnet accounted for 81% and 83% of the Company's total accounts receivable, respectively. Resale of product through Avnet accounted for 55%, 61% and 67% of the Company's worldwide net revenues in fiscal 2009, 2008 and 2007, respectively. The percentage of accounts receivable due from Avnet and the percentage of worldwide net revenues from Avnet are consistent with historical patterns. The Company monitors the creditworthiness of its distributors and believes their sales to diverse end customers and to diverse geographies further serve to mitigate the Company's exposure to credit risk.

Xilinx is subject to concentrations of credit risk primarily in its trade accounts receivable and investments in debt securities to the extent of the amounts recorded on the consolidated balance sheet. The Company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, collection terms, distributor sales to diverse end customers and through geographical dispersion of sales. The Company has credit insurance for a portion of its accounts receivable balance to further mitigate the concentration of its credit risk. Xilinx generally does not require collateral for receivables from its end customers or from distributors.

No end customer accounted for more than 10% of net revenues in fiscal 2009, 2008 or 2007.

The Company mitigates concentrations of credit risk in its investments in debt securities by currently investing approximately 90% of its portfolio in AA or higher grade securities as rated by Standard & Poor's or Moody's Investors Service. The Company's methods to arrive at investment decisions are not solely based on the rating agencies' credit ratings. Xilinx also performs additional credit due diligence and conducts regular portfolio credit reviews, including a review of counterparty credit risk related to the Company's forward currency exchange contracts. Additionally, Xilinx limits its investments in the debt securities of a single issuer based upon the issuer's credit rating and attempts to further mitigate credit risk by diversifying risk across geographies and type of issuer. As of March 28, 2009, 37% and 63% of its investments in debt securities were domestic and foreign issuers, respectively. See "Note 4. Financial Instruments" for detailed information about the Company's investment portfolio.

Since September 2007, the global credit markets have experienced adverse conditions that have negatively impacted the values of various types of investment and non-investment grade securities. The global credit and capital markets have recently experienced further significant volatility and disruption due to instability in the global financial system and the current uncertainty related to global economic conditions. As of March 28, 2009, less than 7% of the Company's $1.58 billion investment portfolio consisted of asset-backed securities and approximately 11% of the portfolio consisted of mortgage-backed securities. Asset-backed securities consisted of student loan auction rate securities and other asset-backed securities.

Approximately 4% of the investment portfolio consisted of student loan auction rate securities and all of these securities are rated AAA with the exception of approximately 14% that were downgraded to A rating during the fourth quarter of fiscal 2009. More than 98% of the underlying assets that secure these securities are pools of student loans originated under FFELP that are substantially guaranteed by the U.S. Department of Education. These securities experienced failed auctions in the fourth quarter of fiscal 2008 due to liquidity issues in the global credit markets. In a failed auction, the interest rates are reset to a maximum rate defined by the contractual terms for each security. The Company has collected and expects to collect all interest payable on these securities when due. During fiscal 2009, $1.4 million of these student loan auction rate securities were redeemed for cash by the issuers at par value. Because there can be no assurance of a successful auction in the future, beginning with the quarter ended March 29, 2008, the student loan auction rate securities were reclassified from short-term to long-term investments on the consolidated balance sheets. The final maturity dates range from March 2023 to November 2047.

All other asset-backed securities comprised less than 3% of the investment portfolio as of March 28, 2009, of which approximately 9% are AAA rated with the majority of the rest of the asset-backed securities rated A or BBB. These asset-backed securities are secured primarily by bank, finance and insurance company obligations, collateralized loan and bank obligations, credit card debt and mortgage-backed securities with no direct U.S. subprime mortgage exposure. Substantially all of the other mortgage-backed securities in the portfolio are AAA rated, were issued by U.S. government-sponsored enterprises and agencies and represented approximately 11% of the investment portfolio as of March 28, 2009. As a result of these recent adverse conditions in the global credit markets, there is a risk that the Company may incur additional other-than-temporary impairment charges for certain types of investments such as asset-backed securities should the credit markets experience further deterioration or the underlying assets fail to perform as anticipated due to the continued or worsening global economic conditions. See "Note 4. Financial Instruments" for a table of the Company's available-for-sale securities.

Dependence on Independent Manufacturers and Subcontractors

The Company does not directly manufacture the finished silicon wafers used to manufacture its products. Xilinx receives a substantial majority of its finished wafers from one independent wafer manufacturer located in Taiwan. The Company is also dependent on a limited number of subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other pronouncements that require or permit fair value measurements; it does not require any new fair value measurements. The provisions of SFAS 157, as issued, were effective for Xilinx on March 30, 2008. Additionally, in February 2008, the FASB issued FSP No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP No. 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 removes leasing from the scope of SFAS 157. FSP 157-2 deferred the effective date of SFAS 157 from fiscal 2009 to fiscal 2010 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Due to the deferral, the Company has delayed the implementation of SFAS 157 provisions on the fair value of goodwill, other intangible assets and nonfinancial long-lived assets. The Company adopted SFAS 157 on March 30, 2008, the first day of fiscal 2009, for all financial assets and financial liabilities and for all nonfinancial assets and nonfinancial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS 157 is not expected to have a significant impact on its consolidated financial condition and results of operations when it is applied to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis, beginning in the first quarter of fiscal 2010. See "Note 3. Fair Value Measurements" for additional information relating to the adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each subsequent reporting date. SFAS 159 was effective for Xilinx on March 30, 2008 and the Company has made no elections to measure any financial instruments or certain other assets at fair value.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS 141(R)) which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 (fiscal 2010 for Xilinx). The adoption of SFAS 141(R) will change the Company's accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal 2010.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" (SFAS 160). The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires reclassifying noncontrolling interests, also referred to as minority interests, as a component of equity upon adoption. SFAS 160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 (fiscal 2010 for Xilinx). As of March 28, 2009, Xilinx did not have any minority interests. The adoption of SFAS 160 will not have any effect on the Company's financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), to provide an enhanced understanding of an entity's use of derivative instruments, how they are accounted for under SFAS 133 and a tabular disclosure of the effects of such instruments and related hedged items on the entity's financial position, financial performance and cash flows. The Company adopted SFAS 161 in the fourth quarter of fiscal 2009, which began on December 28, 2008. The adoption of SFAS 161 had no financial impact on the Company's consolidated financial condition or results of operations. The disclosure requirements of SFAS 161 are presented in "Note 5. Derivative Financial Instruments."

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP APB 14-1). The Company's 3.125% convertible debentures due March 15, 2037 will be affected by this FSP. FSP APB 14-1 will require the issuer to separately account for the liability and equity components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Further, the FSP will require bifurcation of a component of the debt, classification of that component in equity, and then accretion of the resulting discount on the debt as part of interest expense being reflected in the statement of income. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and will be required to be applied retrospectively to all periods presented. The Company will be required to implement the standard during the first quarter of fiscal 2010, which began on March 29, 2009. Based on the Company's preliminary analysis, future net income per share will be impacted upon adoption of the standard by a range of $0.01 per share to $0.07 per share, with the impact on net income per share increasing within the indicated range each year through the debt's maturity. Adoption of the standard will also have a substantial impact in the balance sheet reclassification for the equity component of the debt.

In April 2009, the FASB issued FSP FAS No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" (FSP FAS 157-4). FSP FAS 157-4 amends SFAS 157 and provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. This FSP will be required to be applied prospectively to all fair value measurements where appropriate and will be effective for interim and annual periods ending after June 15, 2009. Xilinx will be required to implement the standard during the first quarter of fiscal 2010, which began on March 29, 2009. The Company is currently evaluating this new FSP but does not believe that its adoption will have a significant impact on its consolidated financial condition or results of operations.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" (FSP FAS 115-2 and FAS 124-2). FSP FAS 115-2 and FAS 124-2 establishes a new model for measuring other-than-temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income. This FSP will replace the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired debt security until recovery with a requirement that management assert it does not have the intent to sell the security, and it is more likely than not it will not have to sell the security before recovery of its carrying value. FSP FAS 115-2 and FAS 124-2 will be effective for interim and annual periods ending after June 15, 2009. Xilinx will be required to implement the standard during the first quarter of fiscal 2010, which began on March 29, 2009. The Company is currently evaluating this new FSP but does not believe that its adoption will have a significant impact on its consolidated financial condition or results of operations.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, "Interim Disclosures About Fair Value of Financial Instruments" (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," (SFAS 107) to require disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to this FSP, fair values for these assets and liabilities were only disclosed annually. This FSP applies to all financial instruments within the scope of SFAS 107 and requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. This FSP will be effective for interim periods ending after June 15, 2009. FSP FAS 107-1 and APB 28-1 will result in increased disclosures in the Company's interim periods beginning in the first quarter of fiscal 2010, which began on March 29, 2009.

Note 3. Fair Value Measurements

Effective March 30, 2008, the Company adopted the provisions of SFAS 157 for all financial assets and financial liabilities and for all nonfinancial assets and nonfinancial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which Xilinx would transact and also considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

Fair Value Hierarchy

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. SFAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following categories:

Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

The Company's Level 1 assets consist of U.S. Treasury securities and money market funds.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

The Company's Level 2 assets consist of bank certificates of deposit, commercial paper, corporate bonds, municipal bonds, U.S. agency securities, foreign government and agency securities, floating-rate notes, certain asset-backed securities and mortgage-backed securities. The Company's Level 2 assets and liabilities include foreign currency forward contracts.

Level 3 - Unobservable inputs to the valuation methodology that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

The Company's Level 3 assets and liabilities include student loan auction rate securities, certain asset-backed securities and the embedded derivative related to the Company's convertible debentures.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In instances where the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of March 28, 2009:

(In thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value as of March 28, 2009
Assets:				
Money market funds	$343,750	$ —	$ —	$ 343,750
Bank certificates of deposit	—	20,001	—	20,001
Commercial paper	—	229,869	—	229,869
Corporate bonds	—	11,485	—	11,485
Auction rate securities	—	—	58,354	58,354
Municipal bonds	—	14,520	—	14,520
U.S. government and agency securities	2,972	6,952	—	9,924
Foreign government and agency securities	—	453,664	—	453,664
Floating rate notes	—	230,575	—	230,575
Asset-backed securities	—	5,894	36,492	42,386
Mortgage-backed securities	—	169,201	—	169,201
Total assets measured at fair value	$346,722	$1,142,161	$94,846	$1,583,729
Liabilities:				
Foreign currency forward contracts (net)	$ —	$ 1,082	$ —	$ 1,082
Convertible debentures – embedded derivative	—	—	2,110	2,110
Total liabilities measured at fair value	$ —	$ 1,082	$ 2,110	$ 3,192
Net assets measured at fair value	$346,722	$1,141,079	$92,736	$1,580,537

Changes in Level 3 Instruments Measured at Fair Value on a Recurring Basis

The following table is a reconciliation of financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

(In thousands)	Year Ended March 28, 2009
Balance as of beginning of fiscal year	$145,388
Total realized and unrealized gains (losses):	
Included in interest and other income, net	170
Included in other comprehensive income (loss)	(13,416)
Included in impairment loss on investments	(38,006)
Net settlements (1)	(1,400)
Balance as of end of fiscal year	$ 92,736

(1) During fiscal 2009, $1.4 million of student loan auction rate securities were redeemed for cash at par value.

The amount of total gains or (losses) included in net income attributable to the change in unrealized gains or losses relating to assets and liabilities still held as of March 28, 2009:

Interest and other income, net	$ 170
Impairment loss on investments	(38,006)

As of March 28, 2009, marketable securities measured at fair value using Level 3 inputs were comprised of $58.4 million of student loan auction rate securities and $36.5 million of asset-backed securities within the Company's available-for-sale investment portfolio. Auction failures during the fourth quarter of fiscal 2008 and the lack of market activity and liquidity required that the Company's student loan auction rate securities be measured using observable market data and Level 3 inputs. The fair values of the Company's student loan auction rate securities were based on the Company's assessment of the underlying collateral and the creditworthiness of the issuers of the securities. More than 98% of the underlying assets that secure the student loan auction rate securities are pools of student loans originated under FFELP that are substantially guaranteed by the U.S. Department of Education. The fair values of the Company's student loan auction rate securities were determined using a discounted cash flow pricing model that incorporated financial inputs such as projected cash flows, discount rates, expected interest rates to be paid to investors and an estimated liquidity discount. The weighted-average life over which cash flows were projected was determined to be approximately nine years, given the collateral composition of the securities. The discount rates that were applied to the pricing model were based on market data and information for comparable- or similar-term student loan asset-backed securities. The discount rates increased by approximately 215 to 300 basis points (2.15 and 3.00 percentage points) in fiscal 2009 due to a widening of credit spreads and increased liquidity discount as a result of the global credit crisis. The expected interest rate to be paid to investors in a failed auction was determined by the contractual terms for each security. The liquidity discount represents an estimate of the additional return an investor would require to compensate for the lack of liquidity of the student loan auction rate securities. The Company has the ability and intent to hold the student loan auction rate securities until anticipated recovery, which could be at final maturity that ranges from March 2023 to November 2047. Because there can be no assurance of a successful auction in the future, all of the Company's student loan auction rate securities are recorded in long-term investments on its condensed consolidated balance sheets. All of the Company's student loan auction rate securities are rated AAA with the exception of $8.1 million that were downgraded to A rating during the fourth quarter of fiscal 2009.

The Company's $36.5 million of senior class asset-backed securities are secured primarily by bank, finance and insurance company obligations, collateralized loan and bank obligations, credit card debt and mortgage-backed securities with no direct U.S. subprime mortgage exposure. The $36.5 million of senior class asset-backed securities were measured using observable market data and Level 3 inputs due to the lack of market activity and liquidity. The fair values of these senior class asset-backed securities were based on the Company's assessment of the underlying collateral and the creditworthiness of the issuers of the securities. The Company determined the fair values for the $36.5 million of senior class asset-backed securities by using prices from pricing services that could not be corroborated by observable market data. The Company corroborated the prices from the pricing services using comparable benchmark indexes and securities prices. The Company has the ability and intent to hold the $36.5 million of senior class asset-backed securities until final maturity in November 2009. The $36.5 million of senior class asset-backed securities were downgraded by at least one credit rating agency during the past two fiscal quarters and are currently rated or split rated between AAA and BBB rating.

Senior class asset-backed securities were partially written off in the second quarter of fiscal 2009 due to default by the issuer in October 2008. At the time of the initial write-off of $19.8 million in the second quarter of fiscal 2009, the Company understood, based on the issuer's prospectus disclosures that investors would be repaid proportionally and without preference. In October 2008, the issuer went into receivership. The receiver subsequently sought judicial interpretation of a provision of a legal document governing the issuer's securities. As a result of the outcome of the judicial determination, the receiver immediately liquidated the substantial majority of the issuer's assets, and in accordance with the court order, the proceeds were used to repay short-term liabilities in the order in which they fell due. In December 2008, the receiver reported to the issuer's creditors the outcome of the judicial determination and that the issuer's liabilities substantially exceeded its assets. As a result, the receiver estimated that the issuer would not be able to pay any liabilities falling due after October 2008 regardless of the seniority or status of the securities. The Company's investments in these senior class asset-backed securities mature in September 2009 and September 2010. Based on these new developments, the Company concluded that it is not likely to recover the remaining balance of its investment. Accordingly, during the third quarter of fiscal 2009, the Company recognized an impairment loss of $18.2 million, which represented the carrying balance of the senior class asset-backed securities. The original purchase price of these securities, excluding accrued interest, was $38.0 million. For fiscal 2009, the Company recognized an impairment loss of $38.0 million on these senior class asset-backed securities. See "Note 9. Impairment Loss on Investments" for additional information regarding impairment losses on investments.

In March 2007, the Company issued $1.00 billion principal amount of 3.125% junior subordinated convertible debentures to an initial purchaser in a private offering. As a result of the repurchases in fiscal 2009, the remaining carrying value of the debentures on the consolidated balance sheet as of March 28, 2009, was $690.1 million. The fair value of the debentures as of March 28, 2009 was approximately $508.6 million, based on the last trading price of the debentures. The debentures included embedded features which qualify as an embedded derivative under SFAS 133. The embedded derivative was separately accounted for as a discount on the debentures and its fair value was established at the inception of the debentures. Each quarter, the change in the fair value of the embedded derivative, if any, is recorded in the consolidated statements of income. The Company uses a derivative valuation model to derive the value of the embedded derivative. Key inputs into this valuation model are the Company's current stock price, risk-free interest rates, the stock dividend yield, the stock volatility and the debenture's credit spread over LIBOR. The first three inputs are based on observable market data while the last two inputs require management judgment and are Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company's investments in non-marketable securities of private companies are accounted for by using the cost method. These investments are measured at fair value on a non-recurring basis when they are deemed to be other-than-temporarily impaired. In determining whether a decline in value of non-marketable equity investments in private companies has occurred and is other than temporary, an assessment is made by considering available evidence, including the general market conditions in the investee's industry, the investee's product development status and subsequent rounds of financing and the related valuation and/or Xilinx's participation in such financings. The Company also assesses the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. The valuation methodology for determining the decline in value of non-marketable equity securities is based on the factors noted above which require management judgment and are Level 3 inputs. The Company recognized impairment losses on non-marketable equity investments of $3.0 million, $2.9 million and $2.0 million during fiscal 2009, 2008 and 2007, respectively. The entire amount of each of the impaired non-marketable equity investments was written off.

Note 4. Financial Instruments

The following is a summary of available-for-sale securities:

	March 28, 2009				March 29, 2008			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$ 343,750	$ —	$ —	$ 343,750	$ 246,973	$ —	$ —	$ 246,973
Bank certificates of deposit	20,001	—	—	20,001	55,998	4	—	56,002
Commercial paper	229,869	—	—	229,869	375,554	—	—	375,554
Corporate bonds	11,579	207	(301)	11,485	61,306	549	(24)	61,831
Auction rate securities	70,450	—	(12,096)	58,354	71,850	—	—	71,850
Municipal bonds	14,868	74	(422)	14,520	20,787	59	(65)	20,781
U.S. government and agency securities	9,789	137	(2)	9,924	66,390	3,504	(8)	69,886
Foreign government and agency securities	453,505	159	—	453,664	252,074	466	(1)	252,539
Floating rate notes	244,222	303	(13,950)	230,575	367,437	20	(4,726)	362,731
Asset-backed securities	46,275	13	(3,902)	42,386	82,594	1	(2,372)	80,223
Mortgage-backed securities	164,533	5,004	(336)	169,201	139,825	4,110	(261)	143,674
Investment-other	—	—	—	—	3,030	—	(2,208)	822
	$1,608,841	$5,897	$(31,009)	$1,583,729	$1,743,818	$8,713	$(9,665)	$1,742,866
Included in:								
Cash and cash equivalents				$ 976,996				$ 749,157
Short-term investments				258,946				429,440
Long-term investments				347,787				564,269
				$1,583,729				$1,742,866

The following table shows the fair values and gross unrealized losses of the Company's investments, aggregated by investment category, for individual securities that have been in a continuous unrealized loss position for the length of time specified, as of March 28, 2009 and March 29, 2008:

	March 28, 2009					
	Less Than 12 Months		12 Months or Greater		Total	
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate bonds	$ 1,729	$ (49)	$ 471	$ (252)	$ 2,200	$ (301)
Auction rate securities	58,354	(12,096)	—	—	58,354	(12,096)
Municipal bonds	4,103	(274)	2,302	(148)	6,405	(422)
U.S. government and agency securities	717	(2)	—	—	717	(2)
Floating rate notes	95,746	(5,762)	116,586	(8,188)	212,332	(13,950)
Asset-backed securities	5,267	(393)	36,492	(3,509)	41,759	(3,902)
Mortgage-backed securities	23,421	(294)	306	(42)	23,727	(336)
	$189,337	$(18,870)	$156,157	$(12,139)	$345,494	$(31,009)

	March 29, 2008					
	Less Than 12 Months		12 Months or Greater		Total	
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate bonds	$ 5,988	$ (23)	$ 2,001	$ (1)	$ 7,989	$ (24)
Municipal bonds	4,656	(42)	2,464	(23)	7,120	(65)
U.S. government and agency securities	2,091	(8)	—	—	2,091	(8)
Foreign government and agency securities	119,494	(1)	—	—	119,494	(1)
Floating rate notes	291,542	(4,050)	38,245	(676)	329,787	(4,726)
Asset-backed securities	38,857	(731)	38,362	(1,641)	77,219	(2,372)
Mortgage-backed securities	9,953	(261)	—	—	9,953	(261)
Investment-other	822	(2,208)	—	—	822	(2,208)
	$473,403	$(7,324)	$81,072	$(2,341)	$554,475	$(9,665)

The gross unrealized losses on these investments were primarily due to adverse conditions in the global credit markets in fiscal 2009 and 2008. The Company reviewed the investment portfolio and determined that the gross unrealized losses on these investments as of March 28, 2009 and March 29, 2008 were temporary in nature. The aggregate of individual unrealized losses that had been outstanding for 12 months or more were not significant as of March 28, 2009 and March 29, 2008. The Company has the ability and intent to hold these investments until recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments and any related underlying collateral.

The amortized cost and estimated fair value of marketable debt securities (bank certificates of deposit, commercial paper, corporate bonds, auction rate securities, municipal bonds, U.S. and foreign government and agency securities, floating rate notes, asset-backed securities and mortgage-backed securities) as of March 28, 2009, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 898,134	$ 892,192
Due after one year through five years	114,925	104,523
Due after five years through ten years	59,168	61,086
Due after ten years	192,864	182,178
	$1,265,091	$1,239,979

Certain information related to available-for-sale securities is as follows:

(In thousands)	2009	2008	2007
Gross realized gains on sale of available-for-sale securities	$ 4,544	$ 1,437	$ 7,041
Gross realized losses on sale of available-for-sale securities	(1,838)	(6,576)	(6,227)
Net realized gains (losses) on sale of available-for-sale securities	$ 2,706	$(5,139)	$ 814
Amortization of premiums on available-for-sale securities	$(7,197)	$(8,229)	$(8,229)

Note 5. Derivative Financial Instruments

Effective December 28, 2008, the Company adopted SFAS 161, as discussed in "Note 2. Summary of Significant Accounting Policies and Concentrations of Risk."

As of March 28, 2009 and March 29, 2008, the Company had the following outstanding forward currency exchange contracts which are derivative financial instruments:

(In thousands and U.S. dollars)	March 28, 2009	March 29, 2008
Euro	$51,072	$18,616
Singapore dollar	30,123	11,938
Japanese Yen	12,563	5,364
British Pound	6,408	3,022
	$100,166	$38,940

Effective beginning in the first quarter of fiscal 2009, as part of the Company's strategy to reduce volatility of operating expenses due to foreign exchange rate fluctuations, the Company expanded its hedging program from a one-quarter forward outlook to a five-quarter forward outlook for major foreign-currency-denominated operating expenses. The contracts expire at various dates between April 2009 and April 2010. The net unrealized gain or loss, which approximates the fair market value of the above contracts, was immaterial as of March 28, 2009 and March 29, 2008.

As of March 28, 2009, all the forward foreign currency exchange contracts are designated and qualify as cash flow hedges and the effective portion of the gain or loss on the forward contract is reported as a component of other comprehensive income and reclassified into net income in the same period during which the hedged transaction affects earnings.

The Company may enter into forward foreign currency exchange contracts to hedge firm commitments such as the acquisition of capital expenditures. For such forward foreign currency exchange contracts that are designated and qualify as a fair value hedge, the gain or loss on the forward contract as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings.

The 3.125% debentures include provisions which qualify as an embedded derivative. See "Note 14. Convertible Debentures and Revolving Credit Facility" for detailed discussion about the embedded derivative. The embedded derivative was separated from the debentures and its fair value was established at the inception of the debentures. Any subsequent change in fair value of the embedded derivative would be recorded in the Company's consolidated statement of income. The fair value of the embedded derivative at inception of the debentures was $2.5 million and it changed to $2.3 million and $2.1 million as of March 29, 2008 and March 28, 2009, respectively. The change in the fair value of the embedded derivative of $170 thousand during fiscal 2008 was recorded as a charge to interest and other income, net on the Company's consolidated statement of income. The change in the fair value of the embedded derivative of $170 thousand during fiscal 2009 was recorded as a credit to interest and other income, net on the Company's consolidated statement of income.

The Company has the following derivative instruments as of March 28, 2009, located on the consolidated balance sheet, utilized for risk management purposes detailed above:

(In thousands)	Asset Derivatives		Liability Derivatives	
Derivatives Designated as Hedging Instruments under SFAS 133	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign exchange contracts	Prepaid expenses and other current assets	$2,307	Other accrued liabilities	$3,389
Total derivatives designated as hedging instruments under SFAS 133		$2,307		$3,389

The following table summarizes the effect of derivative instruments on the consolidated statement of income for the year ended March 28, 2009:

(In thousands)

Derivatives in SFAS 133 Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective portion)	Statement of Income Location	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective portion)	Statement of Income Location	Amount of Gain (Loss) Recorded (Ineffective portion)
Foreign exchange contracts	$(1,012)	Interest and other income, net	$(3,697)	Interest and other income, net	$144

Note 6. Stock-Based Compensation Plans

The Company's equity incentive plans are broad-based, long-term retention programs that are intended to attract and retain talented employees as well as align stockholder and employee interests.

Stock-Based Compensation

Effective April 2, 2006, the Company adopted SFAS 123(R), as discussed in "Note 2. Summary of Significant Accounting Policies and Concentrations of Risk." The following table summarizes stock-based compensation expense related to stock awards granted under the Company's equity incentive plans and rights to acquire stock granted under the Company's Employee Stock Purchase Plan:

(In thousands)	2009	2008	2007
Stock-based compensation included in:			
Cost of revenues	$ 5,791	$ 7,605	$10,345
Research and development	25,075	31,433	41,610
Selling, general and administrative	23,079	27,389	38,337
Restructuring charges	564	—	—
Stock-based compensation related to prior years	—	—	2,209
Stock-based compensation effect on income before taxes	54,509	66,427	92,501
Income tax effect	(13,323)	(19,651)	(26,183)
Net stock-based compensation effect on net income	$41,186	$46,776	$66,318

In June 2006, stockholder derivative complaints were filed against the Company concerning the Company's historical option-granting practices and the SEC initiated an informal inquiry on the matter. An investigation of the Company's historical stock option-granting practices was conducted by outside counsel and no evidence of fraud, management misconduct or manipulation in the timing or exercise price of stock option grants was found. The investigation determined that in nearly all cases, stock options were issued as of pre-set dates; however, there were some minor differences between the recorded grant dates and measurement dates for certain grants made between 1997 and 2006. As a result, a $2.2 million charge was taken to the Company's earnings for the first quarter of fiscal 2007. Subsequently the SEC informal inquiry was terminated and no enforcement action was recommended and the stockholder derivative complaints were dismissed.

In accordance with SFAS 123(R), the Company adjusts stock-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. The effect of forfeiture adjustments in fiscal 2009, 2008 and 2007 was insignificant.

The amount that the Company would have capitalized to inventory as of April 1, 2006, if it had applied the provisions of SFAS 123(R) retrospectively, was $4.5 million. Under the provisions of SFAS 123(R), this $4.5 million was recorded as a credit to additional paid-in-capital. The total stock-based compensation released from the inventory capitalization during fiscal 2009 and 2008 was $396 thousand and $675 thousand, respectively, which resulted in an ending inventory balance of $1.1 million and $1.5 million related to stock-based compensation as of March 28, 2009 and March 29, 2008, respectively. During fiscal 2009, 2008 and 2007, the tax benefit realized for the tax deduction from option exercises and other awards, including amounts credited to additional paid-in capital, totaled $11.4 million, $25.3 million and $35.8 million, respectively.

The fair values of stock options and stock purchase plan rights under the Company's equity incentive plans and Employee Stock Purchase Plan were estimated as of the grant date using the Black-Scholes option pricing model. The Company's expected stock price volatility assumption for stock options is estimated using implied volatility of the Company's traded options. The expected life of options granted is based on the historical exercise activity as well as the expected disposition of all options outstanding. The expected life of options granted also considers the contractual term which decreased to seven years beginning in the first quarter of fiscal 2008, thereby decreasing the expected life by nearly one year. The per-share weighted-average fair values of stock options granted during fiscal 2009, 2008 and 2007 were $7.28, $7.23 and $9.02, respectively. The per share weighted-average fair values of stock purchase rights granted under the Employee Stock Purchase Plan during fiscal 2009, 2008 and 2007 were $6.45, $7.20 and $6.51, respectively. The fair values of stock options and stock purchase plan rights granted in fiscal 2009, 2008 and 2007 were estimated at the date of grant using the following weighted-average assumptions:

	Stock Options			Employee Stock Purchase Plan		
	2009	2008	2007	2009	2008	2007
Expected life of options (years)	5.2 to 5.4	5.3 to 5.4	6.3 to 6.4	0.5 to 2.0	0.5 to 2.0	0.5 to 2.0
Expected stock price volatility	0.33 to 0.53	0.30 to 0.38	0.31 to 0.39	0.36 to 0.50	0.32 to 0.36	0.27 to 0.38
Risk-free interest rate	1.5% to 3.5%	2.4% to 5.1%	4.4% to 5.2%	0.4% to 2.5%	2.1% to 5.0%	3.6% to 5.2%
Dividend yield	2.1% to 3.5%	1.6% to 2.8%	1.4% to 1.6%	2.3% to 3.3%	2.1% to 2.4%	1.4% to 1.8%

The Company began granting restricted stock units (RSUs) in the first quarter of fiscal 2008. The estimated fair values of RSU awards were calculated based on the market price of Xilinx common stock on the date of grant, reduced by the present value of dividends expected to be paid on Xilinx common stock prior to vesting. The per share weighted-average fair values of RSUs granted during fiscal 2009 and 2008 were $21.89 and $24.46, respectively. The weighted-average fair values of RSUs granted in fiscal 2009 and 2008 were calculated based on estimates at the date of grant as follows:

	2009	2008
Risk-free interest rate	1.1% to 3.2%	1.7% to 5.0%
Dividend yield	2.1% to 3.5%	1.6% to 2.8%

Options outstanding that have vested and are expected to vest in future periods as of March 28, 2009 are as follows:

(Shares and intrinsic value in thousands)	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
Vested (i.e., exercisable)	35,059	$33.95	3.91	$549
Expected to vest	5,490	$24.01	6.48	325
Total vested and expected to vest	40,549	$32.61	4.25	$874
Total outstanding	41,021	$32.51	4.28	$925

(1) These amounts represent the difference between the exercise price and $19.49, the closing price per share of Xilinx's stock on March 27, 2009, for all in-the-money options outstanding.

Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the provisions of SFAS 123(R), which are estimated when compensation costs are recognized. Options with a fair value of $43.5 million completed vesting during fiscal 2009. As of March 28, 2009, total unrecognized stock-based compensation costs related to stock options and Employee

Stock Purchase Plan was $40.2 million and $25.0 million, respectively. The total unrecognized stock-based compensation cost for stock options and Employee Stock Purchase Plan is expected to be recognized over a weighted-average period of 2.1 years and 1.2 years, respectively.

Employee Stock Option Plans

Under the Company's stock option plans (Option Plans), options reserved for future issuance of common shares to employees and directors of the Company total 52.1 million shares as of March 28, 2009, including 11.1 million shares available for future grants under the 2007 Equity Incentive Plan (2007 Equity Plan). Options to purchase shares of the Company's common stock under the Option Plans are granted at 100% of the fair market value of the stock on the date of grant. The contractual term for stock awards granted under the 2007 Equity Plan is seven years from the grant date. Prior to April 1, 2007, stock options granted by the Company generally expired ten years from the grant date. Stock awards granted to existing and newly hired employees generally vest over a four-year period from the date of grant.

A summary of shares available for grant under the 2007 Equity Plan is as follows:

(Shares in thousands)	Shares Available for Grant
March 31, 2007	10,000
Additional shares reserved	5,000
Stock options granted	(3,367)
Stock options cancelled	166
RSUs granted	(2,301)
RSUs cancelled	132
March 29, 2008	9,630
Additional shares reserved	4,000
Stock options granted	(1,895)
Stock options cancelled	627
RSUs granted	(1,634)
RSUs cancelled	324
March 28, 2009	11,052

A summary of the Company's Option Plans activity and related information is as follows:

	Options Outstanding	
(Shares in thousands)	Number of Shares	Weighted-Average Exercise Price Per Share
April 1, 2006	59,830	$30.99
Granted	8,751	$23.50
Exercised	(6,598)	$13.88
Forfeited/cancelled/expired	(6,041)	$37.51
March 31, 2007	55,942	$31.13
Granted	3,367	$24.54
Exercised	(5,990)	$14.72
Forfeited/cancelled/expired	(4,030)	$35.17
March 29, 2008	49,289	$32.34
Granted	1,895	$24.32
Exercised	(3,234)	$20.08
Forfeited/cancelled/expired	(6,929)	$34.93
March 28, 2009	41,021	$32.51

In July 2006, the stockholders approved the adoption of the 2007 Equity Plan and authorized 10.0 million shares to be reserved for issuance thereunder. On August 9, 2007 and August 14, 2008, the stockholders approved amendments to increase the authorized number of shares reserved for issuance under the 2007 Equity Plan by 5.0 million shares and 4.0 million shares, respectively. The types of awards allowed under the 2007 Equity Plan include incentive stock options, non-qualified stock options, RSUs, restricted stock and stock appreciation rights. To date, the Company has issued a mix of non-qualified stock options and RSUs under the 2007 Equity Plan. The mix of stock options and RSU awards will change depending upon the grade level of the employees. Employees at the lower grade levels will receive mostly RSUs and may also receive stock options, whereas employees at the higher grade levels, including the Company's executive officers, will receive mostly stock options and may also receive RSUs. The 2007 Equity Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan and all available but unissued shares under these prior plans were cancelled as of April 1, 2007. The 2007 Equity Plan is now Xilinx's only plan for providing stock-based awards to eligible employees and non-employee directors. At its 2009 annual stockholder meeting, the Company will seek stockholder approval of an increase in the number of shares reserved for issuance under the 2007 Equity Plan by 5.0 million shares.

The total pre-tax intrinsic value of options exercised during fiscal 2009 and 2008 was $18.1 million and $65.8 million, respectively. This intrinsic value represents the difference between the exercise price and the fair market value of the Company's common stock on the date of exercise.

Since the Company adopted the policy of retiring all repurchased shares of its common stock, new shares are issued upon employees' exercise of their stock options.

The following information relates to options outstanding and exercisable under the Option Plans as of March 28, 2009:

(Shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price Per Share	Options Exercisable	Weighted-Average Exercise Price Per Share
$15.95 - $25.21	14,454	4.75	$22.59	10,681	$22.62
$25.22 - $35.36	13,381	5.01	$28.39	11,196	$28.75
$35.43 - $46.75	10,299	3.53	$39.82	10,295	$39.82
$48.44 - $54.00	276	1.58	$50.04	276	$50.04
$61.88 - $64.75	230	1.02	$63.53	230	$63.53
$69.19 - $96.63	2,381	1.16	$79.13	2,381	$79.13
$15.95 - $96.63	41,021	4.28	$32.51	35,059	$33.95

As of March 29, 2008, 39.2 million options were exercisable at an average price of $34.33. As of March 31, 2007, 41.8 million options were exercisable at an average price of $32.68.

Restricted Stock Unit Awards

A summary of the Company's RSU activity and related information is as follows:

(Shares and intrinsic value in thousands)	RSUs Outstanding			
	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
March 31, 2007	—	$ —		
Granted	2,301	$24.46		
Vested	—	$ —		
Cancelled	(132)	$25.62		
March 29, 2008	2,169	$24.39		
Granted	1,634	$21.89		
Vested (2)	(509)	$24.46		
Cancelled	(324)	$24.25		
March 28, 2009	2,970	$22.99	1.61	$57,885
Expected to vest as of March 28, 2009	2,619	$23.04	1.53	$51,044

(1) Aggregate intrinsic value for RSUs represents the closing price per share of Xilinx's stock on March 27, 2009 of $19.49, multiplied by the number of RSUs outstanding or expected to vest as of March 28, 2009.

(2) The number of RSUs vested includes shares that the Company withheld on behalf of employees to satisfy the statutory tax withholding requirements.

RSUs with a fair value of $12.5 million completed vesting during fiscal 2009. As of March 28, 2009, total unrecognized stock-based compensation costs related to non-vested RSUs was $49.5 million. The total unrecognized stock-based compensation cost for RSUs is expected to be recognized over a weighted-average period of 2.8 years.

Employee Qualified Stock Purchase Plan

Under the Employee Stock Purchase Plan, qualified employees can obtain a 24-month purchase right to purchase the Company's common stock at the end of each six-month exercise period. Participation is limited to 15% of the employee's annual earnings up to a maximum of $21 thousand in a calendar year. Approximately 77% of all eligible employees participate in the Employee Stock Purchase Plan. The purchase price of the stock is 85% of the lower of the fair market value at the beginning of the 24-month offering period or at the end of each six-month exercise period. Employees purchased 2.2 million shares for $34.5 million in fiscal 2009, 2.1 million shares for $36.6 million in fiscal 2008 and 2.0 million shares for $34.2 million in fiscal 2007. On August 14, 2008, the stockholders approved an amendment to increase the authorized number of shares reserved for issuance under the Employee Stock Purchase Plan by 2.0 million shares. As of March 28, 2009, 7.6 million shares were available for future issuance out of 40.5 million shares authorized. At its 2009 annual stockholder meeting, the Company will seek stockholder approval of an increase in the number of shares reserved for issuance under the Employee Stock Purchase Plan by 2.0 million shares.

Note 7. Balance Sheet Information

The following tables disclose those long-term other assets and current liabilities that individually exceed 5% of the respective consolidated balance sheet amounts at each fiscal year. Individual balances that are less than 5% of the respective consolidated balance sheet amounts are aggregated and disclosed as "other."

(In thousands)	March 28, 2009	March 29, 2008
Other assets:		
Deferred tax assets	$ 77,387	$ 66,072
Affordable housing credit investments	22,245	29,442
Deferred compensation plan	21,283	27,038
Debt issuance costs	12,857	19,278
Investments in intellectual property and licenses	20,034	16,703
Investments in non-marketable equity securities	20,519	22,622
Prepaid royalties and patent license	2,556	3,000
Income tax refunds receivable	32,953	31,884
Other	7,071	6,393
	$216,905	$222,432
Accrued payroll and related liabilities:		
Accrued compensation	$ 57,053	$ 61,838
Deferred compensation plan liability	26,339	31,802
Other	6,526	7,090
	$ 89,918	$100,730

No individual amounts within other accrued liabilities exceed 5% of total current liabilities as of March 28, 2009 or March 29, 2008.

Note 8. Restructuring Charges

In June 2008, Xilinx announced a functional reorganization pursuant to which Xilinx eliminated 249 positions, or approximately 7% of the Company's global workforce. These employee terminations occurred across various geographies and functions worldwide. The reorganization plan was completed by the end of the second quarter of fiscal 2009.

The Company recorded total restructuring charges of $22.0 million in connection with the reorganization. These charges consisted of $19.5 million of severance pay and benefits expenses which were recorded in the first quarter of fiscal 2009 and $2.5 million of facility-related costs and severance benefits expenses which were recorded in the second quarter of fiscal 2009.

The following table summarizes the restructuring accrual activity for fiscal 2009:

(In thousands)	Employee severance and benefits	Facility-related costs	Total
Balance as of March 29, 2008	$ —	$ —	$ —
Accruals during the period	20,539	1,484	22,023
Cash payments	(19,975)	(671)	(20,646)
Non-cash settlements	(564)	(131)	(695)
Balance as of March 28, 2009	$ —	$ 682	$ 682

The charges above have been shown separately as restructuring charges on the consolidated statements of income. The remaining accrual as of March 28, 2009 relates to facility-related costs that are expected to be paid over the remaining lease terms of the closed facilities expiring at various dates through December 2012.

See "Note 21. Subsequent Events" for information relating to a restructuring announced on April 15, 2009.

Note 9. Impairment Loss on Investments

The Company recognized impairment losses on investments of $54.1 million, $2.9 million and $2.0 million during fiscal 2009, 2008 and 2007, respectively.

During fiscal 2009, the Company recorded total impairment losses related to senior class asset-backed securities of $38.0 million, which represented the original purchase price of these securities, excluding accrued interest. As discussed in "Note 3. Fair Value Measurements," the senior class asset-backed securities were partially written off in the second quarter of fiscal 2009 due to default by the issuer in October 2008. At the time of the initial write-off of $19.8 million in the second quarter of fiscal 2009, the Company understood, based on the issuer's prospectus disclosures that investors would be repaid proportionally and without preference. In October 2008, the issuer went into receivership. The receiver subsequently sought judicial interpretation of a provision of a legal document governing the issuer's securities. As a result of the outcome of the judicial determination, the receiver immediately liquidated the substantial majority of the issuer's assets, and in accordance with the court order, the proceeds were used to repay short-term liabilities in the order in which they fell due. In December 2008, the receiver reported to the issuer's creditors the outcome of the judicial determination and that the issuer's liabilities substantially exceeded its assets. As a result, the receiver estimated that the issuer would not be able to pay any liabilities falling due after October 2008 regardless of the seniority or status of the securities. The Company's investments in these senior class asset-backed securities mature in September 2009 and September 2010. Based on these new developments, the Company concluded that it is not likely to recover the remaining balance of its investment. This decline in fair value was deemed to be other than temporary and, therefore, the Company recognized a total impairment loss on this investment. Accordingly, during the third quarter of fiscal 2009, the Company recognized an impairment loss of $18.2 million, which represented the carrying balance of the senior class asset-backed securities.

During the second quarter of fiscal 2009, the issuer of one of the marketable debt securities in the Company's investment portfolio filed for bankruptcy resulting in a significant decline in the fair value of this security. The original purchase price of this security, excluding accrued interest, was $10.0 million. Based upon the available market and financial data for the issuer, the decline in market value was deemed to be other than temporary and the Company recorded impairment losses of $9.0 million, including $8.4 million in the second quarter and $600 thousand in the third quarter of fiscal 2009.

In the fourth quarter of fiscal 2009, the Company recognized an additional impairment loss of $1.0 million on marketable debt securities in the Company's investment portfolio.

During fiscal 2009, the Company recognized a $3.1 million impairment loss as a result of a continuous decline that began in fiscal 2008 in the market value of the Company's investment in a marketable equity security. The Company believed that the decline in the market value was other than temporary and it was deemed to be worthless as of September 27, 2008. The Company recognized an impairment loss on its investment in this marketable equity security during the first and second quarters of fiscal 2009.

The Company recorded impairment losses of $3.0 million, $2.9 million and $2.0 million in fiscal 2009, 2008 and 2007, respectively, related to the Company's investment in non-marketable equity securities in private companies. These impairment losses resulted primarily from weak financial conditions of certain investees, certain investees diluting Xilinx's investment through the receipt of additional rounds of investment at a lower valuation or from the liquidation of certain investees.

Note 10. Commitments

Xilinx leases some of its facilities and office buildings under non-cancelable operating leases that expire at various dates through October 2017. During the third quarter of fiscal 2006, Xilinx entered into a land lease in conjunction with the Company's new building investment in Singapore. The land lease will expire in November 2035 and the lease cost was settled in an up-front payment in June 2006. Some of the operating leases for facilities and office buildings require payment of operating costs, including property taxes, repairs, maintenance and insurance. Most of the Company's leases contain renewal options for varying terms. Approximate future minimum lease payments under non-cancelable operating leases are as follows:

Fiscal Year	(In thousands)
2010	$ 8,910
2011	6,563
2012	1,816
2013	1,632
2014	1,303
Thereafter	2,535
	$22,759

Aggregate future rental income to be received, which includes rents from both owned and leased property, totaled $4.5 million as of March 28, 2009. Rent expense, net of rental income, under all operating leases was $9.2 million for fiscal 2009, $8.2 million for fiscal 2008 and $8.7 million for fiscal 2007. Rental income, which includes rents received from both owned and leased property, was not material for fiscal 2009, 2008 or 2007.

Other commitments as of March 28, 2009 totaled $46.5 million and consisted of purchases of inventory and other non-cancelable purchase obligations related to subcontractors that manufacture silicon wafers and provide assembly and some test services. The Company expects to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications. As of March 28, 2009, the Company also had $19.7 million of non-cancelable license obligations to providers of electronic design automation software and hardware/software maintenance expiring at various dates through September 2011.

In the fourth quarter of fiscal 2005, the Company committed up to $20.0 million to acquire, in the future, rights to intellectual property until July 2023. This commitment was reduced to $5.0 million in May 2009. License payments will be amortized over the useful life of the intellectual property acquired.

Note 11. Net Income Per Common Share

The computation of basic net income per common share for all periods presented is derived from the information on the consolidated statements of income, and there are no reconciling items in the numerator used to compute diluted net income per common share. The total shares used in the denominator of the diluted net income per common share calculation includes 741 thousand, 3.6 million and 5.7 million potentially dilutive common equivalent shares outstanding for fiscal 2009, 2008 and 2007, respectively, that are not included in basic net income per common share. Potentially dilutive common equivalent shares are determined by applying the treasury stock method to the assumed exercise of outstanding stock options, the assumed vesting of outstanding RSUs and the assumed issuance of common stock under the Employee Stock Purchase Plan.

Outstanding stock options and RSUs to purchase approximately 44.1 million, 39.9 million and 40.7 million shares, for fiscal 2009, 2008 and 2007, respectively, under the Company's stock award plans were excluded from diluted net income per common share, applying the treasury stock method, as their inclusion would have been antidilutive. These options and RSUs could be dilutive in the future if the Company's average share price increases and is greater than the combined exercise prices and the unamortized fair values of these options and RSUs.

Diluted net income per common share does not include any incremental shares issuable upon the exchange of the debentures (see "Note 14. Convertible Debentures and Revolving Credit Facility"). The debentures will have no impact on diluted net income per common share until the price of the Company's common stock exceeds the conversion price of $30.82 per share, because the principal amount of the debentures will be settled in cash upon conversion. Prior to conversion, the Company will include, in the diluted net income per common share calculation, the effect of the additional shares that may be issued when the Company's common stock price exceeds $30.82 per share, using the treasury stock method. The conversion price of $30.82 per share represents the adjusted conversion price due to the accumulation of cash dividends distributed to the common stockholders through the third quarter of fiscal 2009.

Note 12. Interest and Other Income, Net

The components of interest and other income, net are as follows:

(In thousands)	2009	2008	2007
Interest income	$47,556	$94,022	$80,436
Interest expense	(28,947)	(32,001)	(2,155)
Gain (loss) on sale of the UMC investment	—	(4,731)	7,016
Other income (expense), net	(6,420)	(4,540)	32
	$12,189	$52,750	$85,329

Note 13. Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances from nonowner sources. The difference between net income and comprehensive income for the Company results from unrealized gains (losses) on its available-for-sale securities, net of taxes, foreign currency translation adjustments and hedging transactions.

The components of comprehensive income are as follows:

(In thousands)	2009	2008	2007
Net income	$375,640	$374,047	$350,672
Net change in unrealized loss on available-for-sale securities, net of tax	(13,268)	(2,512)	(16,943)
Reclassification adjustment for (gains) losses on available-for-sale securities, net of tax, included in net income	(1,620)	649	3,423
Net change in unrealized gain (loss) on hedging transactions, net of tax	(2,039)	1,014	(105)
Net change in cumulative translation adjustment	(7,735)	3,052	1,417
Comprehensive income	$350,978	$376,250	$338,464

The components of accumulated other comprehensive income (loss) as of fiscal year-ends are as follows:

(In thousands)	March 28, 2009	March 29, 2008
Accumulated unrealized loss on available-for-sale securities, net of tax	$(15,474)	$ (586)
Accumulated unrealized gain (loss) on hedging transactions, net of tax	(1,012)	1,027
Accumulated cumulative translation adjustment	(2,372)	5,363
Accumulated other comprehensive income (loss)	$(18,858)	$5,804

Note 14. Convertible Debentures and Revolving Credit Facility

3.125% Junior Subordinated Convertible Debentures

In March 2007, the Company issued $1.00 billion principal amount of 3.125% junior convertible debentures due March 15, 2037, to an initial purchaser in a private offering. The debentures are subordinated in right of payment to the Company's existing and future senior debt and to the other liabilities of the Company's subsidiaries. The debentures were initially convertible, subject to certain conditions, into shares of Xilinx common stock at a conversion rate of 32.0760 shares of common stock per $1 thousand principal amount of debentures, representing an initial effective conversion price of approximately $31.18 per share of common stock. The conversion rate is subject to adjustment for certain events as outlined in the indenture governing the debentures but will not be adjusted for accrued interest. During the third quarter of fiscal 2009, due to the accumulation of cash dividend distributions to common stockholders, the conversion rate for the debentures was adjusted to 32.4446 shares of common stock per $1 thousand principal amount of debentures, representing an adjusted conversion price of $30.82 per share.

The Company received net proceeds from issuance of the debentures of $980.0 million after deduction of issuance costs of $20.0 million. The debt issuance costs are recorded in long-term other assets and are being amortized to interest expense over 30 years. Interest is payable semiannually in arrears on March 15 and September 15, beginning on September 15, 2007. Interest expense related to the debentures for fiscal 2009, 2008 and 2007 totaled $28.9 million, $32.0 million and $2.2 million, respectively, and was included in interest and other income, net on the consolidated statements of income. The debentures also have a contingent interest component that may require the Company to pay interest based on certain thresholds beginning with the semi-annual interest period commencing on March 15, 2014 (the maximum amount of contingent interest that will accrue is 0.50% per year) and upon the occurrence of certain events, as outlined in the indenture governing the debentures.

In the third and fourth quarters of fiscal 2009, the Company paid $193.2 million in cash to repurchase $310.4 million (principal amount) of its debentures and recognized a gain on early extinguishment of convertible debentures of $110.6 million, net of the write-off of the pro rata portions of unamortized debt issuance costs ($5.8 million) and unamortized derivative valuation ($736 thousand). Accrued interest paid at the time of repurchases totaled $2.4 million.

On or after March 15, 2014, the Company may redeem all or part of the remaining debentures outstanding for the principal amount plus any accrued and unpaid interest if the closing price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading-day period prior to the date on which the Company provides notice of redemption. Upon conversion, the Company would pay the holder the cash value of the applicable number of shares of Xilinx common stock, up to the principal amount of the debentures. If the conversion value exceeds $1 thousand, the Company may also deliver, at its option, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1 thousand (conversion spread). There would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the debentures as that portion of the debt instrument will always be settled in cash. The conversion spread will be included in the denominator for the computation of diluted net income per common share.

Holders of the debentures may convert their debentures only upon the occurrence of certain events in the future, as outlined in the indenture. In addition, holders of the debentures who convert their debentures in connection with a fundamental change, as defined in the indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders of the debentures may require Xilinx to purchase all or a portion of their debentures at a purchase price equal to 100% of the principal amount of debentures, plus accrued and unpaid interest, if any. As of March 28, 2009, none of the conditions allowing holders of the debentures to convert had been met.

The Company concluded that the embedded features related to the contingent interest payments and the Company making specific types of distributions (e.g., extraordinary dividends) qualify as derivatives and should be bundled as a compound embedded derivative under SFAS 133. The fair value of the derivative at the date of issuance of the debentures was $2.5 million and is accounted for as a discount on the debentures. The initial fair value of the debentures of $997.5 million will be accreted to par value over the term of the debt resulting in $2.5 million being amortized to interest expense over 30 years. Due to the repurchase of a portion of the debentures in the third and fourth quarters of fiscal 2009 as noted above, the carrying value of the derivative ($1.6 million) will continue to be amortized to interest expense over the remaining term of the debentures. Any change in fair value of this embedded derivative will be included in interest and other income, net on the Company's consolidated statements of income. The fair value of the derivative as of March 28, 2009 and March 29, 2008 was $2.1 million and $2.3 million, respectively. The balance of the debentures on the Company's consolidated balance sheets as of March 28, 2009 and March 29, 2008 was $690.1 million and $999.9 million, respectively, including the fair value of the embedded derivative. The Company also concluded that the debentures are not conventional convertible debt instruments and that the embedded stock conversion option qualifies as a derivative under SFAS 133. In addition, in accordance with Emerging Issues Task Force Issue No. 00-19 of the FASB, "Accounting for Derivative Financial Instruments indexed to and Potentially Settled in a Company's own Stock," the Company has concluded that the embedded conversion option would be classified in stockholders' equity if it were a freestanding instrument. Accordingly, the embedded conversion option is not required to be accounted for separately as a derivative.

Under the terms of the debentures, the Company was required to file a shelf registration statement covering resales of the debentures and any common stock issuable upon conversion of the debentures with the SEC and cause the shelf registration statement to be declared effective within 180 days of the closing of the offering of the debentures. In addition, the Company was required to maintain the effectiveness of the shelf registration statement for a period of two years after the closing of the offering of the debentures or until the securities can be traded without registration. If the Company failed to meet these terms, it would have been required to pay additional interest on the debentures at a rate per annum equal to 0.25% for the first 90 days after the occurrence of the event and 0.50% after the first 90 days. The Company filed the shelf registration statement with the SEC in June 2007 and fulfilled its registration obligations and is no longer subject to contingent interest liability related to registration requirements.

Revolving Credit Facility

In April 2007, Xilinx entered into a five-year $250.0 million senior unsecured revolving credit facility with a syndicate of banks. Borrowings under the credit facility will bear interest at a benchmark rate plus an applicable margin based upon the Company's credit rating. In connection with the credit facility, the Company is required to maintain certain financial and nonfinancial covenants. As of March 28, 2009, the Company had made no borrowings under this credit facility and was not in violation of any of the covenants.

Note 15. Stockholders' Equity

Preferred Stock

The Company's Certificate of Incorporation authorized 2.0 million shares of undesignated preferred stock. The preferred stock may be issued in one or more series. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. As of March 28, 2009 and March 29, 2008, no preferred shares were issued or outstanding.

Common Stock and Debentures Repurchase Programs

The Board of Directors has approved stock repurchase programs enabling the Company to repurchase its common stock in the open market or through negotiated transactions with independent financial institutions. During the second quarter of fiscal 2009, the Company completed its $1.50 billion repurchase program announced in February 2007 by repurchasing 1.7 million shares for $43.9 million. On February 25, 2008, the Board authorized the repurchase of up to an additional $800.0 million of common stock. On November 6, 2008, the Board of Directors approved the amendment of the Company's $800.0 million stock repurchase program to provide that the funds may also be used to repurchase outstanding debentures. This repurchase program has no stated expiration date. Through March 28, 2009, the Company had used $274.3 million of the $800.0 million authorized for the repurchase of its outstanding common stock and debentures. The Company's current policy is to retire all repurchased shares and debentures, and consequently, no treasury shares or debentures were held as of March 28, 2009 or March 29, 2008.

During the first six months of fiscal 2009 and the second, third and fourth quarters of fiscal 2008, the Company entered into stock repurchase agreements with independent financial institutions. Under these agreements, Xilinx provided these financial institutions with up-front payments totaling $275.0 million for fiscal 2009 and $550.0 million for fiscal 2008. These financial institutions agreed to deliver to Xilinx a certain number of shares based upon the volume weighted-average price, during an averaging period, less a specified discount. As of March 28, 2009 and March 29, 2008, no amounts remained outstanding under any stock repurchase agreements and all related shares had been delivered to the Company.

During fiscal 2009, 2008 and 2007, the Company repurchased a total of 10.8 million, 23.5 million and 55.2 million shares of common stock for $275.0 million, $550.0 million and $1.43 billion, respectively. The Company paid $193.2 million in cash to repurchase $310.4 million (principal amount) of its debentures during fiscal 2009. See "Note 14. Convertible Debentures and Revolving Credit Facility" for additional information about the debentures.

Note 16. Income Taxes

The provision for income taxes consists of the following:

(In thousands)		2009	2008	2007
Federal:	Current	$ 44,008	$ 81,147	$ 36,088
	Deferred	56,843	4,414	31,739
		100,851	85,561	67,827
State:	Current	3,507	(3,359)	14,383
	Deferred	3,981	(3,415)	(24,531)
		7,488	(6,774)	(10,148)
Foreign:	Current	14,538	21,590	22,912
	Deferred	(333)	(330)	(117)
		14,205	21,260	22,795
Total		$122,544	$100,047	$ 80,474

The domestic and foreign components of income before income taxes were as follows:

	2009	2008	2007
Domestic	$150,650	$ 49,955	$ 17,215
Foreign	347,534	424,139	413,931
Income before income taxes	$498,184	$474,094	$431,146

The tax benefits associated with stock option exercises and the employee stock purchase plan credited to additional paid-in capital were $4.2 million, $15.8 million and $35.8 million, for fiscal 2009, 2008 and 2007, respectively.

As of March 28, 2009, the Company had federal and state net operating loss carryforwards of approximately $18.8 million. If unused, these carryforwards will expire in 2013 through 2026. The Company had federal and state R&D tax credit carryforwards of approximately $103.9 million, federal affordable housing tax credit carryforwards of approximately $15.3 million and no other state credit carryforwards. If unused, $28.5 million of the tax credit carryforwards will expire in 2023 through 2029. The remainder of the credits have no expiration date.

Unremitted foreign earnings that are considered to be permanently invested outside the United States and on which no U.S. taxes have been provided, are approximately $712.2 million as of March 28, 2009. The residual U.S. tax liability, if such amounts were remitted, would be approximately $219.7 million.

The provision for income taxes reconciles to the amount derived by applying the Federal statutory income tax rate to income before provision for taxes as follows:

(In thousands)	2009	2008	2007
Income before provision for taxes	$498,184	$474,094	$431,146
Federal statutory tax rate	35%	35%	35%
Computed expected tax	174,364	165,933	150,901
State taxes, net of federal benefit	4,890	(6,709)	(2,938)
Non-deductible stock-based compensation	2,550	2,676	4,976
Tax exempt interest	(567)	(721)	(3,542)
Foreign earnings at lower tax rates	(49,446)	(55,949)	(51,775)
Tax credits	(13,936)	(5,054)	(12,323)
Release of valuation allowance	—	—	(90)
Deferred compensation	3,510	606	(703)
Other	1,179	(735)	(4,032)
Provision for income taxes	$122,544	$100,047	$ 80,474

The Company has manufacturing operations in Ireland and Singapore. In Ireland, the Company operates under a special tax regime granted for manufacturing status. Under this regime, the majority of the income earned in Ireland is subject to tax at 10%. The regime granting manufacturing status is effective through fiscal 2010. The tax benefit from this special status for fiscal 2009 is approximately $1.2 million on income considered permanently reinvested outside the U.S. The Company has been granted "Pioneer Status" in Singapore that is effective through fiscal 2021. The Pioneer Status reduces the Company's tax on the majority of Singapore income from 20% to zero. The benefit of Pioneer Status in Singapore for fiscal 2009 is approximately $15.6 million ($0.06 per common share) on income considered permanently reinvested outside the U.S. The tax effect of these low tax jurisdictions on the Company's overall tax rate is reflected in the table above.

The major components of deferred tax assets and liabilities consisted of the following as of March 28, 2009 and March 29, 2008:

(In thousands)	2009	2008
Deferred tax assets:		
Inventory valuation differences	$ 5,116	$ 9,569
Stock-based compensation	43,316	42,760
Deferred income on shipments to distributors	13,567	30,733
Accrued expenses	36,016	57,563
Tax loss carryforwards	8,204	10,403
Tax credit carryforwards	94,718	88,123
Intangible and fixed assets	18,782	20,612
Strategic and equity investments	22,432	9,337
Deferred compensation plan	10,453	12,975
Unrealized losses on available-for-sale securities	9,638	366
Other	2,859	2,393
	265,101	284,834
Valuation allowance	0	0
Total deferred tax assets	265,101	284,834
Deferred tax liabilities:		
Unremitted foreign earnings	(148,433)	(146,916)
State income taxes	(24,770)	(25,352)
Convertible debt	(27,302)	(18,099)
Other	(6,148)	(6,039)
Total deferred tax liabilities	(206,653)	(196,406)
Total net deferred tax assets	$ 58,448	$ 88,428

Long-term deferred tax assets of $77.4 million and $66.1 million as of March 28, 2009 and March 29, 2008, respectively, are included in other assets on the consolidated balance sheet (see "Note 7. Balance Sheet Information").

The Company adopted FIN 48 on April 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

The aggregate changes in the balance of gross unrecognized tax benefits for fiscal 2009 and 2008 were as follows (in thousands):

	2009	2008
Balance as of beginning of fiscal year	$105,079	$103,103
Adjustment to FIN 48 adoption entry	10,032	—
Increases in tax positions for prior years	1,088	7,035
Decreases in tax positions for prior years	(12,581)	(7,646)
Increases in tax positions for current year	12,676	13,211
Settlements	—	—
Lapse in statute of limitations	(657)	(10,624)
Balance as of end of fiscal year	$115,637	$105,079

The Company adjusted the cumulative effect of adopting FIN 48 in the second quarter of fiscal 2009 in connection with a change in estimate related to the application of certain historical tax elections. As a result, retained earnings and deferred tax liabilities decreased by $10.1 million and $18.2 million, respectively, and long-term income taxes payable increased by $28.3 million.

If the remaining balance of $115.6 million and $105.1 million of unrecognized tax benefits as of March 28, 2009 and March 29, 2008, respectively, were realized in a future period, it would result in a tax benefit of $58.5 million and $44.7 million, respectively, thereby reducing the effective tax rate.

The Company's policy to include interest and penalties related to income tax liabilities within the provision for income taxes on the consolidated statements of income did not change as a result of implementing the provisions of FIN 48. The balance of accrued interest and penalties was $4.0 million and $2.9 million as of March 28, 2009 and March 29, 2008, respectively. Interest and penalties included in the Company's provision for income taxes totaled $1.1 million and $1.4 million for fiscal 2009 and 2008, respectively.

With limited exception, the Company is no longer subject to U.S. federal and state audits by taxing authorities for years through fiscal 2004. The Company is no longer subject to tax audits in Ireland for years through fiscal 2003.

On December 8, 2008, the IRS issued a statutory notice of deficiency reflecting proposed audit adjustments for fiscal 2005. The Company filed a petition with the Tax Court on March 2, 2009, in response to this notice of deficiency and plans to contest the proposed adjustments. The Company believes it has provided adequate reserves for any tax deficiencies that could result from this IRS action. Due to this and various other factors, the Company believes it is impractical to determine the amount of uncertain tax benefits that will significantly increase or decrease within the next 12 months.

The IRS examined the Company's tax returns for fiscal 1996 through 2001. All issues have been settled with the exception of issues related to the cost sharing of stock options. On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement, and thus, the Company had no tax, interest or penalties due for this issue. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the U.S. Court of Appeals for the Ninth Circuit. On May 27, 2009, the Company received a 2-1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision and holding that the Company should include stock option amounts in its cost sharing agreement with Xilinx Ireland. The Company expects to record expense of $8.6 million in the first quarter of fiscal 2010 in order to reverse the interest income it accrued through March 28, 2009 on the earlier prepayment it made to the IRS. The Company is presently determining the amount of penalties and interest to be accrued under FIN 48 in the first quarter of fiscal 2010 as a result of the Appeals Court decision.

Note 17. Segment Information

Xilinx designs, develops, and markets programmable logic semiconductor devices and the related software design tools. The Company operates and tracks its results in one operating segment. Xilinx sells its products to OEMs and to electronic components distributors who resell these products to OEMs or subcontract manufacturers.

Enterprise wide information is provided in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Geographic revenue information for fiscal 2009, 2008 and 2007 reflects the geographic location of the distributors or OEMs who purchased the Company's products. This may differ from the geographic location of the end customers. Long-lived assets include property, plant and equipment which is based on the physical location of the asset as of the end of each fiscal year.

Net revenues by geographic region were as follows:

(In thousands)	2009	2008	2007
North America:			
United States	$ 576,916	$ 696,367	$ 727,443
Other	50,744	21,430	3,894
Total North America	627,660	717,797	731,337
Asia Pacific:			
China	261,669	205,184	159,389
Other	341,347	321,106	307,223
Total Asia Pacific	603,016	526,290	466,612
Europe	411,649	407,186	426,922
Japan	182,859	190,099	217,868
Worldwide total	$1,825,184	$1,841,372	$1,842,739

Net long-lived assets by country at fiscal year-ends were as follows:

(In thousands)	March 28, 2009	March 29, 2008	March 31, 2007
United States	$263,242	$267,714	$281,517
Foreign:			
Ireland	67,497	72,947	73,254
Singapore	48,289	51,756	44,300
Other	8,879	12,013	13,965
Total foreign	124,665	136,716	131,519
Worldwide total	$387,907	$404,430	$413,036

Note 18. Litigation Settlements and Contingencies

Internal Revenue Service

On August 25, 2006, the IRS filed a Notice of Appeal that it appeals to the U.S. Court of Appeals for the Ninth Circuit, the August 30, 2005 decision of the Tax Court. In its 2005 decision, the Tax Court decided in favor of the Company and rejected the IRS's position that the value of compensatory stock options must be included in the Company's cost sharing agreement with its Irish affiliate. On May 27, 2009, the Company received a 2-1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision and holding that the Company should include stock option amounts in its cost sharing agreement with Xilinx Ireland. The Company does not agree with the Appeals Court decision and is reviewing its alternatives as a result of the decision. The Company expects to record expense of $8.6 million in the first quarter of fiscal 2010 in order to reverse the interest income it accrued through March 28, 2009 on the earlier prepayment it made to the IRS. The Company is presently determining the amount of penalties and interest to be accrued under FIN 48 in the first quarter of fiscal 2010 as a result of this decision (see "Note 16. Income Taxes" and "Note 21. Subsequent Events").

In a separate matter, on December 8, 2008, the IRS issued a statutory notice of deficiency reflecting proposed audit adjustments for fiscal 2005. The Company filed a petition with the Tax Court on March 2, 2009, in response to this notice of deficiency and plans to contest the proposed adjustments. The Company believes that adequate accruals have been provided for fiscal 2005 and all other open tax years.

Patent Litigation

On December 28, 2007, a patent infringement lawsuit was filed by PACT XPP Technologies, AG (PACT) against the Company in the U.S. District Court for the Eastern District of Texas, Marshall Division (PACT XPP Technologies, AG. v. Xilinx, Inc. and Avnet, Inc. Case No. 2:07-CV-563). The lawsuit pertains to 11 different patents and PACT seeks injunctive relief, unspecified damages and interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

On August 21, 2007, Lonestar Inventions, L.P. (Lonestar) filed a patent infringement lawsuit against Xilinx in the U.S. District Court for the Eastern District of Texas, Tyler Division (Lonestar Inventions, L.P. v. Xilinx, Inc. Case No. 6:07-CV-393). The lawsuit pertained to a single patent and Lonestar sought injunctive relief, unspecified damages and interest and attorneys' fees. The parties reached a confidential agreement to settle the action and the lawsuit was dismissed with prejudice on December 18, 2008. The amount of the settlement did not have a material impact on the Company's financial position or results of operations.

On November 27, 2006, the Company settled a patent infringement lawsuit under which the Company agreed to pay $6.5 million. The plaintiff agreed to dismiss the patent infringement lawsuit with prejudice, granted a patent license to the Company and executed an agreement not to sue the Company under any patent owned or controlled by the plaintiff for ten years. As a result of the settlement agreement, the Company recorded a current period charge of $2.5 million during the third quarter of fiscal 2007. The remaining balance of $4.0 million represented the value of the prepaid patent license granted as part of the settlement. This balance is being amortized over the patent's remaining useful life of nine years.

Other Matters

Except as stated above, there are no pending legal proceedings of a material nature to which the Company is a party or of which any of its property is the subject.

Note 19. Goodwill and Acquisition-Related Intangibles

As of March 28, 2009 and March 29, 2008, the gross and net amounts of goodwill and of acquisition-related intangibles for all acquisitions were as follows:

(In thousands)	2009	2008	Amortization Life
Goodwill-gross	$169,479	$169,479	
Less accumulated amortization through fiscal 2002	51,524	51,524	
Goodwill-net	$117,955	$117,955	
Patents-gross	$ 22,752	$ 22,752	5 to 7 years
Less accumulated amortization	22,738	21,335	
Patents-net	14	1,417	
Miscellaneous intangibles-gross	58,958	58,958	2 to 5 years
Less accumulated amortization	56,479	52,550	
Miscellaneous intangibles-net	2,479	6,408	
Total acquisition-related intangibles-gross	81,710	81,710	
Less accumulated amortization	79,217	73,885	
Total acquisition-related intangibles-net	$ 2,493	$ 7,825	

Amortization expense for all intangible assets for fiscal 2009, 2008 and 2007 was $5.3 million, $6.8 million and $8.0 million, respectively. Intangible assets are amortized on a straight-line basis. Based on the carrying value of acquisition-related intangibles recorded as of March 28, 2009, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for acquisition-related intangibles is expected to be as follows: 2010 - $1.5 million; 2011 - $1.0 million.

Note 20. Employee Benefit Plans

Xilinx offers various retirement benefit plans for U.S. and non-U.S. employees. Total contributions to these plans were $9.9 million, $8.1 million and $5.9 million in fiscal 2009, 2008 and 2007, respectively. For employees in the U.S., effective July 1, 2008, Xilinx instituted a Company matching program pursuant to which the Company will match contributions to Xilinx's 401(k) Plan (the 401(k) Plan) based on the amount of salary deferral contributions the participant makes to the 401(k) Plan. Xilinx will match up to 50% of the first 8% of an employee's compensation that the employee contributed to their 401(k) account. Because the program was introduced mid-year, the maximum Company match for calendar year 2008 was $2,250 per employee. For calendar year 2009 and beyond, the maximum Company contribution per year is $4,500 per employee. Prior to July 1, 2008, the Company made discretionary contributions to employee 401(k) accounts when performance targets were met. As permitted under Section 401(k) of the Internal Revenue Code, the 401(k) Plan allows tax deferred salary deductions for eligible employees. The Compensation Committee of the Board of Directors administers the 401(k) Plan. Participants in the 401(k) Plan may make salary deferrals of up to 25% of the eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. Effective January 1, 2003, participants who have reached the age of 50 before the close of the plan year may be eligible to make catch-up salary deferral contributions, up to 25% of eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code.

The Company allows its U.S.-based officers, director-level employees, and its board members to defer a portion of their compensation under the Deferred Compensation Plan (the Plan). The Compensation Committee administers the Plan. As of March 28, 2009, there were approximately 127 participants in the Plan who self-direct their contributions into investment options offered by the Plan. The Plan does not allow Plan participants to invest directly in Xilinx's stock. In the event Xilinx becomes insolvent, Plan assets are subject to the claims of the Company's general creditors. There are no Plan provisions that provide for any guarantees or minimum return on investments. As of March 28, 2009, Plan assets were $21.3 million and obligations were $26.3 million. As of March 29, 2008, Plan assets were $27.0 million and obligations were $31.8 million.

Note 21. Subsequent Events

On April 15, 2009, Xilinx announced restructuring measures designed to drive structural operating efficiencies across the Company. Xilinx expects to reduce its global workforce by up to 200 positions, or approximately 6% of the Company's global workforce. These employee terminations impact various geographies and functions worldwide. Certain positions were eliminated in the first quarter of fiscal 2010 and other positions will be eliminated over the September, December and March quarters of fiscal 2010. The reorganization plan is expected to be completed by the end of the fourth quarter of fiscal 2010. Restructuring charges related to this restructuring did not impact fiscal 2009.

The Company expects to record total restructuring charges of approximately $11.0 to $13.0 million in the June quarter of fiscal 2010 primarily related to severance pay expenses.

Over the longer term, the Company expects to implement further supply chain efficiencies resulting in additional restructuring charges totaling approximately $10.0 million over the September, December and March quarters of fiscal 2010.

On April 21, 2009, the Company's Board of Directors declared a cash dividend of $0.14 per common share for the first quarter of fiscal 2010. The dividend is payable on June 3, 2009 to stockholders of record on May 13, 2009.

On May 27, 2009, the Company received a 2-1 adverse judicial ruling from the U.S. Court of Appeals for the Ninth Circuit reversing the Tax Court decision and holding that the Company should include stock option amounts in its cost sharing agreement with Xilinx Ireland. The Company does not agree with the Appeals Court decision and is reviewing its alternatives as a result of the decision. See Item 3. "Legal Proceedings" included in Part I and "Note 16. Income Taxes" and "Note 18. Litigation Settlements and Contingencies."

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited the accompanying consolidated balance sheets of Xilinx, Inc. as of March 28, 2009 and March 29, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 28, 2009. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xilinx, Inc. at March 28, 2009 and March 29, 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 28, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 16 to the consolidated financial statements, on April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xilinx, Inc.'s internal control over financial reporting as of March 28, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 1, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
June 1, 2009

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited Xilinx, Inc.'s internal control over financial reporting as of March 28, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Xilinx, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Xilinx, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 28, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xilinx, Inc. as of March 28, 2009 and March 29, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 28, 2009 of Xilinx, Inc. and our report dated June 1, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
June 1, 2009

XILINX, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Description	Beginning of Year	Charged (Credited) to Income	Deductions (a)	Balance at End of Year
For the year ended March 31, 2007:				
Allowance for doubtful accounts	$3,602	$ 519(b)	$ 466	$3,655
Allowance for customer returns	$ 95	$ (4)	$ 9	$ 82
For the year ended March 29, 2008:				
Allowance for doubtful accounts	$3,655	$ —	$ 21	$3,634
Allowance for customer returns	$ 82	$ (3)	$ 79	$ —
For the year ended March 28, 2009:				
Allowance for doubtful accounts	$3,634	$ —	$ 5	$3,629
Allowance for customer returns	$ —	$ —	$ —	$ —

(a) Represents amounts written off against the allowances or customer returns.

(b) In fiscal 2007, the amount represents recovery of bad debts that were previously charged against the allowance for doubtful accounts which had no impact on operations.

SUPPLEMENTARY FINANCIAL DATA
Quarterly Data (Unaudited)

(In thousands, except per share amounts) Year ended March 28, 2009 (1)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
Net revenues	$488,246		$483,537		$458,387		$395,014	
Gross margin	311,740		306,130		293,056		245,107	
Income before income taxes	108,125	(2)	104,125	(3)	189,139	(4)	96,795	(5)
Net income	83,929		81,825		139,374		70,512	
Net income per common share: (6)								
Basic	$ 0.30		$ 0.30		$ 0.51		$ 0.26	
Diluted	$ 0.30		$ 0.29		$ 0.51		$ 0.26	
Shares used in per share calculations:								
Basic	278,165		276,169		273,997		274,689	
Diluted	280,881		277,714		274,223		274,881	
Cash dividends declared per common share	$ 0.14		$ 0.14		$ 0.14		$ 0.14	

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2009 was a 52-week year and each quarter was a 13-week quarter.

(2) Income before income taxes includes restructuring charges of $19,536, an impairment loss on investments of $4,621 and a charge of $3,086 related to an impairment of a leased facility that the Company no longer intends to occupy.

(3) Income before income taxes includes restructuring charges of $2,487 and an impairment loss on investments of $29,001.

(4) Income before income taxes includes a gain on early extinguishment of convertible debentures of $89,672 and an impairment loss on investments of $19,540.

(5) Income before income taxes includes a gain on early extinguishment of convertible debentures of $20,934 and an impairment loss on investments of $967.

(6) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

(In thousands, except per share amounts) Year ended March 29, 2008 (1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$445,912	$444,894	$474,806	$475,760
Gross margin	277,434	274,772	300,392	301,786
Income before income taxes	111,001	113,881 (2)	129,731	119,481 (3)
Net income	84,278	89,698	103,592	96,479
Net income per common share: (4)				
Basic	$ 0.28	$ 0.30	$ 0.36	$ 0.34
Diluted	$ 0.28	$ 0.30	$ 0.35	$ 0.34
Shares used in per share calculations:				
Basic	297,720	298,008	289,703	284,523
Diluted	303,198	302,226	293,036	286,321
Cash dividends declared per common share	$ 0.12	$ 0.12	$ 0.12	$ 0.12

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2008 was a 52-week year and each quarter was a 13-week quarter.

(2) Income before income taxes includes a charge of $1,614 related to an impairment of a leased facility that the Company no longer intends to occupy.

(3) Income before income taxes includes a loss on the sale of the Company's remaining UMC investment of $4,732 and an impairment loss on investments of $2,850.

(4) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out, under the supervision of and with the participation of Xilinx, Inc.'s management, including our CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Form 10-K, the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended March 28, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. This system of internal control is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal control over financial reporting involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the system of internal control over financial reporting is supported by the selection, retention and training of qualified personnel and an organizational structure that provides an appropriate division of responsibility and formalized procedures. The system of internal control is periodically reviewed and modified in response to changing conditions.

Because of its inherent limitations, no matter how well designed, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements or all fraud. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has used the criteria established in the Report '*Internal Control — Integrated Framework*' issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our internal control over financial reporting. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of March 28, 2009.

The effectiveness of the Company's internal control over financial reporting as of March 28, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8. of this Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report in that the Registrant will file a definitive proxy statement pursuant to Regulation 14A under the Exchange Act (the Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report included in the Proxy Statement.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item concerning the Company's executive officers is incorporated herein by reference to Item 1. "Business – Executive Officers of the Registrant" within this Form 10-K.

The information required by this item concerning the Company's directors, the code of ethics and corporate governance matters is incorporated herein by reference to the sections entitled "Proposal One-Election of Directors," "Board of Directors – Principles of Corporate Governance," and "Director Independence, Board Meetings and Committees" in our Proxy Statement.

The information required by this item regarding delinquent filers pursuant to Item 405 of Regulation S-K is incorporated herein by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

Our codes of conduct and ethics and significant corporate governance principles are available on the investor relations page of our website at www.investor.xilinx.com. Our code of conduct applies to our directors and employees, including our CEO, CFO and principal accounting personnel. In addition, our Board of Directors has adopted a code of ethics that pertains specifically to the Board of Directors. Printed copies of these documents are also available to stockholders without charge upon written request directed to Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose CA 95124.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item concerning executive compensation is incorporated herein by reference to the sections entitled "Compensation of Directors" and "Executive Compensation" in our Proxy Statement.

The information required by this item pursuant to Item 407(e)(4) of Regulation S-K is incorporated herein by reference to the section entitled "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement.

The information required by this item pursuant to Item 407(e)(5) of Regulation S-K is incorporated herein by reference to the section entitled "Report of the Compensation Committee of the Board of Directors" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item pursuant to Item 403 of Regulation S-K is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement. The information required by Item 201(d) of Regulation S-K is set forth below.

Equity Compensation Plan Information

The table below sets forth certain information as of March 28, 2009 about the Company's Common Stock that may be issued upon the exercise of options, RSUs, warrants and rights under all of our existing equity compensation plans (shares in thousands):

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Security Holders			
1997 Stock Plan	36,533	$33.53	— (1)
2007 Equity Plan	7,427 (2)	$24.12 (3)	11,052 (4)
Employee Stock Purchase Plan	N/A	N/A	7,636
Total-Approved Plans	43,960	$32.51	18,688
Equity Compensation Plans NOT Approved by Security Holders (5)			
Supplemental Stock Option Plan (6)	14	$33.81	—
Total-All Plans	43,974	$32.51	18,688

(1) The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled.

(2) Includes approximately 3.0 million shares issuable upon vesting of RSUs that the Company granted under the 2007 Equity Plan.

(3) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(4) On July 26, 2006, the stockholders approved the adoption of the 2007 Equity Plan and authorized 10.0 million shares to be reserved for issuance thereunder. The 2007 Equity Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan. On August 9, 2007 and August 14, 2008, our stockholders authorized the reserve of an additional 5.0 million shares and 4.0 million shares, respectively. All of the shares reserved for issuance under the 2007 Equity Plan may be granted as stock options, stock appreciation rights, restricted stock or RSUs.

(5) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807 thousand option shares were assumed by the Company. Of this amount, a total of 17 thousand option shares, with an average weighted exercise price of $18.71, remained outstanding as of March 28, 2009. These option shares are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(6) Under the Supplemental Stock Option Plan, options were granted to employees and consultants of the Company, however neither officers nor members of our Board of Directors were eligible for grants under the Supplemental Stock Option Plan. Only non-qualified stock options were granted under the Supplemental Stock Option Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment) and such options generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option granted under the Supplemental Stock Option Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item concerning related party transactions pursuant to Item 404 of Regulation S-K is incorporated herein by reference to the section entitled "Related Transactions" in our Proxy Statement.

The information required by this item concerning director independence pursuant to Item 407(a) of Regulation S-K is incorporated herein by reference to the section entitled "Director Independence, Board Meetings and Committees" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the sections entitled "Ratification of Appointment of External Auditors" and "Fees Paid to Ernst & Young LLP" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) The financial statements required by Item 15(a) are included in Item 8 of this Annual Report on Form 10-K.

(2) The financial statement schedule required by Item 15(a) (Schedule II, Valuation and Qualifying Accounts) is included in Item 8 of this Annual Report on Form 10-K.

Schedules not filed have been omitted because they are not applicable, are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

(3) The exhibits listed below in (b) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) Exhibits

EXHIBIT LIST

Exhibit No	Exhibit Title	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Restated Certificate of Incorporation, as amended to date	10-K	000-18548	3.1	05/30/07	
3.2	Bylaws of the Company, as amended and restated as of May 3, 2006	10-K	000-18548	3.2	05/31/06	
4.1	Indenture dated March 5, 2007 between the Company as Issuer and the Bank of New York Trust Company, N.A. as Trustee	10-K	000-18548	4.1	05/30/07	
10.1*	1988 Stock Option Plan, as amended	S-1	333-34568	10.15	06/07/90	
10.2*	1990 Employee Qualified Stock Purchase Plan	S-8	333-127318	4.1	08/09/05	
10.3*	1997 Stock Plan and Form of Stock Option Agreement	S-8	333-127318	4.2	08/09/05	
10.4*	Form of Indemnification Agreement between the Company and its officers and directors	S-1	333-34568	10.17	04/27/90	
10.5†	Advance Payment Agreement entered into on May 17, 1996 between Seiko Epson Corporation and the Company	10-K	000-18548	10.16	06/27/96	
10.6†	Amended and Restated Advance Payment Agreement with Seiko dated December 12, 1997	10-Q	000-18548	10.5	02/05/98	
10.7*	Supplemental Stock Option Plan	10-K	000-18548	10.16	06/17/02	
10.8	Xilinx, Inc. Master Distribution Agreement with Avnet	10-Q	000-18548	10.1	11/04/05	
10.9*	Letter Agreement dated June 2, 2005 between the Company and Jon A. Olson	10-Q/A	000-18548	10.1	08/12/05	
10.10*	Letter Agreement dated October 20,2006 between the Company and Iain Morris	8-K	000-18548	99.2	11/02/06	
10.11*	2007 Equity Incentive Plan	10-K	000-18548	10.23	05/30/07	
10.12*	Form of Stock Option Agreement under 2007 Equity Incentive Plan	10-K	000-18548	10.24	05/30/07	
10.13*	Form of Restricted Stock Unit Agreement under 2007 Equity Incentive Plan	10-K	000-18548	10.25	05/30/07	

10.14*	Form of Performance-Based Restricted Stock Unit Agreement under 2007 Equity Incentive Plan	8-K	000-18548	99.1	07/05/07	
10.15*	Amended and Restated Executive Succession Agreement dated November 7, 2007 between the Company and Willem P. Roelandts	10-Q	000-18548	10.27	11/08/07	
10.16*	Letter Agreement dated January 4, 2008 between the Company and Moshe N. Gavrielov	8-K	000-18548	99.2	01/07/08	
10.17*	Amendment of Employment Agreement dated February 14, 2008 between the Company and Jon A. Olson	8-K	000-18548	99.1	02/20/08	
10.18*	Summary of Fiscal 2009 Executive Incentive Plan	8-K	000-18548	N/A	05/06/08	
21.1	Subsidiaries of the Company					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (included in the signature page)					X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

*Management contract or compensatory plan or arrangement required to be filed as an exhibit to the Company's Annual Report on Form 10-K pursuant to Item 15(b) herein
†Confidential treatment requested as to certain portions of this document

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 3rd day of June 2009.

XILINX, INC.

By: /s/ Moshe N. Gavrielov

Moshe N. Gavrielov,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934 this Annual Report on Form 10-K/A has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/S/ MOSHE N. GAVRIELOV (Moshe N. Gavrielov)	President and Chief Executive Officer (Principal Executive Officer) and Director	June 3, 2009
/S/ JON A. OLSON (Jon A. Olson)	Senior Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)	June 3, 2009
* (Philip T. Gianos)	Chairman of the Board of Directors	June 3, 2009
* (John L. Doyle)	Director	June 3, 2009
* (Jerald G. Fishman)	Director	June 3, 2009
* (William G. Howard, Jr.)	Director	June 3, 2009
* (J. Michael Patterson)	Director	June 3, 2009
* (Willem P. Roelandts)	Director	June 3, 2009
* (Marshall C. Turner)	Director	June 3, 2009
* (Elizabeth W. Vanderslice)	Director	June 3, 2009

* By: /S/ JON A. OLSON
(Jon A. Olson)
(Attorney-in-fact)

2009 Proxy

XILINX®

XILINX®

June 24, 2009

Dear Xilinx Stockholder:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders to be held on Wednesday, August 12, 2009 at 1:00 p.m. Pacific Daylight Time, at the headquarters of Xilinx, Inc. ("Xilinx" or the "Company") located at 2050 Logic Drive, San Jose, California 95124. We look forward to your attendance either in person or by proxy. At this meeting, the agenda includes:

- the annual election of directors;
- a proposal to approve an amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares;
- a proposal to approve an amendment to the Company's 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 5,000,000 shares; and
- a proposal to ratify the appointment of our external auditors, Ernst & Young LLP.

The foregoing matters are more fully described in the attached proxy statement. The agenda will also include any other business that may properly come before the meeting or any adjournment or postponement thereof. The Board of Directors recommends that you vote **FOR** the election of each of the director nominees nominated by the Board of Directors, **FOR** the increase in the number of shares in the Company's Employee Qualified Stock Purchase Plan, **FOR** the increase in the number of shares in the Company's 2007 Equity Incentive Plan, and **FOR** the ratification of appointment of Ernst & Young LLP as external auditors of the Company for the fiscal year ending April 3, 2010. Please refer to the proxy statement for detailed information on each of the proposals.

You may choose to vote your shares in one of the following ways: (1) via the Internet at Broadridge Investor Communication Solutions' voting website (www.proxyvote.com); (2) telephonically by calling the telephone number shown in the proxy card; (3) by voting in person at the annual meeting; or (4) by requesting, completing and mailing in a paper proxy card, as outlined in the Notice Regarding Internet Availability of Proxy Materials.

The Xilinx 2009 Annual Meeting will be held solely to tabulate the votes cast and report the results of voting on the matters described in the attached proxy statement and any other business that may properly come before the meeting. Certain senior executives of Xilinx will be in attendance to answer questions following the Annual Meeting. However, no formal presentation concerning the business of Xilinx will be made at the Annual Meeting.

Whether or not you plan to attend, please take a few minutes now to vote online or via telephone or, alternatively, request a paper proxy card and mark, sign and date your proxy and return it by mail so that your shares will be represented.

Thank you for your continuing interest in Xilinx.

Very truly yours,

/s/ Moshe N. Gavrielov
Moshe N. Gavrielov
President and Chief Executive Officer

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, REQUEST, COMPLETE AND MAIL IN A PAPER PROXY CARD. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 2 FOR ADDITIONAL INFORMATION.

XILINX®

XILINX, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Wednesday, August 12, 2009

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), will be held on Wednesday, August 12, 2009 at 1:00 p.m., Pacific Daylight Time, at the Company's headquarters located at 2050 Logic Drive, San Jose, California 95124 for the following purposes:

1. To elect the following eight nominees for director to serve on the Board of Directors for the ensuing year or until their successors are duly elected and qualified: Philip T. Gianos, Moshe N. Gavrielov, John L. Doyle, Jerald G. Fishman, William G. Howard, Jr., J. Michael Patterson, Marshall C. Turner and Elizabeth W. Vanderslice;

2. To approve an amendment to our 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares;

3. To approve an amendment to our 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 5,000,000 shares;

4. To ratify the appointment of Ernst & Young LLP, an independent registered public accounting firm, as external auditors of Xilinx, for the fiscal year ending April 3, 2010; and

5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Only stockholders of record at the close of business on June 15, 2009 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. Certain senior executives of Xilinx will be in attendance to answer questions following the Annual Meeting, however, there will be no formal presentation concerning the business of Xilinx. However, to ensure your representation at the meeting, you are urged to vote as soon as possible.

You may vote your shares in one of the following ways: (1) via the Internet at Broadridge Investor Communication Solutions' voting website (www.proxyvote.com); (2) telephonically by calling the telephone number shown in the proxy card; (3) by voting in person at the annual meeting; or (4) by requesting, completing and mailing in a paper proxy card, as outlined in the Notice Regarding Internet Availability of Proxy Materials ("Internet Notice"). **If you have Internet access, we encourage you to record your vote on the Internet.**

FOR THE BOARD OF DIRECTORS
/s/ Scott R. Hover-Smoot
Scott R. Hover-Smoot
Secretary

San Jose, California
June 24, 2009

THIS PROXY STATEMENT AND THE ACCOMPANYING PROXY ARE BEING PROVIDED ON OR ABOUT JUNE 24, 2009 IN CONNECTION WITH THE SOLICITATION OF PROXIES ON BEHALF OF THE BOARD OF DIRECTORS OF XILINX, INC. IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, REQUEST, COMPLETE AND MAIL IN A PAPER PROXY CARD. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 2 FOR ADDITIONAL INFORMATION.

(This page intentionally left blank.)

XILINX, INC.

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

This proxy statement, the enclosed proxy card and the Annual Report on Form 10-K for the fiscal year ended March 28, 2009 (the "Form 10-K") are being provided to stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), on or about June 24, 2009 in connection with the solicitation by the Board of Directors (the "Board") of proxies to be used at the Annual Meeting of Stockholders of the Company ("Annual Meeting") to be held on Wednesday, August 12, 2009 at 1:00 p.m., Pacific Daylight Time, at the Company's headquarters, located at 2050 Logic Drive, San Jose, California 95124, and any adjournment or postponement thereof.

The cost of preparing, assembling and delivery of the notice of Annual Meeting, proxy statement and form of proxy and the solicitation of proxies will be paid by Xilinx. We have retained the services of The Altman Group to assist in obtaining proxies from brokers and nominees of stockholders for the Annual Meeting. The estimated cost of such services is approximately $6,500 plus out-of-pocket expenses. Proxies may also be solicited in person, by telephone or electronically by Xilinx personnel who will not receive any additional compensation for such solicitation. We will pay brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

We anticipate that the Notice Regarding Internet Availability of Proxy Materials ("Internet Notice") will be mailed on or about June 24, 2009 to all stockholders entitled to vote at the meeting. This proxy statement and the Form 10-K have been made available to all stockholders entitled to vote at the Annual Meeting and who received an Internet Notice.

You may obtain paper copies of the proxy materials referenced above by following the instructions on the Internet Notice.

INFORMATION CONCERNING VOTING AND PROXY SOLICITATION

Internet Availability of Proxy Materials

The Securities and Exchange Commission (the "SEC") has adopted rules that allow us to furnish our proxy materials to our stockholders through the Internet, rather than by mail. We believe that it is in the best interests of our stockholders to take advantage of these rules and reduce the expenses associated with printing and mailing proxy materials to all of our stockholders. In addition, as a corporate citizen, we want to reduce the use of natural resources and the environmental impact of printing and mailing the proxy materials. As a result, you will not receive hard copies of the proxy materials unless you specifically request them.

The Internet Notice provides instructions on how you can (1) access the proxy materials on the Internet, (2) access your proxy and (3) vote on the Internet. If you would like to receive hard copies of the proxy materials, please follow the instructions on the Internet Notice. If you share an address with another stockholder and received only one Internet Notice, you may write or call us to request a separate copy of the proxy materials at no cost to you.

Voting

Each stockholder is entitled to one vote for each share of Xilinx common stock ("Common Stock") held by such stockholder as of the Record Date (as defined below) with respect to all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

Record Date

Only stockholders of record at the close of business (5:00 p.m., Eastern Daylight Time) on June 15, 2009 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof. For information regarding holders of more than 5% of the outstanding Common Stock, see "Security Ownership of Certain Beneficial Owners and Management."

Shares Outstanding

As of the close of business on May 15, 2009 there were 275,531,109 shares of Common Stock outstanding. The closing price of the Company's Common Stock on May 15, 2009, as reported by the NASDAQ Global Select Market ("NASDAQ") was $18.92 per share.

Proxy Voting; Voting via the Internet and Telephone

Shares of Common Stock for which proxy cards are properly voted via the Internet, by telephone or properly executed and returned, will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted "FOR" the election of each of the nominees to the Board named herein, "FOR" the approval of the amendment to the Company's 1990 Employee Qualified Stock Purchase Plan, "FOR" the approval of the amendment to the Company's 2007 Equity Incentive Plan, and "FOR" the ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as the Company's external auditors for fiscal year 2010. It is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies in the accompanying proxy card will vote in accordance with their discretion with respect to such matters.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the Annual Meeting in person. Most stockholders have three options for submitting their votes: (1) via the Internet, (2) by phone or (3) by mail. To vote by mail, you must follow the instructions on the Internet Notice to request hard copies of the proxy materials and then mail in a paper proxy card. If you have Internet access, we encourage you to record your vote on the Internet. It is convenient, reduces the use of natural resources and saves significant postage and processing costs. In addition, when you vote via the Internet or by phone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. For further instructions on voting, see the Internet Notice and your proxy card. If you attend the Annual Meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, phone or mail, will be superseded by the vote that you cast at the Annual Meeting.

If at the close of business on the Record Date, your shares were not issued directly in your name, but rather were held in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name." The broker, bank or other agent holding your shares in that account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent prior to the Annual Meeting.

Householding

In an effort to conserve natural resources and reduce printing costs and postage fees, the Company has adopted a practice approved by the SEC called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Internet Notice unless one or more of these stockholders notifies the Company that they wish to continue receiving individual copies.

If you share an address with another stockholder and received only one Internet Notice and would like to request a copy of the proxy materials, please send your request to: Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, Attn: Investor Relations, call Investor Relations at (408) 879-5198, or visit the Company's website at www.investor.xilinx.com. Xilinx will deliver a separate copy of these materials promptly upon receipt of your written or oral request.

Quorum

A quorum of stockholders is necessary to hold a valid meeting. The required quorum for the transaction of business at the Annual Meeting is a majority of the outstanding shares of Common Stock as of the Record Date. Shares of Common Stock entitled to vote and represented at the Annual Meeting by proxy or in person will be tabulated by the inspector of elections appointed for the Annual Meeting and counted towards the quorum. Abstentions and broker non-votes will also be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

Votes Counted; Abstentions; Broker Non-Votes

Votes will be counted by the inspector of elections appointed for the meeting, who will separately count "For" and "Against" votes and abstentions with respect to the election of directors and, with respect to any proposals other than the election of directors, "For" and "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions. Abstentions will have no effect on the outcome of the election of directors but will be counted as "Against" votes with respect to any proposals other than the election of directors. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares of Common Stock are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions, under the rules that govern brokers who are record owners of shares that are held in street name for the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters but have no discretion to vote them on non-routine matters. Proposal One (election of directors) and Proposal Four (ratification of external auditors) are routine matters. Proposal Two (amendment to the 1990 Employee Qualified Stock Purchase Plan) and Proposal Three (amendment to the 2007 Equity Incentive Plan) are non-routine matters.

Vote Required

With respect to the election of directors, each nominee for Director receiving more votes "for" than votes "against" shall be elected as a Director. Shares not present and shares voting "abstain" will have no effect on the election of directors.

The affirmative vote of a majority of the shares of Common Stock present and entitled to vote either in person or by proxy will be required to (i) approve the amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares; (ii) approve the amendment to the Company's 2007 Equity Incentive Plan to increase the number of shares to be reserved for issuance thereunder by 5,000,000 shares; and (iii) ratify the appointment of Ernst & Young LLP as external auditors for fiscal year 2010. Abstentions will have the effect of a vote against approval of the amendment to the 1990 Employee Qualified Stock Purchase Plan, against approval of the amendment to the 2007 Equity Incentive Plan and against the ratification of Ernst & Young LLP. Broker non-votes will have no effect on the outcome of the vote on any of the proposals.

In the absence of instructions, shares of Common Stock represented by valid proxies shall be voted in accordance with the recommendations of the Board as shown on the proxy.

Revocability of Proxies

A stockholder giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Company, at 2100 Logic Drive, San Jose, California 95124, a written notice of revocation or a duly executed proxy bearing a later date, or by appearing at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, be sufficient to revoke a proxy. Any stockholder owning Common Stock in street name wishing to revoke his or her voting instructions must contact the bank, brokerage firm or other custodian who holds his or her shares and obtain a legal proxy from such bank or brokerage firm to vote such shares in person at the Annual Meeting.

Deadline for Receipt of Stockholder Proposals

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be eligible for inclusion in the Company's proxy statement for the Company's 2010 annual meeting of stockholders, stockholder proposals must be received by the Secretary of the Company at our principal executive offices at 2100 Logic Drive, San Jose, California, 95124 no later than February 24, 2010. In order for stockholder proposals made outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received by the Secretary of the Company at our principal executive offices no later than May 10, 2010. In addition, the Company's Prior Notice For Inclusion on Agenda Bylaw provision requires that stockholder proposals made outside of Rule 14a-8 under the Exchange Act must be submitted in accordance with the requirements of the Company's Bylaws, not later than May 16, 2010 and not earlier than April 16, 2010; provided however, that if the Company's 2010 annual meeting of stockholders is called for a date that is not within 25 days before or after the anniversary of the Annual Meeting, then to be considered timely, stockholder proposals must be received by the Secretary of the Company at our principal executive offices not later than the close of business on the tenth day following the day on which notice of the Company's 2010 annual meeting of stockholders was mailed or publicly disclosed, whichever occurs first. The full text of the Company's Prior Notice for Inclusion on Agenda Bylaw provision described above may be obtained by writing to the Secretary of the Company.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

The Board of Directors has nominated the eight individuals named below, each of whom is currently serving as a director ("Director") of the Company, to be elected as a Director at the Annual Meeting. The term of office of each person elected as a Director will continue until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the Company's eight nominees named below. In the event that any nominee of the Company is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board to fill the vacancy. The Company is not aware of any nominee who will be unable to serve as a Director.

Name of Nominee	Age	Director Since
Philip T. Gianos	59	1985
Moshe N. Gavrielov	54	2008
John L. Doyle	77	1994
Jerald G. Fishman	63	2000
William G. Howard, Jr.	67	1996
J. Michael Patterson	63	2005
Marshall C. Turner	67	2007
Elizabeth W. Vanderslice	45	2000

Mr. Gianos has served as Chairman of the Board since February 2009. Mr. Gianos has been an investor with InterWest Partners, a venture capital firm focused on information technology and life sciences, since 1982 and a General Partner since 1984. Prior to joining InterWest Partners, Mr. Gianos was with IBM Corporation, an information technology company, for eight years in engineering management.

Mr. Gavrielov joined the Company in January 2008 as President and CEO and was appointed to the Board of Directors in February 2008. Prior to joining the Company, he served at Cadence Design Systems, Inc., an electronic design automation company, as Executive Vice President and General Manager of the Verification Division from April 2005 through November 2007. Mr. Gavrielov served as CEO of Verisity Ltd., an electronic design automation company, from March 1998 to April 2005 prior to its acquisition by Cadence Design Systems, Inc. Prior to joining Verisity, Mr. Gavrielov spent nearly 10 years at LSI Corporation (formerly LSI Logic Corporation), a semiconductor manufacturer, in a variety of executive management positions, including Executive Vice President of the Products Group, Senior Vice President and General Manager of International Marketing and Sales and Senior Vice President and General Manager of LSI Logic Europe plc. Prior to joining LSI Corporation, Mr. Gavrielov held various engineering and engineering management positions at Digital Equipment Corporation and National Semiconductor Corporation.

Mr. Doyle joined the Company's Board in 1994. Mr. Doyle held numerous positions at Hewlett-Packard Company, a technology solutions provider, including executive management, from 1976 to 1991. Mr. Doyle is an independent consultant and has served as a director of Analog Devices, Inc., a semiconductor manufacturer, since 1987.

Mr. Fishman has been President and CEO of Analog Devices, Inc., since November 1996. Mr. Fishman also serves as a director of Analog Devices, Inc. and Cognex Corporation, a supplier of machine vision sensors and systems. Please refer to "Other Matters" at the end of this proxy statement for additional information regarding an SEC order concerning Analog Devices, Inc. and Mr. Fishman.

Dr. Howard has worked as an independent consultant for various semiconductor and microelectronics companies since December 1990. From October 1987 to December 1990, Dr. Howard was a senior fellow at the National Academy of Engineering conducting studies of technology management. Dr. Howard held various management positions at Motorola, Inc., a wireless and broadband communications company, between 1969 and 1987 including Senior Vice President and Director of Research and Development. Dr. Howard also serves as Chairman of the Board of Ramtron International Corporation, a manufacturer of memory products.

Mr. Patterson was employed by PricewaterhouseCoopers ("PWC"), a public accounting firm, from 1970 to 2001. The positions he held during his 31-year career at PWC include chair of the national high tech practice, chair of the semiconductor tax practice, department chair for PWC's Silicon Valley tax practice and managing partner of PWC's Silicon Valley office. Mr. Patterson serves on a few boards of private companies and advises charitable organizations.

Mr. Turner served as interim CEO of MEMC Electronic Materials, a manufacturer of silicon wafers for semiconductor and solar power applications, from November 2008 until March 2009, and is a member of the company's Board of Directors. Mr. Turner served as Chairman and CEO of Dupont Photomasks, Inc., a manufacturer of photomasks for semiconductor chip fabricators, from June 2003 until its sale in April 2005, and then as President and CEO of the company, renamed "Toppan Photomasks, Inc.," through May 2006. Mr. Turner is also a member of the board of directors of the AllianceBernstein Funds, a group of 34 mutual fund entities.

Ms. Vanderslice served as a General Manager of Terra Lycos, Inc., an Internet access and interactive content provider, from July 1999 until July 2001. Prior to joining Terra Lycos, Ms. Vanderslice was a Vice President of Wired Digital, Inc., an online services company, beginning in 1995 and served as its President and CEO from 1996 through June 1999 when she led its acquisition by Terra Lycos. Prior to joining Wired Digital, Ms. Vanderslice served as a principal in the investment banking firm Sterling Payot Company and in 1994 became a Vice President at H. W. Jesse & Co., a San Francisco investment banking and business strategy-consulting firm spun off from Sterling Payot.

There are no family relationships among the executive officers of the Company or the Board.

Required Vote

Each nominee receiving more votes "for" than "against" shall be elected as a Director. If you do not wish your shares to be voted with respect to a nominee, you may "abstain", in which case your shares will have no effect on the election of that nominee.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

PROPOSAL TWO

AMENDMENTS TO 1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN

The Company's 1990 Employee Qualified Stock Purchase Plan (the "ESPP") provides eligible employees of the Company and its participating subsidiaries with the opportunity to purchase shares of Common Stock at a discounted price through payroll deductions. During the fiscal year ended March 28, 2009, the Company issued 2,211,311 shares of Common Stock under the ESPP. As of March 28, 2009, a total of 7,636,389 shares remained available for issuance under the ESPP, not including the 2,000,000 additional shares of Common Stock that would be authorized if the amendment described below is approved.

Proposal

At the Annual Meeting, the stockholders will be asked to approve an amendment to the ESPP to increase by 2,000,000 the maximum number of shares of Common Stock that may be issued under the plan.

Unless a sufficient number of shares are authorized and reserved under the ESPP at the beginning of each offering period (August 1 and February 1) to cover the number of shares purchased throughout its entire 24-month term, the Company may incur additional compensation expense for financial statement purposes for each period in which the sale of shares is dependent on obtaining stockholder approval of an additional share authorization. The Board believes an additional 2,000,000 shares will be necessary to provide for offering periods commencing before the next annual meeting of stockholders.

On May 14, 2009, subject to stockholder approval, the Board adopted amendments to the ESPP to increase the number of shares authorized for issuance under the plan by 2,000,000. If the amendment is approved by the stockholders, the total number of shares available for issuance under the ESPP immediately following such approval will be 9,636,389.

The Board believes that participation by the Company's employees in the ESPP promotes the success of the Company's business through broad-based equity ownership among the employees. The Board further believes that the ESPP is an integral component of the Company's benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock.

As long as the ESPP remains in effect, the Company will ask the stockholders each year for the number of additional shares required to meet the Company's projected share commitments for offering periods beginning before the next annual meeting of stockholders.

Subject to the eligibility requirements described below, most of the Company's 3,145 employees (as of March 28, 2009) are eligible to participate in the ESPP. As of March 28, 2009, approximately 77% of the Company's employees were participating in the ESPP.

Summary of the 1990 Employee Qualified Stock Purchase Plan, as Amended

A summary of the material terms of the ESPP, as amended, is set forth below and is qualified, in its entirety, by the full text of the plan set forth in Appendix A to our 2009 proxy statement as filed with the SEC and available for viewing without charge at its website at www.sec.gov. A copy of the ESPP can be obtained from us at no charge upon request.

Purpose

The purpose of the ESPP is to provide employees of the Company and its designated subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions.

Administration

The ESPP may be administered by the Board or a committee appointed by the Board. All questions of interpretation of the ESPP are determined by the Board or its committee, whose decisions are final and binding upon all participants. Currently, the Compensation Committee administers the ESPP.

Authorized Shares

Currently, a maximum of 40,540,000 shares of our Common Stock are authorized for issuance under the ESPP, of which 7,636,389 shares of our Common Stock remained available for future issuance as of March 28, 2009, subject to appropriate adjustments in the event of any stock dividend, stock split, reverse stock split, recapitalization or similar change in the capital structure of the Company, or in the event of any merger, sale of assets or other reorganization of the Company. The Board has amended the ESPP, subject to stockholder approval, to authorize an additional 2,000,000 shares for issuance under the ESPP, which would result in a total of 9,636,389 shares of our Common Stock being available for future purchases.

Eligibility

Subject to certain limitations imposed by Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Tax Code"), any person who is employed by the Company (or any designated subsidiary) as of the commencement of an offering period under the ESPP and is customarily employed for at least 20 hours per week and more than five months in a calendar year is eligible to participate in the offering period. Eligible employees may become participants in the ESPP by delivering to the Company a subscription agreement authorizing payroll deductions on or before the first day of the applicable offering period. As of March 28, 2009, most of the Company's 3,145 employees, including eight current executive officers, were eligible to participate in the ESPP.

Offering Periods

The ESPP is implemented by consecutive and overlapping 24-month offering periods, with a new offering period commencing on or about the first day of February and August of each year. The Board may change the duration of any offering period without stockholder approval, provided that no offering period may exceed 27 months in duration.

Purchase Price

Each 24-month offering period consists of four exercise periods of six months' duration. The last day of each exercise period, which occurs on or about January 31 and July 31 of each year, is an exercise date on which each participant in the offering period acquires shares. The purchase price of the shares offered under the ESPP in a given exercise period is the lower of 85% of the fair market value of the Common Stock on the first date of the offering period containing that exercise period or 85% of the fair market value of the Common Stock on the exercise date. The fair market value of the Common Stock on a given date is the closing sale price of the Common Stock on such date as reported by NASDAQ. On March 27, 2009, the last trading day of the fiscal year, the closing price of our Common Stock as reported on NASDAQ was $19.49 per share.

Payroll Deductions

The purchase price for the shares is accumulated through payroll deductions during each offering period. Payroll deductions commence on the first payday following the commencement of an offering period and end on the last exercise date of the offering period, unless sooner terminated as provided in the ESPP. A participant may not authorize deductions of more than 15% or less than 2% of the participant's eligible compensation, which is defined by the ESPP to include all regular straight time earnings and any payments for overtime, shift premiums, incentive compensation, bonuses, commissions or other compensation for a given offering period. The Company may limit a participant's payroll deductions in any calendar year as necessary to avoid accumulating an amount in excess of the maximum amount the Tax Code permits to be applied toward the purchase of shares in any offering under the ESPP. A participant may discontinue participating in the ESPP, or may decrease the rate of payroll deductions during the offering period. Upon withdrawal from the ESPP, the Company will refund, without interest, the participant's accumulated payroll deductions not previously applied to the purchase of shares.

Grant and Exercise of Purchase Right

In general, the maximum number of shares subject to purchase by a participant in an exercise period is that number determined by dividing the amount of the participant's total payroll deductions accumulated prior to the relevant exercise date by the lower of 85% of the fair market value of the Common Stock at the beginning of the offering period or on the exercise date. However, the maximum number of shares a participant may purchase in any offering period is a number determined by dividing $50,000 by the fair market value of a share of Common Stock on the first day of the offering period. Unless a participant withdraws from the ESPP, the participant's right to purchase shares is exercised automatically on each exercise date for the maximum number of whole shares that may be purchased at the applicable price.

No employee will be permitted to subscribe for shares under the ESPP if, immediately after the grant of a purchase right, the employee would own and/or hold purchase rights to acquire 5% or more of the voting securities of the Company. Further, no employee may be granted a purchase right which would permit the employee to accrue a right to purchase more than $25,000 worth of stock (determined by the fair market value of the shares at the time the purchase right is granted) for each calendar year in which the purchase right is outstanding at any time.

Automatic Transfer to Low Price Offering Period

In the event that the fair market value of the Company's Common Stock on any exercise date (other than the last exercise date of an offering period) is less than on the first day of the offering period, all participants will be withdrawn from the offering period after the exercise of their purchase right on such exercise date and enrolled as participants in a new offering period commencing on or about the day following such exercise date. A participant may elect to remain in the previous offering period by filing a written statement declaring such election prior to the time of the automatic change to the new offering period.

Withdrawal; Termination of Employment

A participant may withdraw all, but not less than all, payroll deductions credited to his or her account but not yet used to exercise a purchase right under the ESPP at any time by signing and delivering to the Company a notice of withdrawal from the ESPP. Any withdrawal by the participant of accumulated payroll deductions for a given offering period automatically terminates the participant's interest in that offering period. The failure to remain in the continuous employment of the Company for at least 20 hours per week during an offering period will be deemed to be a withdrawal from that offering period.

Transferability

No rights or accumulated payroll deductions of a participant under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or pursuant to the ESPP) and any attempt to so assign or transfer may be treated by the Company as an election to withdraw from the ESPP.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company, proportionate adjustments will be made by the Board to the number of shares authorized for issuance under the ESPP and subject to each outstanding purchase right and in the purchase price per share.

In the event of a sale of all or substantially all of the assets of the Company or a merger of the Company with another corporation, the acquiring or successor corporation or its parent may assume the purchase rights outstanding under the ESPP or substitute equivalent purchase rights for the acquiror's stock, provided that the Board may instead accelerate the exercise date of all offering periods then in progress to a date prior to the transaction.

Amendment or Termination

The Board may at any time and for any reason amend or terminate the ESPP, except that (other than in limited circumstances set forth in the ESPP) termination will not affect purchase rights previously granted, and no amendment may make any change in any purchase right previously granted that adversely affects the participant's rights. Stockholder approval must be obtained for any amendment to the extent necessary to comply with applicable law. Under its current terms, the ESPP will expire on January 26, 2030.

Federal Tax Information

The following summary of the effect of United States federal income taxation upon the participant and the Company with respect to the purchase of shares under the ESPP does not purport to be complete, and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Tax Code. Under these provisions, no income will be taxable to a participant at the time of grant of the purchase right or purchase of shares. Upon disposition of the shares, the participant will generally be subject to tax, and the amount of the tax will depend upon the length of time the shares have been held by the participant. If the shares have been held by the participant for more than two years after the date of grant of the purchase right and more than one (1) year after the date on which the shares were purchased, then the purchaser will recognize ordinary income equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price or (b) 15% of the fair market value of the shares on the first day of the offering period. Any further gain upon such disposition will be treated as long-term capital gain. If the shares are disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally equal to the excess of the fair market value of the purchased shares on the date of the purchase over the purchase price. Any additional gain or loss on the sale will be a capital gain or loss, which will be either long-term or short-term depending on the actual period for which the shares were held. The Company is entitled to a deduction for amounts taxed as ordinary income reported by participants upon disposition of shares within two years from date of grant or one year from the date of acquisition.

New Plan Benefits

The number of shares that may be purchased under the ESPP will depend on each participant's voluntary election to participate and on the fair market value of the Common Stock of the Company on future purchase dates, and therefore the actual number of shares that may be purchased by any individual is not determinable. No purchase rights have been granted and no shares of Common Stock of the Company have been issued with respect to the 2,000,000 additional shares for which stockholder approval is being sought.

Number of Shares Purchased by Certain Individuals and Groups

The following table sets forth (i) the aggregate number of shares of Common Stock of the Company purchased under the ESPP by the listed persons and groups during fiscal 2009, and (ii) the market value of shares purchased pursuant to the ESPP on the date of such purchase, minus the purchase price of such shares thereunder for the individuals and groups listed below:

Employee Stock Purchase Plan

Name and Position	Dollar Value ($)	Number of Shares
Moshe N. Gavrielov President and CEO	8,064	2,143
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	3,748	1,483
Victor Peng Senior Vice President, Programmable Platforms Development	—	—
Vincent F. Ratford Senior Vice President, Worldwide Marketing	—	—
Frank A. Tornaghi Senior Vice President, Worldwide Sales	8,064	2,143
Iain M. Morris (Former) Executive Vice President and General Manager	—	—
Boon C. Ooi (Former) Senior Vice President, Worldwide Operations and Business Process Reengineering	—	—
All current executive officers, as a group	25,509	7,853
All Directors who are not executive officers, as a group (1)	N/A	N/A
All employees who are not executive officers, as a group	10,265,888	2,203,458

(1) Non-employee Directors are not eligible to participate in the ESPP.

Required Vote

Affirmative votes constituting a majority of the shares present or represented by proxy and entitled to vote on this proposal will be required to approve this proposal. Abstentions will have the same effect as a negative vote, while broker non-votes will have no effect on the outcome of this vote.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S EMPLOYEE QUALIFIED STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE THEREUNDER BY 2,000,000 SHARES.

PROPOSAL THREE

AMENDMENT TO THE 2007 EQUITY INCENTIVE PLAN

Proposal

At the Annual Meeting, the stockholders are being requested to approve an amendment to the 2007 Equity Incentive Plan (the "2007 Equity Plan"), to increase by 5,000,000 the number of shares of Common Stock authorized for issuance to a new total of 24,000,000 shares.

The 2007 Equity Plan was adopted by the Company's Board on May 3, 2006, and approved by stockholders at the Annual Stockholders Meeting in July 2006. The 2007 Equity Plan, which became effective on January 1, 2007, replaced the Company's 1997 Stock Plan and Supplemental Stock Option Plan. The prior plans have been terminated.

Each year we evaluate the performance and compensation of each Company employee. Following this evaluation, we make appropriate adjustments to the compensation of a substantial number of Company employees. These compensation adjustments are typically made in July and include the grant of additional equity awards as appropriate. We refer to this process as our annual "Focal Review." Our fiscal 2010 Focal Review will occur this July 2009, and our fiscal 2011 Focal Review will occur next July 2010. This means that we will go through two Focal Review periods before obtaining stockholder approval of the additional shares we request this year. Over the past several years, we have used an average of 5,000,000 shares in each Focal Review. We currently have 10,958,519 shares available for grant. Therefore, we anticipate that we will use the majority of the shares currently available in connection with our fiscal 2010 Focal Review and fiscal 2011 Focal Review, as well as for new hire and promotion grants throughout the year. Given the timing of when we issue this proxy statement and when we hold our annual meeting, we are seeking stockholder approval of a 5,000,000 share increase in the number of shares available under the 2007 Equity Plan at the 2009 Annual Meeting in order to ensure that we will have a sufficient number of authorized shares available to meet the requirements of our equity compensation program over the next two years.

Key Terms of the 2007 Equity Plan

The following is a summary of the key provisions of the 2007 Equity Plan.

Plan Term:	January 1, 2007 to December 31, 2013
Eligible Participants:	Employees, consultants and non-employee directors of Xilinx and its subsidiaries are eligible to receive awards under the 2007 Equity Plan.
Shares Authorized:	Currently, 19,000,000 shares of Common Stock are authorized, of which 11,051,905 remain available for grant as of March 28, 2009. If the stockholders approve the proposed amendment, a total of 24,000,000 shares will be authorized and 16,051,905 will be available for future grants, subject to adjustment to reflect stock splits and similar events.
Award Types:	• Non-qualified and incentive stock options • Restricted stock awards • Restricted stock units ("RSUs") • Stock appreciation rights ("SARs")
Award Limits:	A participant may receive: • No more than 4,000,000 shares subject to options or SARs, in the aggregate • No more than 2,000,000 shares subject to awards other than options and SARs • Awards that may be settled in cash for no more than $6,000,000 in the aggregate
Award Terms:	Stock options and SARs must expire no more than seven years from the date of grant.

Exercise Price:	The exercise price of stock options or SARs may not be less than 100% of the fair market value of our Common Stock on the date of grant. Repricing of under water options or SARs, whether by directly lowering the exercise price, by canceling an option or SAR in exchange for a new option or SAR having a lower exercise price, or by substituting a full value award in place of the option or SAR is not permitted without stockholder approval.

The Board believes that participation in the 2007 Equity Plan by the employees, consultants, and non-employee directors of the Company and its designated subsidiaries worldwide promotes the success of the Company's business through equity ownership. The Board further believes that the 2007 Equity Plan is an integral component of the Company's benefits program intended to provide its employees, consultants, and non-employee directors with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock. Therefore, the Board unanimously adopted on May 14, 2009, subject to stockholder approval, an amendment to increase the maximum number of shares of Common Stock authorized under the 2007 Equity Plan by 5,000,000 shares to a total of 24,000,000 shares to ensure that the Company will continue to have available a reasonable number of shares for its equity program.

Summary of the 2007 Equity Plan, as Amended

A summary of the material terms of the 2007 Equity Plan, as amended, is set forth below and is qualified, in its entirety, by the full text of the 2007 Equity Plan set forth in Appendix B to our 2008 proxy statement as filed with the SEC and available for viewing without charge at its website at www.sec.gov. A copy of the 2007 Equity Plan can be obtained from us at no charge upon request.

Purpose

The purpose of the 2007 Equity Plan is to attract and retain the services of employees, consultants, and non-employee directors of the Company and its subsidiaries, and to provide such persons with a proprietary interest in the Company through the granting of options, RSUs, SARs and restricted stock.

Administration

The Compensation Committee of the Board administers the 2007 Equity Plan, unless otherwise determined by the Board. The Compensation Committee consists of at least two directors of the Company who are both "outside directors" under Section 162(m) of the Tax Code, and "non-employee directors" under Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee, in its sole discretion, will interpret the 2007 Equity Plan and prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the 2007 Equity Plan, including the creation of sub-plans to take advantage of favorable tax-treatment, comply with local law, or reduce administrative burdens for grants of awards in non-U.S. jurisdictions.

Eligibility

The Compensation Committee determines the employees, consultants, and non-employee directors of the Company or a subsidiary who are eligible to receive awards under the 2007 Equity Plan. As of March 28, 2009, there were approximately 3,145 employees, including eight current executive officers, 351 consultants and eight non-employee directors eligible to participate under the 2007 Equity Plan.

Authorized Shares

Subject to adjustment in the event of certain corporate events (as described below), the maximum number of shares of the Company's Common Stock authorized under the 2007 Equity Plan is currently 19,000,000, of which 11,051,905 remained available for future issuance as of March 28, 2009, all of which may be granted under the terms of the 2007 Equity Plan as incentive stock options. The Board has amended the 2007 Equity Plan, subject to stockholder approval, to authorize an additional 5,000,000 shares for issuance under the 2007 Equity Plan which would result in a total of 16,051,905 shares of Common Stock available for future grants. If any award granted under the 2007 Equity Plan expires or otherwise terminates in whole or in part for any reason, or if shares issued pursuant to an award are forfeited or otherwise reacquired by the Company because of the participant's failure to comply with the conditions of the award or for any other reason, any such shares subject to a terminated award or reacquired by the Company will again become available for issuance under the 2007 Equity Plan. Shares will not be treated as having been issued under the 2007 Equity Plan and will therefore not reduce the number of shares available for issuance to the extent an award is settled in cash. The Compensation Committee is authorized to adopt such procedures for counting shares against the maximum number of authorized shares as the Compensation Committee deems appropriate.

Types of Awards

The 2007 Equity Plan allows the Compensation Committee to grant incentive stock options, non-qualified stock options, RSUs, restricted stock and SARs. Subject to the limits set forth in the 2007 Equity Plan, the Compensation Committee has the discretionary authority to determine the amount and terms of awards granted under the 2007 Equity Plan.

Automatic Non-employee Director Awards

The 2007 Equity Plan provides for the periodic automatic grant of equity awards to non-employee directors. On the first trading day of January of each year, each non-employee director is granted automatically an award consisting of a number of RSUs determined by dividing $140,000 by the closing price of the Company's Common Stock on that date. A non-employee director joining the Board after the January grant date will receive a pro rated RSU award on or about the tenth day of the month following the director's initial appointment or election to the Board. Each non-employee director's RSU award will vest in full on the first anniversary of the grant date.

Limitations on Awards

Awards under the 2007 Equity Plan are subject to the following limitations:

An option's exercise price cannot be less than 100% of the fair market value of the shares underlying the option on the date of option grant. A SAR's base level price cannot be less than 100% of the fair market value of the shares underlying the SAR on the date of grant of such SAR.

Section 162(m) of the Tax Code requires, among other things, that the maximum number of shares for which an award may be granted to an individual must be set forth in the plan and approved by stockholders in order for the awards to be eligible for treatment as performance-based compensation that will not be subject to the $1,000,000 limitation on tax deductibility for compensation paid to each specified senior executive. Accordingly, the 2007 Equity Plan limits awards granted to an individual participant in any calendar year. The aggregate awards granted under the 2007 Equity Plan to any participant during any calendar year may not exceed (i) 4,000,000 shares of the Company's Common Stock subject to stock options or SARs and (ii) 2,000,000 shares of the Company's Common Stock subject to awards other than stock options and SARs. In addition, no participant may receive during any calendar year an award under the 2007 Equity Plan settled in cash exceeding $6,000,000 in the aggregate.

Without stockholder approval, the Company cannot reprice options or SARs, whether by directly lowering the exercise price, through cancellation of the option or SAR in exchange for a new option or SAR having a lower exercise price, or by the replacement of the option or SAR with a full value award (i.e., an award of restricted stock or RSUs).

Section 162(m) of the Tax Code

The Compensation Committee has the sole discretion to condition awards granted to those employees subject to Section 162(m) of the Tax Code on the attainment of performance goals. The Compensation Committee will establish the performance goals in writing. Such performance goals may be based on one or more of the following criteria in either absolute or relative terms, for the Company or any subsidiary: (i) increased revenue; (ii) net income measures (including, but not limited to, income after capital costs and income before or after taxes); (iii) stock price measures (including, but not limited to, growth measures and total stockholder return); (iv) market segment share; (v) earnings per share (actual or targeted growth); (vi) cash flow measures (including, but not limited to, net cash flow and net cash flow before financing activities); (vii) return measures (including, but not limited to, return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity); (viii) operating measures (including operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes and production efficiency); and (ix) expense measures (including, but not limited to, overhead cost and general and administrative expense).

Transferability

Awards granted under the 2007 Equity Plan may not be transferred other than by will or the laws of descent and distribution, and may be exercised during the lifetime of a participant only by the participant or the participant's legally authorized representative. However, the Compensation Committee, in its sole discretion, may allow for the transfer or assignment of a participant's award pursuant to a divorce decree or domestic relations order, but only if such participant is a U.S. resident.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split, stock dividend, recapitalization or any other increase or decrease in the Company's shares effected without receipt of consideration by the Company, equitable adjustments shall be made to the number of shares of Common Stock available for grant under the 2007 Equity Plan, the exercise price of options, the SAR base level price, and the number of shares underlying outstanding awards.

Merger or Change of Control

In the event of a merger, consolidation, or share exchange pursuant to which the Company is not the surviving or resulting corporation: (i) the shares or equivalent cash or property of the surviving or resulting corporation shall be substituted for any unexercised portions of outstanding awards under the 2007 Equity Plan; or (ii) all awards may be canceled by the Company immediately prior to the effective date of such event and each stockholder may be permitted to purchase all or any portion of the shares of Common Stock underlying his or her vested and unvested award(s) within 30 days before such effective date. In the event of a change in control of the Company, the Compensation Committee may provide that the vesting and exercisability of all or any portion of the outstanding awards will be accelerated and exercisable in full and all restriction periods, if any, shall expire.

Amendment or Termination

The Board may at any time and for any reason amend, alter, revise, suspend or terminate the 2007 Equity Plan. Unless sooner terminated by the Board, the 2007 Equity Plan shall terminate on December 31, 2013. However, without stockholder approval, the Compensation Committee may not amend the 2007 Equity Plan in any manner that would require stockholder approval under applicable law.

Federal Tax Information

The following summary of the effect of United States federal income taxation upon the participant with respect to the 2007 Equity Plan does not purport to be complete and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

Incentive Stock Options

An individual residing in the U.S. who is granted an incentive stock option is not taxed on the date of grant or vesting of such option. If the shares underlying the option are held for at least two years from the date of grant, and at least one year from the date of option exercise (the "holding periods"), then upon the sale of the shares, the individual will generally recognize a long-term capital gain or loss on the difference between the exercise price of the option and the fair market value of the Common Stock underlying the option on the date of sale. If either of the holding periods is not satisfied, the individual will generally recognize as ordinary income on the date of the disqualifying disposition of the shares an amount equal to the difference between the option's exercise price and the fair market value of the Common Stock underlying the option determined as of the date of exercise (not to exceed the gain realized upon the disposition if the disposition is a transaction with respect to which a loss, if sustained, would be recognized). Any further gain or loss upon the disqualifying disposition of the shares constitutes a capital gain or loss.

In general, the difference between the option exercise price and the fair market value of the shares on the date of exercise of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

Non-Qualified Stock Options

An individual who is granted a non-qualified stock option is not taxed on the date of grant or vesting of such option. Rather, the individual will generally recognize as ordinary income on the date of option exercise an amount equal to the difference between the option's exercise price and the fair market value of the stock underlying the option on the date of option exercise. Any further gain or loss upon the subsequent sale or disposition of the shares underlying the option constitutes a capital gain or loss.

Stock Appreciation Rights

An individual who is granted a SAR will recognize ordinary income on the date the SAR is exercised in an amount equal to the difference between the SAR's exercise price and the fair market value of the shares underlying the SAR on the date of exercise.

Restricted Stock

Unless an individual makes a timely election under Section 83(b) of the Tax Code (as described below), an individual will recognize ordinary income in an amount equal to the excess of the fair market value of the restricted stock on the date of vesting of the shares over the purchase price, if any, paid for the shares. Any further gain or loss from the subsequent sale of such restricted stock constitutes capital gain or loss. If the individual makes a timely election under Section 83(b), the individual is taxed, at ordinary income rates, on the excess of the fair market value of the restricted stock on the date of grant over the purchase price, if any, paid for the shares, and any further gain or loss on the subsequent sale of the stock constitutes a capital gain or loss.

Restricted Stock Units

An individual generally will recognize no income upon the receipt of an award of RSUs. Upon the settlement of RSUs, the participant normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any substantially vested shares received. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under "Restricted Stock." Any further gain or loss on a subsequent sale of any shares received will be taxed as capital gain or loss.

In general, the Company is entitled to a deduction in an amount equal to the ordinary income recognized by the individual.

Plan Benefits

The number, amount and type of awards to be granted in the future to eligible persons under the 2007 Equity Plan cannot be determined at this time. With the exception of the RSUs to be automatically granted to non-employee directors, awards under the 2007 Equity Plan will be granted at the discretion of the Compensation Committee or the Board of Directors, and accordingly cannot be determined at this time. See the above section "Automatic Non-employee Director Awards" for a discussion of the automatic RSU grants to our non-employee directors under the 2007 Equity Plan.

The table below sets forth the grants of RSUs that will be granted under the "Automatic Non-employee Director Awards" component of the 2007 Equity Plan during the fiscal year ending April 3, 2010 to certain individuals and groups. This table is furnished pursuant to the rules of the SEC. Only non-employee directors are eligible to receive automatic non-employee director awards.

Name and Position	Dollar Value ($)	Number of Units
Moshe N. Gavrielov President and CEO	—	—
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	—	—
Victor Peng Senior Vice President, Programmable Platforms Development	—	—
Vincent F. Ratford Senior Vice President, Worldwide Marketing	—	—
Frank A. Tornaghi Senior Vice President, Worldwide Sales	—	—
Iain M. Morris (Former) Executive Vice President and General Manager	—	—
Boon C. Ooi (Former) Senior Vice President, Worldwide Operations and Business Process Reengineering	—	—
All current executive officers, as a group	—	—
All Directors who are not executive officers, as a group	$980,000	(1)
All employees who are not executive officers, as a group	—	—

(1) On January 4, 2010, the first trading day of the calendar year, each non-employee Director will automatically be granted the number of RSUs, determined by dividing $140,000 by the closing price of the Company's Common Stock on that date.

Options Granted to Certain Persons

The aggregate numbers of shares of Common Stock subject to options granted to certain persons under the 2007 Equity Plan since its inception are reflected in the table below. Since its inception, no options have been granted under the 2007 Equity Plan to any other nominee for election as a director, or any associate of any such director, nominee or executive officer, and no other person has been granted 5% or more of the total amount of options granted under the 2007 Equity Plan.

Name and Position	Amount of Options
Moshe N. Gavrielov President and CEO	750,000
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	116,250
Victor Peng Senior Vice President, Programmable Platforms Development	170,000
Vincent F. Ratford Senior Vice President, Worldwide Marketing	120,000
Frank A. Tornaghi Senior Vice President, Worldwide Sales	111,000
Iain M. Morris (Former) Executive Vice President and General Manager	—
Boon C. Ooi (Former) Senior Vice President, Worldwide Operations and Business Process Reengineering	131,250
All current executive officers, as a group	1,564,050
All Directors who are not executive officers, as a group	126,000
All employees who are not executive officers, as a group	3,623,439

Required Vote

Affirmative votes constituting a majority of the shares present or represented by proxy and entitled to vote on this proposal will be required to approve this proposal. Abstentions will have the same effect as a negative vote, while broker non-votes will have no effect on the outcome of this vote.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S 2007 EQUITY PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK TO BE RESERVED FOR ISSUANCE THEREUNDER BY 5,000,000 SHARES.

Equity Compensation Plan Information

The table below sets forth certain information as of fiscal year ended March 28, 2009 about the Company's common stock that may be issued upon the exercise of options, RSUs, warrants and rights under all of our existing equity compensation plans including the ESPP:

	A	B	C
Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)**
Equity Compensation Plans Approved by Security Holders			
1997 Stock Plan	36,533,000	$33.53	— (1)
2007 Equity Plan	7,427,000 (2)	$24.12 (3)	11,052,000 (4)
Employee Stock Purchase Plan	N/A	N/A	7,636,000
Total-Approved Plans	43,960,000	$32.51	18,688,000
Equity Compensation Plans NOT Approved by Security Holders (5)			
Supplemental Stock Option Plan (6)	14,000	$33.81	—
Total-All Plans	43,974,000	$32.51	18,688,000

(1) The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled.

(2) Includes approximately 3,000,000 shares issuable upon vesting of RSUs that the Company granted under the 2007 Equity Plan.

(3) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(4) On July 26, 2006, the stockholders approved the adoption of the 2007 Equity Plan and authorized 10,000,000 shares to be reserved for issuance thereunder. The 2007 Equity Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan. On August 9, 2007 and August 14, 2008, our stockholders authorized the reserve of an additional 5,000,000 shares and 4,000,000 shares, respectively. All of the shares reserved for issuance under the 2007 Equity Plan may be granted as stock options, stock appreciation rights, restricted stock or RSUs.

(5) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807,000 option shares were assumed by the Company. Of this amount, a total of 17,000 option shares, with an average weighted exercise price of $18.71, remained outstanding as of March 28, 2009. These option shares are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(6) Under the Supplemental Stock Option Plan, options were granted to employees and consultants of the Company, however neither officers nor members of our Board were eligible for grants under the Supplemental Stock Option Plan. Only non-qualified stock options were granted under the Supplemental Stock Option Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment) and such options generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option granted under the Supplemental Stock Option Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale.

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF EXTERNAL AUDITORS

The Audit Committee has selected Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of Xilinx for the fiscal year ending April 3, 2010 and recommends that stockholders vote for ratification of such appointment. Although we are not required to submit to a vote of the stockholders the ratification of the appointment of Ernst & Young LLP, the Company, the Board and the Audit Committee, as a matter of good corporate governance, have determined to ask the stockholders to ratify the appointment. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will take the vote under advisement in evaluating whether to retain Ernst & Young LLP.

Representatives of Ernst & Young LLP attend meetings of the Audit Committee of the Board including executive sessions of the Audit Committee at which no members of Xilinx management are present. Ernst & Young LLP has audited the Company's financial statements for each fiscal year since the fiscal year ended March 31, 1984. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. In addition, they will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Fees Paid to Ernst & Young LLP

The following table shows the fees billed or to be billed for audit and other services provided by Ernst & Young LLP for fiscal years 2009 and 2008.

	2009	2008
Audit Fees	$ 2,467,400	$ 2,449,900
Audit-Related Fees	14,200	103,900
Tax Fees	144,900	213,000
All Other Fees	—	—
Total	$ 2,626,500	$ 2,766,800

Audit Fees

This category includes fees for the audit of the Company's annual financial statements and for the review of the Company's interim financial statements on Form 10-Q. This category also includes advice on any audit and accounting matters that arose during the annual audit, the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

Audit-Related Fees

This category consists of assurance and related services that are reasonably related to the performance of the annual audit or interim financial statement review and are not reported under "Audit Fees." In fiscal 2009, audit related services consisted of audit services performed in connection with the restructuring, fair value accounting and convertible debt accounting. In fiscal 2008, audit-related services consisted of audit services performed in connection with foreign subsidiary benefit plans and foreign subsidiary compliance matters.

Tax Fees

This category consists of fees for tax compliance, tax advice and tax planning services, including preparation of tax returns and assistance and representation in connection with tax audits and appeals.

Audit Committee's Pre-approval Policy and Procedures

During fiscal year 2004, the Audit Committee adopted policies and procedures for approval of financial audit (and audit related), non-financial audit and tax consulting work performed by Ernst & Young LLP. Pursuant to its charter and those policies, the policy of the Audit Committee is that any and all services to be provided to the Company by Ernst & Young LLP are subject to pre-approval by the Audit Committee. The Audit Committee pre-approves statutory and annual audit fees, quarterly reviews and tax compliance fees at the beginning of the fiscal year. In its review of non-financial audit and tax consulting services, the Audit Committee considers whether the provision of such services are consistent with SEC guidance, and whether the service facilitates the performance of the financial audit, improves the Company's financial reporting process, and is otherwise in the Company's best interests and compatible with maintaining Ernst & Young LLP's independence.

The Audit Committee did not waive its pre-approval policies and procedures during the fiscal year ended March 28, 2009.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the shares present and entitled to vote either in person or by proxy. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum. Abstentions will be counted as "against" votes with respect to the proposal, but broker non-votes will have no effect on the outcome of the proposal.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S EXTERNAL AUDITORS FOR FISCAL YEAR 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Common Stock of the Company as of May 15, 2009, except as noted below, by (i) each stockholder known to the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's Directors, (iii) each of the named executive officers identified in the section entitled "Executive Compensation" and (iv) all current Directors and executive officers as a group. The Company believes that each of the beneficial owners of the Common Stock listed below, based on information furnished by such beneficial owners, has sole voting power and sole investment power with respect to such shares, except as otherwise set forth in the footnotes below and subject to applicable community property laws.

Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Greater than 5% Stockholders		
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	38,112,024 (2)	13.8
Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	32,159,200 (3)	11.7
The Growth Fund of America, Inc. 333 South Hope Street Los Angeles, CA 90071	17,400,000 (4)	6.3
Directors		
Philip T. Gianos	161,494 (5)	*
Moshe N. Gavrielov	283,393 (6)	*
John L. Doyle	99,802 (7)	*
Jerald G. Fishman	119,795 (8)	*
William G. Howard, Jr.	128,795 (9)	*
J. Michael Patterson	54,275(10)	*
Willem P. Roelandts	1,853,325(11)	*
Marshall C. Turner	32,050(12)	*
Elizabeth W. Vanderslice	110,023(13)	*
Named Executive Officers		
Jon A. Olson	323,995(14)	*
Victor Peng	52,795(15)	*
Vincent F. Ratford	86,633(16)	*
Frank A. Tornaghi	46,050(17)	*
Iain M. Morris	—	*
Boon C. Ooi	37,585(18)	*
All current Directors and executive officers as a group (16 persons)	3,713,784(19)	1.3

* Less than 1%

(1) The beneficial ownership percentage of each stockholder is calculated on the basis of 275,531,109 shares of common stock outstanding as of May 15, 2009. Any additional shares of common stock that a stockholder has the right to acquire within 60 days after May 15, 2009 are deemed to be outstanding and beneficially owned for the purpose of calculating that stockholder's percentage beneficial ownership. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Xilinx, Inc., 2100 Logic Drive, San Jose, California 95124.

(2) Based on information contained in a Schedule 13G/A, reflecting stock ownership information as of December 31, 2008, which was filed by this stockholder pursuant to Section 13 of the Exchange Act ("Section 13"), on February 12, 2009 reporting beneficial ownership of 38,112,024 shares of Common stock consisting of 11,393,072 shares as to which it has sole voting power and 37,989,824 shares as to which it has sole dispositive power. According to the stockholder, these securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates disclaims beneficial ownership of such securities.

(3) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2008, which was filed by this stockholder pursuant to Section 13, on February 17, 2009 reporting beneficial ownership of 32,159,200 shares of Common stock consisting of 10,609,200 shares as to which it has sole voting power and 32,159,200 shares as to which it has sole dispositive power. According to such filing, the stockholder disclaims beneficial ownership of the shares pursuant to Rule 13d-4 of the Exchange Act.

(4) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2008, which was filed by this stockholder pursuant to Section 13, on February 12, 2009 reporting beneficial ownership of 17,400,000 shares of Common Stock consisting of 17,400,000 shares as to which it has sole voting power and no shares as to which it has dispositive power (sole or shared).

(5) Consists of 64,652 shares held directly, 96,802 shares issuable upon exercise of options and includes 40 shares held by Mr. Gianos's son.

(6) Consists of 2,143 shares held directly and 281,250 shares issuable upon exercise of options.

(7) Consists of 3,000 shares held directly by the Doyle Family Trust and 96,802 shares issuable upon exercise of options.

(8) No shares are held directly. Consists of 119,795 shares issuable upon exercise of options.

(9) Consists of 32,000 shares held directly and 96,795 shares issuable upon exercise of options.

(10) Consists of 4,400 shares held directly by trust and 49,875 shares issuable upon exercise of options.

(11) Consists of 89,705 shares held directly and 1,763,620 shares issuable upon exercise of options.

(12) Consists of 4,300 shares held directly, 27,000 shares issuable upon exercise of options and includes 750 shares held by Mr. Turner's spouse.

(13) Consists of 228 shares held directly in joint tenancy and 109,795 shares issuable upon exercise of options.

(14) Consists of 15,369 shares held directly by trust, 303,126 shares issuable upon exercise of options and a maximum of 5,500 shares issuable upon settlement of RSUs.

(15) Consists of 3,212 shares held directly and 49,583 shares issuable upon exercise of options.

(16) Consists of 1,070 shares held directly and 85,563 shares issuable upon exercise of options.

(17) Consists of 9,862 shares held directly and 36,188 shares issuable upon exercise of options.

(18) Consists of 7,272 shares held directly and 30,313 shares issuable upon exercise of options.

(19) Includes an aggregate of 3,471,808 shares issuable upon exercise of options or settlement of RSUs.

DIRECTOR INDEPENDENCE, BOARD MEETINGS AND COMMITTEES

The following table reflects the current composition of the Company's standing Audit Committee, Compensation Committee, Nominating and Governance Committee, and Committee of Independent Directors.

	Audit Committee	Compensation Committee	Nominating and Governance Committee	Committee of Independent Directors
Non-Employee Directors:				
Philip T. Gianos (Chairman)		Chair		X
John L. Doyle	Chair			X
Jerald G. Fishman			X	X
William G. Howard, Jr.			X	X
J. Michael Patterson	X	X		X
Willem P. Roelandts				
Marshall C. Turner	X			X
Elizabeth W. Vanderslice		X	Chair	X
Employee Director:				
Moshe N. Gavrielov				

Director Independence

The NASDAQ listing standards require that a majority of the members of a listed company's board of directors must qualify as "independent" as affirmatively determined by its board of directors. Our Board annually reviews information relating to the members of our Board to ensure that a majority of our Board is independent under the NASDAQ Marketplace Rules and the rules of the SEC. After review of all relevant transactions and relationships between each Director, his or her family members and entities affiliated with each Director and Xilinx, our senior management and our independent registered public accounting firm, our Board has determined that seven of our eight nominees for Director are independent directors as defined in the NASDAQ Marketplace Rules and in Rule 10A-3 of the Exchange Act. Mr. Gavrielov, our President and CEO, is not an independent director within the meaning of the NASDAQ Marketplace Rules or the rules of the SEC because he is a current employee of Xilinx.

In making a determination of the independence of the nominees for Director, the Board reviewed relationships and transactions occurring since the beginning of fiscal 2007 between each Director, his or her family members and entities affiliated with each Director and Xilinx, our senior management and our independent registered public accounting firm. In making its determination, the Board applied the standards for independence set forth by NASDAQ and the SEC. In each case, the Board determined that, because of the nature of the relationship or the amount involved in the transaction, the relationship did not impair the Director's independence. The transactions listed below were considered by the Board in its independence determinations.

Mr. Fishman is employed as an executive officer and is a director of a company with which Xilinx does business. Xilinx transactions with this company occur in the normal course of business and the amount that Xilinx paid in each fiscal year to this company for goods and services represented less than 1% of such company's annual revenue, and the amount received by Xilinx in each fiscal year for goods and services from such company represented less than 1% of Xilinx's annual revenue.

Each of Messrs. Doyle, Fishman, Gianos and Turner and Dr. Howard is, or was during the previous three fiscal years, a non-management director of one or more other companies that has done business with Xilinx. All of the transactions with these companies occurred in the normal course of business in the purchase or supply of goods or services. In addition, Mr. Gianos serves as a non-management director of a private company in which Xilinx has made certain investments. Such investments were made by Xilinx in the ordinary course of its business pursuant to Xilinx investment policies.

Meetings

The Company's Board held a total of six meetings during the fiscal year ended March 28, 2009. All Directors are expected to attend each meeting of the Board and the committees on which he or she serves, and are also expected to attend the Annual Meeting. All Directors attended the 2008 annual meeting of stockholders. No Director attended fewer than 75% of the aggregate of all meetings of the Board or its Committees on which such Director served during the fiscal year. The Board holds four pre-scheduled meetings per fiscal year.

Committees

The Board has a standing Audit Committee, Compensation Committee, Nominating and Governance Committee and Committee of Independent Directors (the "Committees"). The Board has determined that each Director currently serving on these Committees and who served on the Committees in fiscal 2009 is "independent" in accordance with the NASDAQ Marketplace Rules and Rule 10A-3 of the Exchange Act. The Board and its Committees have authority to engage independent advisors and consultants and have used such services. Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, is subject to charters approved by the Board, which are posted on the investor relations page of the Company's website at www.investor.xilinx.com under "Corporate Governance."

Audit Committee

The members of the Audit Committee during fiscal 2009 were John L. Doyle, J. Michael Patterson and Marshall C. Turner. During fiscal 2009, the Audit Committee held six meetings. The Audit Committee assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. The Board has determined that each Audit Committee member meets the independence and financial knowledge requirements under the SEC rules and the corporate governance listing standards of NASDAQ. The Audit Committee operates in accordance with a written charter adopted by the Board, which complies with NASDAQ and SEC listing standards.

The Board has further determined that each member of the Audit Committee qualifies as an "audit committee financial expert" as defined by SEC rules. Stockholders should understand that this designation is a disclosure requirement of the SEC related to the Audit Committee members' individual experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon any of the Audit Committee members any duties, obligations or liabilities that are greater than those generally imposed on each of them as members of the Board nor alter the duties, obligations or liability of any other member of the Board.

Compensation Committee

The Compensation Committee, which consists of Philip T. Gianos, J. Michael Patterson and Elizabeth W. Vanderslice, met 14 times during fiscal 2009. The Compensation Committee has responsibility for establishing the compensation policies of the Company. The Committee determines the compensation of the Company's Board and executive officers (other than the CEO) and has exclusive authority to grant options to such executive officers under the 2007 Equity Plan. The Compensation Committee evaluates the CEO's performance and makes recommendations to the Board for final determination of CEO compensation, including base salary, incentive pay and equity. The CEO is not present during the Committee's or Board's deliberations and voting on CEO compensation, but may be present during voting and deliberations related to compensation of other executive officers. For further information about the processes and procedures for the consideration and determination of executive compensation, please refer to the section of this proxy statement entitled "Executive Compensation– Compensation Discussion and Analysis."

The Board has further determined that each member of the Compensation Committee is an "outside director" as that term is defined in Section 162(m) of the Tax Code and a "Disinterested Person" and a "Non-Employee Director" as those terms are used by the SEC.

Nominating and Governance Committee

The Nominating and Governance Committee, which consists of Elizabeth W. Vanderslice, Jerald G. Fishman and William G. Howard, Jr., met four times during fiscal 2009. The Nominating and Governance Committee has responsibility for identifying individuals to serve as members of the Board, and to establish policies affecting corporate governance. The Nominating and Governance Committee, among other things, makes suggestions regarding the size and composition of the Company's Board and recommends nominees for election as directors. The Board believes in bringing a diversity of cultural backgrounds and viewpoints to the Board and desires that its Directors and nominees possess critical skills in the areas of semiconductor design and marketing, manufacturing, systems, software and finance. These factors, and any other qualifications considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. As a result, the priorities and emphasis of the Nominating and Governance Committee may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective Board members. Therefore, while focused on the achievement and the ability of potential candidates to make a positive contribution with respect to such factors, the Nominating and Governance Committee has not established any specific minimum criteria or qualifications that a director or nominee must possess. The Board remains apprised of qualified individuals who may be considered as Board candidates in the future.

As necessary and as part of its annual evaluation of current Board members, the Nominating and Governance Committee considers the skills and viewpoints previously mentioned as desirable director qualifications, any job changes, the amount of time each Director spends on Xilinx matters and to what extent, if any, other commitments the Directors may have outside of Xilinx impact the Director's service to Xilinx. In connection with its evaluation of Board composition, the Nominating and Governance Committee also considers rotating Directors' positions on the Board Committees.

Consideration of new Board nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. In fiscal 2009, the Company did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating Board nominee candidates. The Nominating and Governance Committee will consider candidates proposed by stockholders using the same process it uses for a candidate recommended by a member of the Board, an employee, or a search firm, should one be engaged. A stockholder seeking to recommend a prospective nominee for the Nominating and Governance Committee's consideration should submit the candidate's name and qualifications by mail addressed to the Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by email to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137.

Committee of Independent Directors

All independent Directors are members of the Committee of Independent Directors. This Committee met seven times during fiscal 2009. The Committee's principal focus is succession planning but it also addresses other topics as deemed necessary and appropriate. The Committee of Independent Directors typically meets outside the presence of management.

BOARD OF DIRECTORS — PRINCIPLES OF CORPORATE GOVERNANCE

Overview

The Company and the Board, through its Nominating and Governance Committee, regularly review and evaluate the Company's corporate governance principles and practices. On February 11, 2009 and on May 13, 2009, the Nominating and Governance Committee and the Board of Directors, respectively, discussed the Company's Significant Corporate Governance Principles. The Significant Corporate Governance Principles, the charters for each of the Board's Committees, and each of the Company's Code of Conduct and the Directors' Code of Ethics are posted on the investor relations page of the Company's website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request addressed to the Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124 or by email at corporate.secretary@xilinx.com.

Board Composition and Governance

The Board believes there should be a substantial majority of independent Directors on the Board. The Board also believes that it is useful and appropriate to have members of management as Directors, including the CEO. Independent Directors are given an opportunity to meet outside the presence of members of management, and hold such meetings regularly.

All Directors are elected annually at the annual stockholder meeting. In response to a successful stockholder proposal for election of directors by majority vote standard, on May 3, 2006, the Board amended the Company's Bylaws to provide for the election of Directors in an uncontested election by the majority of votes cast regarding each nominee. In contested elections, Directors will be elected by the plurality standard whereby those Directors with the highest number of votes cast are elected. Any existing Director that receives more "against" votes than "for" votes will tender his or her resignation to the Board. The Board will announce its decision with regard to the resignation within 120 days following the certification of election results.

The Board conducts an annual evaluation of its performance. The process varies from year-to-year, including self-evaluations and/or one-on-one meetings with each Board member and the chairperson of the Nominating and Governance Committee or the Lead Independent Director. Results of the evaluation are formally presented to the Board. The Board has made changes in Board procedures based on feedback from the process.

Lead Independent Director

It is the written policy of the Board that if the Chairman is not "independent" in accordance with NASDAQ Marketplace Rules and the Exchange Act, the Board will designate an independent Director to serve as Lead Independent Director, who is responsible for coordinating the activities of the independent Directors, as well as other duties, including chairing the meetings of the Committee of Independent Directors. The Board's Nominating and Governance Committee reviews the position of Lead Independent Director and identifies the Director who serves as Lead Independent Director. During fiscal 2009, Jerald G. Fishman served as the Lead Independent Director until the election of Philip T. Gianos, an independent Director, as Chairman of the Board.

Board Service Limits and Terms

The Board has set a limitation on the number of public boards on which a Director may serve to three for any CEO and four for all other Directors. This limitation is inclusive of service on the Xilinx Board.

The Board believes that term limits on Directors' service and a mandatory retirement age do not serve the best interests of the Company. While such policies could help ensure that fresh ideas and new viewpoints are addressed by the Board, such limits have the disadvantage of losing the contribution of Directors who over time have developed increased insight and knowledge into the Company's operations and who remain active and contributing members of the Board. The Board evaluation process plays a significant role in determining our Nominating and Governance Committee's recommendation regarding Board tenure.

Change of Principal Occupation or Association

When a Director's principal occupation or business association changes substantially during his or her tenure as Director, that Director shall tender his or her resignation for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

Director Education

The Company offers internal and external course selections for new-Director orientation as well as continuing education. On a rotating basis, Directors will attend director education programs, including courses accredited by RiskMetrics Group, and report back to the entire Board on key learnings.

Stock Ownership Requirements

Directors

On May 14, 2008, the Board established new minimum stock ownership guidelines for Directors. Under these new guidelines, Directors are required to own Company stock having a value equal to at least five times their annual cash retainer. At the time these ownership guidelines were adopted, the annual cash retainer for Directors was $60,000, and therefore Directors are required to own Company stock with a value of at least $300,000. Based on $18.92, the closing price of the Company's Common Stock on May 15, 2009, $300,000 would purchase 15,856 shares of our Common Stock. Previously, the stock ownership requirement for Directors was 4,000 shares.

Directors are required to retain half of the shares of Company stock derived from awards of RSUs until this ownership requirement is met. Half of the RSUs that are vested but are not settled pursuant to a pre-arranged deferral program will count toward the ownership requirement.

Executive Officers

The Board has established the following minimum stock ownership guidelines for the CEO and other executive officers:

- 50,000 shares for the CEO; and
- 15,000 shares for all other executive officers.

Individuals have five years to meet the ownership requirements. For executive officers serving in such capacity at the time the ownership requirements were adopted, the ownership requirements must be attained by June 1, 2011. All other executive officers must meet the requirements within five years of their initial grant date.

Succession Planning

The Board plans for succession to the position of the Chairman of the Board, the position of CEO, and other senior management positions. The Nominating and Governance Committee keeps the Board apprised of external and internal candidates. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and of their potential to succeed him. He also provides the Board with an assessment of considered potential successors to certain senior management positions.

Internal Audit

The Company's Internal Audit function reports to the Audit Committee of the Board and administratively to the Company's Chief Financial Officer ("CFO").

Anonymous Reporting and Whistleblower Protection

The Company's Code of Conduct includes protections for employees who report violations of the Code of Conduct, other policies, laws, rules and regulations. The Company has implemented an Internet-based anonymous reporting process for employees to report violations they do not otherwise bring directly to management. The site can be accessed from the Company's intranet as well as from any Internet connection around the world.

Codes of Conduct and Ethics

In February 2009, the Board of Directors adopted an Amended and Restated Code of Conduct (the "Code of Conduct") applicable to the Company's Directors and employees, including the Company's CEO, CFO and its principal accounting personnel. The Code of Conduct includes protections for employees who report violations of the Code of Conduct and other improprieties and includes an anonymous reporting process to provide employees with an additional channel to report any perceived violations. Independent Directors receive complaints and reports of violations regarding accounting, internal accounting controls, auditing, legal and other matters reported through the anonymous reporting process, if any. The Chief Compliance Officer provides a quarterly report to the Audit Committee of incident reports identified through the anonymous reporting process and otherwise as necessary. The Code of Conduct is available on the investor relations page of our website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request directed to Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124.

The Audit Committee has approved the adoption of the Financial Executives International Code of Financial Ethics by the Company's finance managers which supplements the employee Code of Conduct.

The Board has adopted a separate Code of Ethics pertaining particularly to the Board which covers topics including insider trading, conflicts of interests, financial reporting and compliance with other laws.

A waiver of any violation of the Code of Conduct by an executive officer or Director and a waiver of any violation of the Directors' Code of Ethics may only be made by the Board. The Company will post any such waivers on its website under the Corporate Governance page of www.investor.xilinx.com. No waivers were requested or granted in the past year.

Stockholder Value

The Board is cognizant of the interests of the stockholders and accordingly has adopted the following provisions:

- All employee stock plans will be submitted to the stockholders for approval prior to adoption;
- The 2007 Equity Plan includes a provision that prohibits repricing of options including by canceling and issuing new options without prior approval of stockholders; and
- The Company is committed to keeping dilution under its stock plans for employees under 3%.

Stockholder Communications to the Board

Stockholders may initiate any communication with the Company's Board in writing and send them addressed in care of the Company's Corporate Secretary, at Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by e-mail to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137. The name of any specific intended recipient, group or committee should be noted in the communication. The Board has instructed the Corporate Secretary to forward such correspondence only to the intended recipients; however, the Board has also instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in his discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, and as necessary for follow up at the Board's direction, correspondence may be forwarded elsewhere in the Company for review and possible response. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner.

COMPENSATION OF DIRECTORS

Non-Employee Directors

Cash Compensation

In fiscal 2009, the Company paid each of its non-employee Directors serving on its Board $60,000 per year for service as a Director, with the exception of the Chairman of the Board. The Chairman of the Board is entitled to an annual cash retainer equal to twice the amount paid to the other non-employee Directors, or $120,000. Chairpersons of the Compensation and Nominating and Governance Committees received an additional $10,000 per year and the Chairperson of the Audit Committee received an additional $15,000 per year. Other than the chairpersons, members of the Compensation and Nominating and Governance Committees received an additional $3,000 per year and the members of the Audit Committee received an additional $5,000 per year. The Lead Independent Director also received an additional $10,000 per year. All payments were made on a quarterly basis.

In light of current market and economic conditions, subsequent to the fiscal year end, the Board of Directors approved a 20% reduction in their total cash compensation effective May 1, 2009. This reduction does not affect the stock ownership requirement for Directors described below.

Equity Compensation

On May 14, 2008, the Board adopted a new equity compensation program for its Directors. This new program provides that each eligible non-employee director is automatically granted $140,000 worth of RSUs on the first trading day of January of each year. The RSUs vest over a one year period from the date of grant. Accordingly, on January 2, 2009, on which date the fair market value of our Common Stock was $18.36, each non-employee Director received a grant of 7,625 RSUs.

Under the Company's stock ownership guidelines for Directors, Directors are required to own Company stock having a value equal to at least $300,000, which is equal to five times their annual retainer in effect at the time the new equity compensation program for Directors was adopted. Directors are required to retain half of the shares of Company stock derived from awards of RSUs until their ownership requirements are met. For more information about stock ownership guidelines for Directors, please see "BOARD OF DIRECTORS – PRINCIPLES OF CORPORATE GOVERNANCE – Stock Ownership Requirements."

Succession Agreement

Mr. Roelandts retired from the positions of President and CEO on January 7, 2008 (the "Succession Date"). In connection with his retirement, the Company entered into a succession agreement with Mr. Roelandts (the "Succession Agreement") which provides that certain payments would be made to him in connection with his provision of transition and other services to the Company. Pursuant to the terms of this agreement, Mr. Roelandts received a bonus payment of $2,000,000 on January 7, 2009, the one year anniversary of the Succession Date.

Employee Directors

Directors who are actively employed as executives by the Company receive no additional compensation for their service as Directors. Mr. Gavrielov is currently the only employee Director of the Company.

Deferred Compensation

We also maintain a nonqualified deferred compensation plan which allows each Director as well as eligible employees to voluntarily defer receipt of a portion or all of his or her cash compensation until the date or dates elected by the participant, thereby allowing the participating Director or employee to defer taxation on such amounts. For a discussion of this plan, see "EXECUTIVE COMPENSATION-- Deferred Compensation Plan."

Director Compensation for Fiscal 2009

The following table provides information on director compensation in fiscal 2009.

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	Option Awards (3) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Philip T. Gianos	70,000	27,846	77,130	—	—	—	174,976
John L. Doyle	75,000	27,846	77,130	—	—	—	179,976
Jerald G. Fishman	73,000	27,846	77,130	—	—	—	177,976
William G. Howard, Jr.	63,000	27,846	77,130	—	— (4)	—	167,976
J. Michael Patterson	68,000	27,846	83,625	—	—	—	179,471
Willem P. Roelandts	111,834	27,846	606,249	—	—	2,000,000 (5)	2,745,929
Marshall C. Turner	65,000	27,846	103,404	—	— (4)	—	196,250
Elizabeth W. Vanderslice	73,000	27,846	77,130	—	— (4)	—	177,976

(1) Includes amounts deferred at the Director's election.

(2) Amounts shown do not reflect compensation actually received by the Director. Instead, the amounts shown are the compensation costs recognized by the Company in fiscal 2009 for stock awards as determined pursuant to Statement of Financial Accounting Standards (SFAS) 123(R), "Share-Based Payment" ("SFAS 123(R)"), discounting forfeiture assumptions. These compensation costs reflect stock awards granted in fiscal 2009. No stock awards were made to Directors prior to fiscal 2009. The assumptions used to calculate the value of stock awards are set forth under Note 6 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2009. The grant date fair value of each stock award was $128,549.

(3) Amounts shown do not reflect compensation actually received by the Director. Instead, the amounts shown are the compensation costs recognized by the Company in fiscal 2009 for all outstanding option awards as determined pursuant to SFAS 123(R), discounting forfeiture assumptions. The assumptions used to calculate the value of stock option awards are set forth under Note 6 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2009. The following aggregate number of option awards were outstanding as of March 28, 2009: Mr. Gianos, 114,052; Mr. Doyle, 114,052; Mr. Fishman, 137,045; Dr. Howard, 114,045; Mr. Patterson, 69,000; Mr. Roelandts, 2,439,020; Mr. Turner, 54,000; and Ms. Vanderslice, 127,045. All of the outstanding options currently held by Mr. Roelandts were granted to him in his capacity as an employee.

(4) Director participated in the Company's nonqualified deferred compensation plan in fiscal 2009; however the investment vehicle selected did not produce earnings in fiscal 2009. For more information about this plan see the section entitled "EXECUTIVE COMPENSATION—Deferred Compensation Plan."

(5) Reflects payment made in accordance with the Succession Agreement between the Company and Mr. Roelandts. For more information, see the section above entitled "COMPENSATION OF DIRECTORS – Non-Employee Directors – Succession Agreement."

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program and Elements of Compensation

Our compensation programs are designed to support our business goals and to promote both short-term and long-term growth. This section of the proxy statement explains our compensation programs in general, and how they operate with respect to our named executive officers in particular. This year, our "named executive officers" are the CEO, Moshe Gavrielov, the CFO, Jon Olson and each of the other three most highly compensated executive officers serving as executive officers at the end of fiscal year 2009, Victor Peng, Vincent Ratford and Frank Tornaghi. In addition, as required by SEC rules, we have included two former executive officers, Iain Morris and Boon C. Ooi, because each would have qualified as one of the three most highly compensated executive officers had he been employed with the Company at the end of the fiscal year. Mr. Morris left the Company in the first quarter of the fiscal year and Mr. Ooi left the Company in the fourth quarter of the fiscal year.

The Company uses the elements of cash and equity incentives to achieve its compensation objectives. The cash component of compensation is intended to reflect market competitiveness and performance against annual objectives and to compensate for the duties assigned to the particular executive. Equity awards are also intended to be market competitive and designed to be long-term stock incentives providing officers with a stake in the success of the business and encourage creation of stockholder value. In addition, equity awards are used to encourage and reward achievement of performance objectives. Generally, the types of compensation and benefits provided to the CEO are similar to the compensation and benefits provided to our other executive officers. The Compensation Committee strives to ensure that the total compensation paid to the named executive officers is fair, reasonable and competitive and aligned with performance-based objectives.

Role of the Compensation Committee

The Compensation Committee, in consultation with the Company's CEO, is responsible for establishing the Company's compensation and benefits philosophy and strategy. The Compensation Committee also oversees the general compensation policies of the Company and sets specific compensation levels for corporate officers, including the named executive officers. The Compensation Committee also reviews and makes recommendations to the Board regarding the compensation of the CEO. In determining compensation strategy, the Compensation Committee reviews market competitive data to ensure that the Company is able to attract and retain quality employees, including the named executive officers. The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibility and has done so, as described below, but may not delegate its authority to such advisors.

Compensation Consultant

In fiscal 2009, the Compensation Committee retained the services of Semler Brossy Consulting Group LLC to act as its compensation consultant. Semler Brossy Consulting Group LLC provided the Compensation Committee with general advice on compensation matters.

Compensation Philosophy and Objectives

The primary objectives of the Compensation Committee with respect to determining executive compensation are to attract, motivate and retain talented employees and to align executives' interests with those of stockholders, with the ultimate objective of improving stockholder value. It is the philosophy of the Compensation Committee that the best way to achieve this is to align executives' compensation with their level of performance, thereby compensating executives on a "pay for performance" basis.

To achieve these objectives, the Compensation Committee has implemented and oversees compensation plans that tie a significant portion of executives' overall compensation to our financial performance, including our revenue, share of revenue, operating profit and the trading price of our Common Stock. Overall, the total compensation opportunity is intended to create an executive compensation program which sets compensation targets at the median competitive levels of comparable companies, however compensation above such median levels can result if performance exceeds expectations. The comparable companies considered by the Compensation Committee are described more fully below.

For fiscal 2009, the Compensation Committee approved a bonus program applicable to executives, including the named executive officers, the Xilinx 2009 Executive Incentive Plan (the "Incentive Plan"), which is described in greater detail below. Compensation under the Incentive Plan varied with our financial performance during the fiscal year. Bonus payments to executives corresponded with the Company's performance during the fiscal year, as well as with their individual performance. This design was intended to accomplish the Company's goal of aligning executives' interests with those of stockholders by encouraging the executives to work diligently toward the success of the Company, and to reward, as appropriate, achievement of semi-annual and annual objectives.

In addition to the Incentive Plan, the Company further seeks to advance its objective of aligning executives' interests with the interests of stockholders through its 2007 Equity Plan. The purpose of the 2007 Equity Plan is to promote the success of our businesses by encouraging equity ownership in the Company. In particular, the 2007 Equity Plan provides officers with incentive to exert maximum effort toward the success of the Company and to participate in such success through acquisition and retention of our Common Stock. In addition, performance-based equity grants under the 2007 Equity Plan are used to reward executives for the Company's achievement of specified financial objectives.

Performance to be Rewarded and Procedural Approaches to Accomplish Compensation Objectives

The Compensation Committee believes that the executive compensation provided by the Company to its executives, including the named executive officers, should include both cash and stock-based compensation that rewards performance as measured against established goals.

Peer Group Data. To aid in its periodic examination and determination of executive compensation, the Compensation Committee retained the services of Radford Surveys + Consulting ("Radford") to provide the Radford Executive Compensation Survey to assist in setting executive compensation. In our survey of market data, we focus on companies meeting all or some of the following criteria: (i) they operate in a similar industry as the Company; (ii) they are of roughly similar size (as measured by revenues and aggregate market capitalization) as the Company; (iii) they have growth expectations similar to those of the Company; and (iv) they are companies against whom the Company competes for talent. For fiscal 2009, the peer group companies that were considered are as follows:

- Advanced Micro Devices, Inc.
- Altera Corporation
- Analog Devices, Inc.
- Atmel Corporation
- Broadcom Corporation
- Cadence Design Systems, Inc.
- Cypress Semiconductor Corporation
- Fairchild Semiconductor International, Inc.
- Freescale Semiconductor, Inc.
- KLA-Tencor Corporation
- LAM Research Corporation
- Linear Technology Corporation
- LSI Corporation
- Marvell Semiconductor
- Maxim Integrated Products, Inc.
- National Semiconductor Corporation
- Nvidia Corporation
- ON Semiconductor Corporation
- Sandisk Corporation
- Synopsys, Inc.

With the exception of the elimination of Qualcomm as a comparator company, the foregoing list of peer companies is unchanged from fiscal 2008. The Compensation Committee determined that Qualcomm was not a relevant comparator company because of its size in relation to the Company.

Data on the compensation practices of the above-mentioned peer group generally is gathered through searches of publicly available information, including publicly available databases. Peer group data is gathered with respect to base salary, bonus targets and equity awards. The Company also relies on a compensation survey prepared by Radford to assist the Company in benchmarking target salary, bonus and equity compensation levels against the same companies in the peer group identified above. The Radford survey reflects more current information than the information found through publicly available sources. In fiscal 2009, all but five of the peer group companies identified above participated in this Radford survey, but our benchmarking included the entire peer group. The Company uses the survey and publicly available information to measure compensation at the median levels, or the 50th percentile, and also reviews compensation levels above the median level, or the 75th percentile.

CEO Evaluation and Compensation Determination. The Compensation Committee annually reviews the performance of the CEO in light of the goals and objectives of the Company's executive compensation plans, and based on this review, recommends to the Board for its approval, the CEO's compensation. The review of the performance and compensation of the CEO and all other named executive officers is conducted annually during the period commencing on or about the middle of May which is called our "Focal Review Period." The Compensation Committee uses objective data from peer group companies to assist in determining the compensation of the CEO, and compares the data to competitive ranges following statistical analysis and review of subjective policies and practices, including assessment of the CEO's achievements, and a review of compensation paid to CEOs of the peer group companies. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee considers all relevant factors, including the Company's performance and relative stockholder return, the value of similar awards to CEOs of the peer group companies, the awards given to the CEO in prior years, and formal feedback from the independent directors and the CEO's direct reports. The CEO is not present at either Compensation Committee or Board level deliberations concerning his compensation. However, the CEO works with the Compensation Committee in establishing the Company's compensation and benefits philosophy and strategy for its executives and also makes specific recommendations to the Compensation Committee with respect to the individual compensation for each of the executive officers, including the named executive officers other than himself.

Mr. Gavrielov joined the Company in January 2008 and his compensation was ultimately determined through arm's length negotiations between Mr. Gavrielov and the Compensation Committee. The Compensation Committee did not make any adjustments to Mr. Gavrielov's base salary or target bonus in fiscal 2009 because his base salary and target bonus were established in January

2008, and sufficient time had not elapsed to consider adjustments. No equity awards were made to Mr. Gavrielov in fiscal 2009 because of the relative size of the grant that he received upon joining the Company.

Evaluation of Other Named Executive Officers and Compensation Determination. With respect to the other named executive officers, the Compensation Committee annually reviews, with the CEO, the executives' performance in light of the goals and objectives of the Company, and approves their compensation. The Compensation Committee also considers all relevant factors in approving the level of such compensation, including each executive officer's performance during the year, specifically an officer's accomplishments, areas of strength and areas for development. During the Focal Review Period, the CEO and members of the Company's human resources department document each named executive officer's performance during the year based on the CEO's knowledge of each named executive officer's performance, individual self-assessment and feedback provided by the named executive officer's peers and direct reports. The CEO also reviews compensation data gathered from Radford as well as from proxy statements and informal compensation surveys, and identifies trends and competitive factors to consider in adjusting executive compensation levels. The CEO then makes a recommendation to the Compensation Committee as to each element of each named executive officer's compensation.

Compensation Components

Our executive compensation is divided into the following components: base salary, incentive compensation, long-term equity incentive compensation and generally available benefits. Each element is targeted at the median level and all elements are reviewed collectively and targeted to the median level of compensation of our peer group companies.

Base Salary. The Company provides the named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. As noted above, base salaries for our executive officers, including named executive officers, are reviewed and adjusted annually. In determining the base salaries of executive officers, including the named executive officers, the Compensation Committee considers a number of criteria, including the officer's performance during the prior year, base salary during the prior year, scope of responsibility, breadth of knowledge and individual achievements. In addition, in our determination of executive officers' base salaries, we review the base salaries being paid to executive officers in comparable positions at companies of similar size and internal review of the executive's compensation, both individually and relative to other executive officers. The comparable companies used in this analysis are the same peer group companies identified in the discussion above regarding our survey of market data. Determination of base salary is not made in accordance with a strict formula which measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including review of the foregoing criteria, all of which are considered when making the determination of base salary. Generally, we believe that executive officers' base salaries should be targeted at the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies in line with our compensation philosophy.

In fiscal 2009, of the named executive officers, the base salaries of Mr. Peng, Mr. Ratford and Mr. Ooi were adjusted. At the beginning of fiscal 2009, the Company undertook a functional reorganization pursuant to which Mr. Ratford was promoted to senior vice president. In connection with his promotion and additional responsibilities, Mr. Ratford's salary was increased by 21.4%. In November 2008, Mr. Ratford assumed his current role as Senior Vice President, Worldwide Marketing and in connection with this new role Mr. Ratford's salary was increased by an additional 5.9%. The base salary of Mr. Ooi was increased by 5.3% in connection with our Focal Review based on his performance. The base salaries of the other named executive officers were not increased during the Focal Review because their salaries were determined to be competitive at the rates then in effect. In November 2008, the Company's software engineering and silicon engineering groups were combined into one organization, Programmable Platforms Development, reporting to Mr. Peng and in connection with the additional responsibilities Mr. Peng assumed as a result of these changes, Mr. Peng's salary was increased by 2.6%.

However, in light of economic and market conditions, subsequent to the fiscal year end, the fiscal 2010 base salary for Mr. Gavrielov was reduced temporarily by 20% and the fiscal 2010 base salaries for all other named executive officers were reduced temporarily by 15%. These temporary reductions will not impact the executives' target bonus amounts for fiscal 2010 because the Compensation Committee believes that it would not be in the best interests of the Company to reduce compensation incentives for executive performance.

Incentive Opportunities/Compensation. All of our executives, including the named executive officers, are eligible to participate in our cash incentive program which provides for a cash bonus calculated as a percentage of the named executive officer's annual salary. In fiscal 2009, the Compensation Committee adopted the Incentive Plan under which the CEO's bonus target was 100% of his annual salary, unchanged from fiscal 2008, and the bonus targets for all other named executive officers were 75% of their annual salary. In fiscal 2008, bonus targets for the named executive officers ranged from 60% to 70% of the named executive officers' base salary. The bonus targets for executives were increased in fiscal 2009 from fiscal 2008 levels to further tie executive compensation to company and individual performance and to better align with our peer group companies. The Incentive Plan and payouts under the Incentive Plan are described in the section below entitled "2009 Executive Incentive Plan."

Long-Term Equity Incentive Program. Equity awards are a key element of the Company's market-competitive total compensation package. Our equity compensation program is intended to align the interests of our officers with those of our stockholders by creating an incentive for our officers to maximize stockholder value. The equity compensation program is also designed to encourage our officers to remain employed with the Company despite a very competitive marketplace. The Company targets the value of its equity awards to be in the median of the peer group companies mentioned above. We provide long-term incentive compensation through the award of stock options that vest over multiple years as well as the award of RSUs and performance-based RSUs. We grant most equity awards on an annual basis in connection with the annual Focal Review and adjustment cycle. In fiscal 2009, stock options were granted under our 2007 Equity Plan to all of our named executive officers other than Mr. Gavrielov. In addition, Mr. Peng was granted RSUs as a new hire grant, in line with market practice. The size and other characteristics of these awards were approved by the Compensation Committee taking into consideration the various factors set forth above, including market-competitiveness, individual performance during the year and the need to provide long-term incentives. For further information about these equity awards, please see the table below entitled "Grant of Plan-Based Awards for Fiscal 2009."

Elected officers of the Company receive certain acceleration of vesting as follows: options outstanding under our 1988 and 1997 Stock Plans are credited with one year of vesting in the event an elected officer voluntary resigns after attaining age 55 and with at least five years of service to the Company as an elected officer. The 2007 Equity Plan does not provide for automatic acceleration of vesting. However, we have entered into contractual arrangements with certain executive officers, as provided below, to provide for acceleration under certain conditions.

Generally Available Benefit Programs. The Company maintains the ESPP, under which generally all employees are able to purchase our Common Stock through payroll deductions at a discounted price. We also maintain a tax-qualified 401(k) Plan for employees in the U.S., which provides for broad-based employee participation. In fiscal 2009, effective July 1, 2008, the Compensation Committee approved a Company matching program pursuant to which the Company will match up to 50% of the first 8% of an employee's compensation that the employee contributed to their 401(k) account. Because the program was introduced mid-year, the maximum Company match for calendar year 2008 was $2,250 per employee. For calendar year 2009 and beyond, the maximum Company contribution per year is $4,500 per employee. Prior to July 1, 2008, the Company made discretionary contributions to the 401(k) accounts of all employees when Company performance targets were met. The Compensation Committee changed to the matching contribution model to bring the Company in line with industry standards and encourage employee ownership of their retirement savings.

The Company also offers a number of other benefits to the named executive officers pursuant to benefits programs that provide for broad-based employee participation which includes medical, dental and vision insurance, disability insurance, various other insurance programs, health and dependent care flexible spending accounts, educational assistance, employee assistance and certain other benefits. The terms of these benefits are essentially the same for all eligible employees.

The Company also maintains a nonqualified deferred compensation plan which allows eligible participants, including executive officers and members of the Board, to voluntarily defer receipt of a portion or all of their salary, cash bonus payment or directorship fees, as the case may be, until the date or dates elected by the participants, thereby allowing the participating employees and directors to defer taxation on such amounts. Refer to the section below entitled "Deferred Compensation Plan" for more information about this benefit plan.

Consistent with our compensation philosophy, we intend to continue to maintain market-competitive benefits for all employees, including our named executive officers; provided, however, that the Compensation Committee may revise, amend, or add to the officer's executive benefits and perquisites if it deems advisable in order to remain competitive with comparable companies and/or to retain individuals who are critical to the Company. We believe the benefits and perquisites we offer are currently at competitive levels for comparable companies.

2009 Executive Incentive Plan

Executive Summary. Under the Incentive Plan, the cash bonuses for the named executive officers were determined using four equally weighted components: (1) the Company's operating profit as a percentage of sales determined in accordance with U.S. Generally Accepted Accounting Principles, or GAAP (the "OP Component"); (2) the strategic component (the "Strategic Component") based on strategic goals pertaining to such officer's position and responsibilities; (3) the Company's revenue growth (the "Growth Component"); and (4) the Company's share of revenue (the "SOR Component").

As reflected in the following discussion and accompanying tables, in the first half of the year, the Company exceeded its operating profit goal, resulting in above target payouts under the OP Component, and the Strategic Component payouts to the named executive officers ranged from 75% of target to 125% of target. In the second half of the fiscal year, the Company did not meet its operating profit objective, revenue growth objective, or share of revenue objective, resulting in no payouts under the OP Component, Growth Component, or SOR Component. In the second half of the fiscal year, the Strategic Component payouts to the named executive officers ranged from 125% of target to 140% of target.

Each component is described in more detail below under the sections entitled "Operating Profit Component," "Strategic Component," "Growth Component" and "Share of Revenue Component."

Timing of Payments. The OP Component and Strategic Component were paid semi-annually and the Growth Component and SOR Component were paid annually. The semi-annual and annual, or year-end, payments to the named executive officers for fiscal 2009 performance are set forth in the section entitled "Named Executive Officer Bonuses Under the Incentive Plan – Bonus Summary."

Operating Profit Component. The OP Component established the goal of reaching 24.3% operating profit by the end of the first half of the fiscal year and to reach 25.8% operating profit by the end of the full fiscal year. This objective was selected in order to increase the Company's fiscal 2009 operating profit from the fiscal 2008 performance of 23.0%. The OP Component was paid semi-annually in order to drive progressive growth in operating profit to reach the year end objective. Therefore, the OP Component was determined by a formula which measured and rewarded improvements in the Company's operating profit on a semi-annual basis, with the objective increasing in difficulty for each period. Accordingly, to calculate the OP Component, each tenth of a percent gain in semi-annual operating profit percentage target was subject to a multiplier of 50% and such multiplier was capped at a maximum of 200%. In order to reach the minimum threshold for payout under the OP Component for the first half of the year, the Company had to achieve a minimum operating profit of 23.5%, and to reach the minimum threshold for payout under the OP Component for the second half of the fiscal year, the Company had to achieve a minimum operating profit of 25.0%. The calculation for determining the OP Component Multiplier for the first half of the year was based on the difference between the Company's actual operating profit for the first half of the year and 22.3%. Therefore, to achieve the target payout amount for the first half of the year, the semi-annual operating profit had to reach 24.3%. For year-end, the calculation for determining the OP Component Multiplier was based on the difference between the Company's actual year-end operating profit and 23.8%. Therefore, to achieve the target payout amount for year-end, the operating profit percentage had to reach 25.8% for the full year. Assuming the targets of 24.3% and 25.8% were met, the OP Component Payout would equal 100% for each period. The calculation for determining the OP Component Multiplier is set forth in the table below and demonstrates that the Company's operating profit exceeded its target in the first half of the fiscal year and fell below target in the second half of the fiscal year.

The calculations below of the OP Component Multiplier for the semi-annual and annual periods are based on actual fiscal 2009 Company performance. In connection with the calculation of the OP Component for the first half of fiscal 2009, the Compensation Committee exercised its discretion to exclude the restructuring charge incurred by the Company as a result of a reduction in force in the second quarter of the fiscal year.

OP Component Multipliers

Period	Company OP	Calculation of OP Component Multiplier
First Half	26.1%	50% x (26.1% - 22.3%) = 190%
Second Half	23.2%	50% x (23.2% - 23.8%) = 0%

The total Target OP Component for the year was determined by the following formula:

Bonus % x OP Component Weighting (25%) x Annual Salary = Total Target OP Component

However, the OP Component was paid semi-annually. Therefore, the semi-annual target OP Component payout for each semi-annual period was determined by the following formula:

Bonus % x OP Component Weighting (25%) x Semi-Annual Salary = Semi-Annual OP Component

Strategic Component. Under the Strategic Component, for each semi-annual performance period, each named executive officer was required to have a maximum of five strategic goals, each with a minimum weighting of 20%. Each strategic goal was (1) directly related to the Company's business objectives and (2) corresponded to such executive's position and responsibilities at the Company. The strategic goals for the named executive officers related to the broader corporate goals within the following categories:

- *Product objectives.* Goals related to product innovation and development, product quality and product schedules fell within this category.

- *Sales and marketing objectives.* Goals related to design wins, marketing strategies and product launches fell within this category.

- *Operational objectives.* Goals related to fiscal discipline, cost reductions, business efficiencies and profitability fell within this category.
- *Organizational objectives.* Goals related to the implementation of new employee performance and compensation programs, succession planning and compliance fell within this category.

The total Target Strategic Component was determined by the following formula:

Bonus % x Strategic Component Weighting (25%) x Annual Salary = Total Target Strategic Component

However, the Strategic Component was paid semi-annually. Therefore, the semi-annual target Strategic Component for each semi-annual period was determined by the following formula:

Bonus % x Strategic Component Weighting (25%) x Semi-Annual Salary = Semi-Annual Strategic Component

For all named executive officers other than the CEO, the CEO, in consultation with each executive, assigned a weight to each goal which was measured in proportion to how that goal corresponded to the importance of the business objective involved. At the end of each semi-annual period, the executive was responsible for self-assessing his or her achievement of each goal on a scale of 0% achievement to 150% achievement. The CEO then reviewed the executive's performance and the executive's self assessment and recommended to the Compensation Committee the appropriate multiplier, on a scale of 0% to 150%, corresponding to the level of the executive's achievement.

For the CEO, the Compensation Committee, in consultation with the CEO, assigned a weight to each of the CEO's goals, which was also measured in proportion to the importance of that goal to the business. At the end of each semi-annual period, the CEO self-assessed his achievement of each goal on the same 0% to 150% scale and submitted the self-assessment to the Compensation Committee.

The table below reflects a hypothetical example of how particular goals would be weighted based on their achievement level, resulting in the calculation of the Strategic Multiplier for an individual Xilinx executive.

STRATEGIC COMPONENT MULTIPLIER (EXAMPLE ONLY)

Goal	Weighting	Achievement Level	Multiplier
#1	20%	100%	20%
#2	30%	50%	15%
#3	30%	100%	30%
#4	20%	150%	30%
		Strategic Multiplier	**95%**

Following the CEO's assessment and recommendation, the Compensation Committee approved the Strategic Multiplier and Strategic Component semi-annual payout for each named executive officer for each semi-annual period. With respect to the CEO, the Compensation Committee reviewed the CEO's self-assessment and made their own assessment of his performance. The Compensation Committee then recommended to the Board of Directors, and the Board of Directors approved, the Strategic Multiplier and Strategic Component semi-annual payout for the CEO for each semi-annual period. In assessing the CEO's achievements and approving his compensation, the Compensation Committee and the Board of Directors considered his achievements within a broader set of expectations including strategic leadership, organizational quality and effectiveness, management abilities and responsiveness to economic conditions. We are not providing information about the specific goals within each named executive officer's Strategic Component or the weighting of such goals because we do not believe that the compensation related to the individual goals or their weighting are material. The cash payout for each individual goal comprised less than 12% of the compensation payable to a named executive officer under the Incentive Plan, and less than 4% of the total annual cash compensation payable to a named executive officer in fiscal 2009. Furthermore, individual goals are based on confidential commercial information, and we believe disclosure of this information would cause us competitive harm. The Compensation Committee believed that such goals would be difficult to achieve, but could be achieved with significant effort on the part of the executives. We are providing the Strategic Component Multiplier that was applied and the actual Strategic Component payouts in order to assist an investor's understanding of our executive compensation. The following table demonstrates, for each named executive officer, his target Strategic Component bonus, Strategic Component Multiplier and actual Strategic Component payout for each semi-annual period:

Actual Semi-Annual and Annual Strategic Component Payouts

Named Executive Officer	First Half Strategic Component Multiplier	First Half Actual Strategic Component Payout	Second Half Strategic Component Multiplier	Second Half Actual Strategic Component Payout
Moshe N. Gavrielov	125%	$109,375	130%	$113,750
Jon A. Olson	103%	$44,419	135%	$58,219
Victor Peng	75%	$26,613	130%	$48,547
Vincent F. Ratford	115%	$36,656	140%	$46,813
Frank A. Tornaghi	100%	$33,750	125%	$42,188
Iain M. Morris (1)	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Boon C. Ooi (2)	125%	$45,703	Not Applicable	Not Applicable

(1) Mr. Morris left the Company in the first quarter of the fiscal year and therefore was not eligible for any payouts.

(2) Mr. Ooi left the Company in the fourth quarter of the fiscal year and therefore was not eligible for payout in the second half of the year.

Semi-Annual Payouts for Named Executive Officers. The semi-annual bonus payments to the named executive officers were based on the OP Component and the Strategic Component only. To determine the semi-annual payments, the OP Component Multiplier and the Strategic Component Multiplier were added together to compile a semi-annual multiplier (the "Semi-Annual Multiplier"). The calculation of the Semi-Annual Multiplier was as follows:

(Bonus % x OP Component Weighting (25%) x OP Component Multiplier) + (Bonus % x Strategic Component Weighting (25%) x Strategic Component Multiplier) = Semi-Annual Multiplier

The Semi-Annual Multiplier for the semi-annual period was then applied to the named executive officer's salary earned during the first half and second half of the fiscal year.

Growth Component. The Growth Component was designed to reward year-over-year revenue growth. The Growth Component was selected as a goal because the Company sought to increase its total revenue in fiscal 2009 over fiscal 2008 revenue by five percent. The Growth Component was payable annually to drive improved year-end results. The Growth Component was subject to a minimum threshold for payout and a multiplier that increased the payout depending on Company performance. In order to reach the minimum threshold for payout, the Company had to achieve a minimum of one percent revenue growth over fiscal 2008 revenue. Provided one percent growth was achieved, a multiplier (the "Growth Component Multiplier") of 20% was applied, and for each full percent of revenue growth above one percent, the multiplier increased in 20% increments, with 100% payout achieved if the Company's revenue increased by five percent. However, the maximum payout was capped at 200% if the Company's revenue grew by ten percent or greater. In fiscal 2009, no payments were made under the Growth Component because the Company's revenue did not increase over fiscal 2008 revenue.

Share of Revenue Component. The SOR Component was designed to measure and reward increases in the Company's share of revenue as compared to certain benchmark programmable logic device ("PLD") companies identified by the Board of Directors, which were Actel, Altera, and Lattice Semiconductor (collectively the "SOR Benchmark Companies"). The SOR Component was selected as a goal because the Company sought to improve its market position relative to its chief PLD competitors, and the Board of Directors identified the SOR Benchmark Companies as such chief competitors. To determine the Company's share of revenue as compared to the SOR Benchmark Companies, the Company measured the actual revenue result of the Company and the SOR Benchmark Companies for the fiscal year. The Company's share of revenue (the "Company SOR") was determined by dividing the

Company's total annual revenue by the total revenue generated by the Company and the SOR Benchmark Companies during the fiscal year. The SOR Component was subject to a minimum threshold for payout and a multiplier that increased the target payout depending on Company performance. In order to reach the minimum threshold for payout, the Company SOR in fiscal 2009 had to increase from the Company SOR in fiscal 2008, which was 51.6%. Therefore, in fiscal 2009 the minimum target threshold for payout was 51.7% and if the Company SOR reached this threshold, then the SOR Component payout multiplier (the "SOR Component Multiplier") was 50%. Thereafter, the SOR Component Multiplier increased by 12.5% for each one-tenth of a percentage point above 51.7%, with 100% payout achieved if the Company SOR reached 52.1%. However, the maximum payout was capped at 200% if the Company SOR reached 52.9% or greater. In fiscal 2009, the Company SOR was 51.5% and therefore no payout was made under the SOR Component.

Named Executive Officer Bonuses under the Incentive Plan

The target bonus and bonus percentages for the named executive officers, as well as the actual calculation and amounts paid the named executive officers for fiscal 2009 performance are reflected in the table below.

Bonus Summary

Named Executive Officer	Total Target Bonus	Target Bonus as a Percentage of Salary	First Half of Year, Actual	Second Half of Year, Actual	Total Bonus, Actual	Total Bonus As Percentage of Salary, Actual
Moshe N. Gavrielov	$700,000	100%	$275,625	$113,750	$389,375	56%
Jon A. Olson	$345,000	75%	$126,356	$58,219	$184,575	40%
Victor Peng	$291,312	75%	$94,034	$48,547	$142,581	37%
Vincent F. Ratford	$261,250	75%	$97,219	$46,813	$144,032	42%
Frank A. Tornaghi	$270,000	75%	$97,875	$42,188	$140,063	39%
Iain M. Morris (1)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Boon C. Ooi (2)	$296,250	75%	$115,172	Not Applicable	$115,172	39%

(1) Mr. Morris left the Company in the first quarter of the fiscal year and therefore was not eligible for any payouts.

(2) Mr. Ooi left the Company in the fourth quarter of the fiscal year and therefore was not eligible for payout in the second half of the year.

Fiscal 2010 Executive Incentive Plan

On April 28, 2009, the Compensation Committee approved an executive incentive plan for fiscal 2010 (the "2010 Incentive Plan"). Similar to the 2009 Executive Incentive Plan, the 2010 Incentive Plan has an operating profit component, a share of revenue component and a strategic component. Given the lack of visibility in forecasting future revenue and in light of the uncertain economic environment, there is no revenue growth component in the 2010 Incentive Plan.

Compared to the 2009 Executive Incentive Plan, the weightings of the different components were adjusted to increase the operating profit component weighting from 25% to 30%, reduce the share of revenue component weighting from 25% to 20% and increase the strategic component weighting from 25% to 50%. These adjustments to the weightings were made in order to increase the emphasis on individual performance and achievement of the Company's strategic objectives for the fiscal year.

Employment and Separation Agreements with Named Executive Officers

Employment Letter Agreements with Moshe N. Gavrielov and Jon A. Olson. The Company maintains employment letter agreements with Messrs. Gavrielov and Olson. Mr. Gavrielov's employment letter agreement, entered into with Mr. Gavrielov on January 4, 2008, entitles him to certain payments and benefits in the event his employment is terminated at any time due to disability or other than for cause, or if Mr. Gavrielov voluntarily terminates his employment for good reason. This arrangement with Mr. Gavrielov was entered into with him as a part of an arm's length negotiation with the Compensation Committee when Mr. Gavrielov joined the Company.

The employment letter agreement we entered into with Mr. Olson on June 2, 2005, and amended on February 14, 2008, provides Mr. Olson with certain payments and benefits in the event he is terminated without cause within one year following a change in control of the Company. This arrangement was entered into with Mr. Olson to retain Mr. Olson and ensure his cooperation with and continued commitment to the success of the Company.

A description of the terms of Messrs. Gavrielov's and Olson's employment letter agreements, and a quantification of the potential payments and benefits under these agreements, are provided below in the section entitled "Potential Payments Upon Termination or Change in Control."

Employment Letter Agreement with Iain M. Morris. Mr. Morris became entitled to certain compensation, pursuant to the terms of his employment letter agreement, in connection with the elimination of his position at the Company in the first quarter of the fiscal year. The compensation provided to him is described and quantified in the section entitled "Potential Payments upon Termination or Change in Control."

Equity Grant Procedures and Guidelines

We have conducted an internal review of our equity granting procedures to ensure that our procedures satisfy both our objectives and all applicable compliance requirements. To this end, the Company has adopted written procedures for the grant of equity awards. With respect to grants to employees and officers, including named executive officers, the Compensation Committee reserves the authority to make grants at such time and with such terms as it deems appropriate in its discretion, subject to the terms of the 2007 Equity Plan. Generally, grants of equity awards are made to officers based on and in connection with the annual review during the Focal Review Period. The Compensation Committee periodically grants equity awards at its scheduled meetings or by unanimous written consent for new hires and promotions. Grants approved during scheduled meetings become effective and are priced as of the date of approval or a pre-determined future date. For example, new hire grants are effective as of the later of the date of approval or the newly hired employee's start date. Grants approved by unanimous written consent become effective and are priced as of the date the last signature is obtained or as of a predetermined future date. The Compensation Committee has made certain exceptions to these procedures in order to grant an equity award on an executive's start date, as it did in the case of the option grant to Mr. Gavrielov. The Company has not granted, nor does it intend in the future to grant, equity awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of the Company's Common Stock, such as a significant positive or negative earnings announcement. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. In any event, because equity compensation awards typically vest over four-year periods, the effect of any immediate increase in the price of the Company's Common Stock following grant is minimal.

The Board of Directors has delegated to the CEO and CFO limited authority to approve equity award grants to non-officer employees pursuant to the terms of the 2007 Equity Plan, and subject to the provisions of pre-determined guidelines. Specifically, with respect to non-officer employees, our annual focal awards will be granted on or about July 1 of each year (or if such day is not a business day, the first business day thereafter), and other equity awards will generally be granted on the 10th day of the month, or if such day is not a business day, the first business day thereafter that the Company's stock is traded. The Compensation Committee is responsible for determining and granting all equity awards to executive officers.

Under the 2007 Equity Plan, the exercise price of options and stock appreciation rights may not be less than 100% of the closing price of the shares underlying such options and stock appreciation rights on the date of grant.

Claw-Back Policy

The Board has adopted a policy for seeking the return (claw-back) from executive officers of compensation to the extent such amounts were paid due to financial results that later had to be restated. The policy provides that to the extent the Board, or any committee thereof, and the Company, in their discretion, determine appropriate, the Company may require reimbursement of all or a portion of any bonus, incentive payment, commission, equity-based award or other compensation granted to and received by or for an elected officer beginning in fiscal year 2009, where: (1) the compensation was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the SEC; (2) the Board (or a committee thereof), in its sole discretion, determines the elected officer engaged in intentional misconduct that was directly responsible for the substantial restatement; and (3) less compensation would have been paid to the elected officer based upon the restated financial results.

Stock Ownership Guidelines

We have adopted stock ownership guidelines for our officers, including the named executive officers to align more closely the interests of our officers with those of our stockholders. Under these guidelines, the ownership guideline applicable to the CEO is 50,000 shares and the guideline applicable to other executive officers, including the named executive officers, is 15,000 shares. Executive officers holding such positions on the date our guidelines were adopted must meet these ownership requirements by June 1, 2011 and new executive officers must meet these guidelines within five years after such individual's receipt of his or her initial grant.

Tax and Accounting Considerations

Deductibility of Executive Compensation. It is our policy generally to qualify compensation paid to named executive officers for deductibility under Section 162(m) of the Tax Code. Section 162(m) of the Tax Code places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any one year with respect to each of its CEO and next three most highly paid executive officers (other than its CFO). Our stockholder-approved equity plans are qualified so that awards under these plans constitute performance-based compensation not subject to the limit under Section 162(m) of the Tax Code. A portion of the cash payments we make under the 2009 Incentive Plan may not be deductible under Section 162(m) of the Tax Code. The Compensation Committee intends to continue to evaluate the effects of the Tax Code and related U.S. Treasury regulations and the advisability of qualifying its executive compensation for deductibility of such compensation. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, however, the Compensation Committee has not adopted a policy that all compensation must be deductible.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the management of the Company and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and, through incorporation by reference from this proxy statement, the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2009.

The Compensation Committee
—Philip T. Gianos, Chairman
—J. Michael Patterson
—Elizabeth W. Vanderslice

The following non-employee members of the Board participated in the review, discussions and recommendations with respect to the compensation of the CEO.

—Philip T. Gianos
—John L. Doyle
—Jerald G. Fishman
—William G. Howard, Jr.
—J. Michael Patterson
—Willem P. Roelandts
—Marshall C. Turner
—Elizabeth W. Vanderslice

The foregoing Report of the Compensation Committee of the Board of Directors is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act of 1933, as amended (the "Securities Act,") or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

Summary Compensation Table

The following table provides compensation information for the named executive officers.

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (3) ($)	Total ($)
Moshe N. Gavrielov	2009	700,000	—	—	1,014,938	389,375	—	—	2,104,313
President and CEO	2008	164,679	—	—	230,198	175,000	—	20,592 (4)	590,469
Jon A. Olson	2009	460,000	—	131,502	503,098	184,575	— (5)	6,750	1,285,925
Senior Vice President, Finance	2008	455,000	—	105,610	559,713	273,783	— (5)	2,150	1,396,256
and Chief Financial Officer	2007	381,250	—	—	650,207	164,161	27,918	1,500	1,225,036
Victor Peng (6)	2009	388,000	100,000 (7)	101,122	248,010	142,581	— (5)	3,750	983,463
Senior Vice President, Programmable Platforms Development									
Vincent F. Ratford (6)	2009	342,500	—	35,040	271,452	144,032	—	—	793,024
Senior Vice President, Worldwide Marketing									
Frank A. Tornaghi (6)	2009	360,000	36,180 (7)	45,727	166,463	140,063	—	5,250	753,683
Senior Vice President, Worldwide Sales									
Iain M. Morris (8)	2009	50,000	—	—	692,107	—	—	1,112,300 (9)	1,854,407
(Former) Executive Vice President and General Manager	2008	600,000	—	—	701,167	383,625	—	2,150	1,686,942
Boon C. Ooi (8)	2009	295,000	—	113,056	342,743	115,172	— (5)	—	865,971
(Former) Senior Vice President,	2008	355,615	—	81,827	363,442	225,322	— (5)	2,150	1,028,356
Worldwide Operations and Business Process Reengineering	2007	290,250	—	—	545,955	114,777	129,276	1,500	1,081,758

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(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the compensation costs recognized by the Company in fiscal 2009 for equity awards as determined pursuant to SFAS 123(R), discounting forfeiture assumptions. These compensation costs as they relate to stock awards reflect costs associated with stock awards granted in and prior to fiscal 2009. These compensation costs as they relate to option awards reflect option awards granted in and prior to fiscal 2009. The assumptions used to calculate the value of equity awards are set forth under Note 6 of the Notes to Consolidated Financial Statements included in Xilinx's Annual Report on Form 10-K for the fiscal year ended March 28, 2009.

(2) Amounts represent bonuses earned for services rendered in fiscal 2009 under the 2009 Executive Incentive Plan.

(3) Unless otherwise indicated, the amounts in this column consist of Company contributions under its 401(k) Plan.

(4) The Company reimbursed Mr. Gavrielov for the legal fees incurred by him in connection with the negotiation of his employment arrangement. Amount reflected in table includes tax gross up in an amount equal to approximately 50% of the dollar value of the benefit.

(5) Named executive officer participates in the Company's non-qualified deferred compensation plan; however, the investment vehicle selected did not produce earnings in fiscal 2009 or fiscal 2008. For more information about this plan see the section below entitled "EXECUTIVE COMPENSATION—Deferred Compensation Plan."

(6) Messrs. Peng, Ratford and Tornaghi became named executive officers in fiscal 2009 and therefore only fiscal 2009 compensation information is provided.

(7) Represents amount of cash bonus paid to the executive as a hiring incentive.

(8) Mr. Morris left the Company in the first quarter of the fiscal year. Mr. Ooi left the Company in the fourth quarter of the fiscal year.

(9) Represents total severance and other dollar amounts paid to Mr. Morris in connection with the termination of his employment. For more information, see "Potential Payments upon Termination or Change in Control – Employment and Separation Agreements with Named Executive Officers."

Grants of Plan-Based Awards for Fiscal 2009

The following table provides information on equity and non-equity awards granted to our named executive officers during fiscal 2009.

Name	Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (2) (#)	All Other Option Awards: Number of Securities Underlying Options (3) (#)	Exercise Or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4) ($)
Moshe N. Gavrielov		4/30/08	0	700,000	1,312,500	—	—	—	—	—	—	—
Jon A. Olson	6/25/08	7/1/08	—	—	—	—	—	—	—	60,000	24.29	442,602
		4/30/08	0	345,000	646,875	—	—	—	—	—	—	—
Victor Peng	4/30/08	5/12/08	—	—	—	—	—	—	20,000	170,000	26.34	1,251,183
		4/30/08	0	291,312	546,211	—	—	—	—	—	—	—
Vincent F. Ratford	4/30/08	5/12/08	—	—	—	—	—	—	—	60,000	26.34	441,594
		4/30/08	0	261,250	489,844	—	—	—	—	—	—	—
Frank A. Tornaghi	6/25/08	7/1/08	—	—	—	—	—	—	—	30,000	24.29	221,301
		4/30/08	0	270,000	506,250	—	—	—	—	—	—	—
Iain M. Morris (5)	—	—	—	—	—	—	—	—	—	—	—	—
Boon C. Ooi (5)	6/25/08	7/1/08	—	—	—	—	—	—	—	60,000	24.29	442,602

(1) All actual payouts were made under the fiscal 2009 Executive Incentive Plan and are disclosed in the Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation."

(2) Each RSU reported in this column was granted pursuant to the 2007 Equity Plan and vests in equal annual installments over a period of four years from the date of grant, subject to continued employment with the Company.

(3) Each option reported in this column was granted pursuant to the 2007 Equity Plan, has a seven-year term and vests over a period of four years from the date of grant in equal monthly increments, subject to continued employment with the Company. The exercise price of each option is equal to 100% of the closing price of the shares underlying the options on the date of grant. The option awards reported in this column are also reflected in the Summary Compensation Table.

(4) The value of an award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123(R). The exercise price for all options granted to the named executive officers is 100% of the fair market value of the shares on the grant date. Regardless of the value placed on an award on the grant date, the actual value of the award will depend on the market value of the Company's Common Stock at such date in the future when the option is exercised or the stock award is settled.

(5) The executive left the Company prior to the end of the fiscal year. Options granted during the fiscal year, if any, ceased to vest when the executive terminated service.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table provides information on outstanding stock options and RSUs held by the named executive officers as of March 28, 2009.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1) (#)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(3) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2) (#)
Moshe N. Gavrielov	218,750	531,250	—	20.46	01/07/08	01/07/15 (4)	—	—	—	—
Jon A. Olson	187,500	12,500	—	25.66	06/27/05	06/27/15 (5)	—	—	—	—
	53,333	26,667	—	22.80	07/03/06	07/03/16 (6)	—	—	—	—
	23,438	32,812	—	26.97	07/02/07	07/02/14 (7)	—	—	16,501	321,604
	10,000	50,000	—	24.29	07/01/08	07/01/15 (7)	—	—	—	—
Victor Peng	—	170,000	—	26.34	05/12/08	05/12/15 (4)	20,000	389,800	—	—
Vincent F. Ratford	34,375	15,625	—	25.84	03/14/06	03/14/16 (5)	—	—	—	—
	4,083	2,917	—	22.80	07/03/06	07/03/16 (6)	—	—	—	—
	20,000	40,000	—	23.02	11/12/07	11/12/14 (7)	5,001	97,469	—	—
	12,500	47,500	—	26.34	05/12/08	05/12/15 (7)	—	—	—	—
Frank A. Tornaghi	21,938	59,062	—	21.98	02/11/08	02/11/15 (4)	6,750	131,558	—	—
	5,000	25,000	—	24.29	07/01/08	07/01/15 (7)	—	—	—	—
Iain M. Morris	—	—	—	—	—	—	—	—	—	—
Boon C. Ooi	12,656	—	—	26.97	07/02/07	08/09/09	—	—	—	—
	10,156	—	—	23.02	11/12/07	08/09/09	—	—	—	—
	7,500	—	—	24.29	07/01/08	08/09/09	—	—	—	—

(1) Vesting of RSUs is time-based. RSUs vest in equal annual installments over a period of four years, subject to continued employment with the Company.

(2) Market value is computed by multiplying the closing price of the Company's stock on the last trading day of the fiscal year by the number of shares reported in the adjacent column. The closing price of the Company's stock on March 27, 2009 was $19.49.

(3) In fiscal 2008, performance-based RSUs were awarded to certain named executive officers. The RSUs were granted under the 2007 Equity Plan and vest in annual installments over a period of four years from the date of grant. The number of RSUs vesting, if any, on each annual vesting date depends on the extent to which the performance goal is satisfied. If the performance goal is less than 100% satisfied, only a pro-rated portion of the RSU, if any, will vest on the annual vesting date and the unvested shares for that year will carry over to the next annual vesting date, but cannot carry over beyond that if the performance target is not met. The performance goal for each vesting date is based on the average operating margin percentage achieved by the Company over the two-year period ending on the last day of the Company's most recently completed fiscal year, as compared to the average operating margin percentage of 20 other companies in the logic-based semiconductor industry identified by the Compensation Committee. In order to achieve 100% of the annual vesting amount, the Company must achieve a ranking status in the top one-third of the companies identified by the Compensation Committee. The next potential vesting date for these performance-based RSUs is July 2, 2009, and a maximum of one-third of the unvested shares set forth in this column may vest on that date.

(4) The stock option vests and becomes exercisable over a period of four years, with 25% of the shares subject to the option vesting six years prior to the expiration date reported for such option in the table above, which is also the first anniversary of the date of grant (the "Initial Vesting Date"), and the remainder of the shares vesting in equal monthly increments over the three years following the Initial Vesting Date, subject to continued employment with the Company.

(5) The stock option vests and becomes exercisable over a period of four years, with 25% of the shares subject to the option vesting nine years prior to the expiration date reported for such option in the table which is also the first anniversary of the date of grant (the "Initial Vesting Date"), and the remainder of the shares vesting in equal monthly increments over the three years following the Initial Vesting Date, subject to continued employment with the Company.

(6) The stock option vests and becomes exercisable over a period of four years, with the shares subject to the option vesting in equal monthly increments beginning on the date ten years prior to the expiration date reported for such option in the table below, subject to continued employment with the Company.

(7) The stock option vests and becomes exercisable over a period of four years, with the shares subject to the option vesting in equal monthly increments beginning on the date seven years prior to the expiration date reported for such option in the table, subject to continued employment with the Company.

Option Exercises and Stock Vested for Fiscal 2009

The following table provides information on stock option exercises by the named executive officers during fiscal 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2) ($)
Moshe N. Gavrielov	—	—	—	—
Jon A. Olson	—	—	5,499	130,766
Victor Peng	—	—	—	—
Vincent F. Ratford	—	—	1,666	26,073
Frank A. Tornaghi	—	—	2,250	39,893
Iain M. Morris	5,000	4,500	—	—
	10,000	14,000	—	—
Boon C. Ooi	—	—	3,812	90,649
	—	—	1,041	16,292

(1) The value realized upon exercise equals the difference between the option exercise price and the fair market value of the Company's Common Stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

(2) The value realized upon vesting is the sum realized by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date.

Deferred Compensation Plan

The Company maintains a nonqualified deferred compensation plan which allows eligible participants, including executive officers and members of the Board, to voluntarily defer receipt of a portion or all of their salary, cash bonus payment or directorship fees, as the case may be, until the dates elected by the participants, thereby allowing the participating employees and Directors to defer taxation on such amounts. This deferred compensation plan is offered to highly compensated employees and non-employee Directors in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Plan. Further, the Company offers the deferred compensation plan as a competitive practice to enable it to attract and retain top talent by providing employees with an opportunity to save in a tax efficient manner.

Amounts credited to the deferred compensation plan consist only of cash compensation that has been earned and payment of which has been deferred by the participant. Under the deferred compensation plan, the Company is obligated to deliver on a future date the deferred compensation credited to the relevant participant's account, adjusted for any positive or negative investment results from investment alternatives selected by the participant under the deferred compensation plan (the "Obligations"). The Obligations are unsecured general obligations of the Company and rank in parity with other unsecured and subordinated indebtedness of the Company. The Obligations are not transferable, except upon death of a participant. All earnings under the deferred compensation plan are based on the market performance of the investments selected at the direction of the individual participant.

In addition, the Company, acting through the Board, may make discretionary contributions to the accounts of one or more deferred compensation plan participants. In fiscal 2009, there were no discretionary contributions made by the Company to the deferred compensation plan accounts. The deferred compensation plan is evaluated for competitiveness in the marketplace from time to time, but the level of benefits provided is not typically taken into account in determining an executive's overall compensation package for a particular year.

Nonqualified Deferred Compensation for Fiscal 2009

The following table provides information on non-qualified deferred compensation for the named executive officers during fiscal 2009.

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Moshe N. Gavrielov	—	—	—	—	—
Jon A. Olson	449,520	—	(414,887)	—	896,861
Victor Peng	91,958	—	(5,023)	—	86,935
Vincent F. Ratford	—	—	—	—	—
Frank A. Tornaghi	—	—	—	—	—
Iain M. Morris	—	—	—	—	—
Boon C. Ooi	498,589	—	(802,341)	47,937	1,138,792

(1) Amounts in column consist of salary and/or bonus earned during fiscal 2009, which is also reported in the Summary Compensation Table.

Potential Payments upon Termination or Change in Control

As described above in the section entitled "Compensation Discussion and Analysis – Employment and Separation Agreements with Named Executive Officers," the Company maintains employment letter agreements with certain of our named executive officers. The narrative and tables that follow describe potential payments and benefits to such executives under their existing employment letter agreements, including payments and benefits that would be due to them in connection with the occurrence of a change in control, assuming their employment terminated and the change in control occurred on March 27, 2009, the last business day of the Company's fiscal year. However, Mr. Morris's position with the Company was eliminated in the first quarter of fiscal 2009, and therefore quantification of his separation benefits reflects only the amounts actually paid to him in connection with his separation from the Company.

Employment Letter Agreement with Moshe N. Gavrielov. Under an employment letter agreement that we entered into with Mr. Gavrielov on January 4, 2008, if the Company terminates Mr. Gavrielov's employment at any time due to disability or other than for "cause" or if Mr. Gavrielov voluntarily terminates his employment for "good reason" (in each case, as defined in his agreement and described below in the section entitled "Definitions of Good Reason, Cause and Change in Control") then subject to Mr. Gavrielov's execution of a release of claims in favor of the Company, he will be eligible for: (i) one year of his base salary; (ii) one year of his target bonus; (iii) one year of medical and dental insurance; (iv) a pro rata portion of his bonus for the fiscal year during which his employment was terminated; and (v) 24 months accelerated vesting of all equity grants received from the Company prior to his termination of employment.

Potential Payments upon Termination of Mr. Gavrielov's Employment. Under his employment agreement, Mr. Gavrielov will receive certain compensation in the event we terminate his employment, as set forth above. Assuming the Company terminated Mr. Gavrielov without cause on March 27, 2009, Mr. Gavrielov would have received the following severance benefits under his employment agreement: (i) a lump sum payment of $700,000, consisting of his annual base salary for fiscal 2009, (ii) a lump sum payment of $700,000, consisting of his target bonus for fiscal 2009, (iii) Company paid COBRA coverage for 12 months valued at $19,307 and (iv) a lump sum payment of $87,500, the pro rata portion of his bonus for the fiscal year during which his employment was terminated. None of Mr. Gavrielov's options to purchase Common Stock were in-the-money as of March 27, 2009. Specifically, he would not have received additional consideration solely by reason of the acceleration of vesting on any of his outstanding stock options because the exercise price of the options exceeded the closing price of our Common Stock on March 27, 2009, and therefore the net intrinsic value of these options would have been zero. The table below calculates all payments to be made to Mr. Gavrielov in connection with such termination:

Annual Base Salary	Annual Target Bonus	Pro Rata Portion of Target Bonus	Medical and Dental Insurance	Value of Options	Total
$700,000	$700,000	$87,500	$19,307	$0	$1,506,807

Employment Letter Agreement with Jon A. Olson. Under an employment letter agreement that we entered into with Mr. Olson on June 2, 2005, and amended on February 14, 2008, in the event the Company experiences a "change in control" and Mr. Olson is terminated without "cause" (in each case, as defined in his agreement and described below in the section entitled "Definitions of Good Reason, Cause and Change in Control") within one year of such change in control of the Company, and subject to Mr. Olson's execution of a release of claims in favor of the Company, he will be eligible for one year of each of: (i) his base salary, (ii) his target bonus, (iii) medical and dental insurance and (iv) accelerated vesting of equity grants received from the Company prior to such termination of employment.

Potential Payments upon Change in Control and Termination of Mr. Olson's Employment. Under his employment agreement, Mr. Olson will receive certain compensation as set forth above. Assuming the Company had experienced a change in control and Mr. Olson's employment had terminated without cause on March 27, 2009, Mr. Olson would have received the following severance benefits under his employment agreement: (i) a lump sum payment of $460,000, consisting of his annual base salary for fiscal 2009, (ii) a lump sum payment of approximately $345,000, consisting of his target bonus for fiscal 2009, (iii) Company paid COBRA coverage for 12 months valued at $19,307 and (iv) acceleration of the vesting of one year of 5,500 RSUs. None of Mr. Olson's options to purchase Common Stock were in-the-money as of March 27, 2009. Specifically, he would not have received additional consideration solely by reason of acceleration of vesting on any of his outstanding stock options because the exercise prices of the options exceeded the closing price of our Common Stock on March 27, 2009, and therefore the net intrinsic value of these options would have been zero. The net value of the RSUs would have been $107,195. The table below calculates all payments to be made to Mr. Olson in connection with such termination:

Annual Base Salary	Annual Target Bonus	Medical and Dental Insurance	Value of Options	Value of RSUs	Total
$460,000	$345,000	$19,307	$0	$107,195	$931,502

Definitions of Good Reason, Cause and Change in Control. Under Mr. Gavrielov's employment letter agreement, the following events would constitute "Good Reason:" (i) a reduction of 10% or more in his base compensation, target bonus opportunity or guaranteed bonus; (ii) a material reduction in his authority, duties or responsibilities; (iii) his no longer being CEO; or (iv) a relocation of the Company's headquarters outside of the San Francisco Bay Area; provided that Mr. Gavrielov has given the Company notice of, and the Company has failed to cure, the event giving rise to Good Reason and Mr. Gavrielov's employment terminates within six months of the occurrence of such event.

"Cause" under Mr. Gavrielov's employment letter agreement includes: (i) continued neglect of or willful failure or misconduct in the performance of his duties; (ii) a material breach of the Company's Proprietary Information and Inventions Agreement, Code of Conduct or other policies; (iii) fraud, embezzlement or material misappropriation; (iv) conviction of, or entry of a plea of no contest or nolo contendere to a felony; or (v) any continued willful and wrongful act or omission that materially injures the financial condition or business reputation of the Company and its subsidiaries; subject in certain of the above cases to applicable notice and cure periods.

The Company will have "Cause" to terminate Mr. Olson's employment if he: (i) engages in financial fraud or embezzles property of the Company or any of its subsidiaries; (ii) fails to pay an obligation owed to the Company; (iii) breaches a fiduciary duty or deliberately disregards Company policies, which results in loss to the Company; (iv) engages in any activity for any competitor of the

Company or any of its subsidiaries; (v) discloses any confidential information or trade secret, or engages in the theft of any trade secret, of the Company or any of its subsidiaries; or (vi) violates securities, antitrust, unfair competition or other laws or otherwise engages in conduct that puts the Company or any of its subsidiaries at substantial risk of violating such laws.

A "Change in Control" will be deemed to have occurred under Mr. Olson's agreement in the event: (i) any person or group acquires more than 50% of the fair market value or voting power of the Company's shares (however, if any one person or more than one person acting as a group, is considered to own more than 50% of the total fair market value or total voting power of the shares of Common Stock of the Company, then the acquisition of additional shares by that person or persons will not be considered to cause a "Change in Control"); (ii) a change in the majority of the members of the board of directors during any 12-month period unless such change is endorsed by a majority of the board members serving prior to the change; or (iii) any person or group acquires all or substantially all of the assets of the Company.

Other than those described above and the payments to Mr. Morris described below, none of the other named executive officers have severance or change in control agreements with the Company. The Company has not provided any executive officer with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G.

Payments upon Termination of Mr. Morris' Employment. In the first quarter of the fiscal year, Mr. Morris' position at the Company was eliminated, and pursuant to the terms of his employment letter agreement, he was entitled to certain compensation. Accordingly, Mr. Morris received the following severance benefits: (i) a lump sum payment of $1,020,000, consisting of his then current annual salary of $600,000 and his target bonus of $420,000, (ii) medical and dental insurance for one year valued at approximately $17,300 and (iii) a lump sum payment of $75,000 for relocation and related expenses. In addition, in exchange for a release of claims in favor of the Company, Mr. Morris received an extension of the post-termination exercise period of his option to November 30, 2008, which date was seven months following his termination date.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. It assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. While the Audit Committee sets the overall corporate tone for quality financial reporting, management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements and implementation of the reporting process including the systems of internal controls and procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. In accordance with the law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Charter of the Audit Committee can be found at www.investor.xilinx.com under "Corporate Governance."

The Company's external auditors, Ernst & Young LLP, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and expressing opinions on the conformity of the Company's audited financial statements to generally accepted accounting principles in the United States and the effectiveness of the Company's internal control over financial reporting. In carrying out its responsibilities, the Audit Committee has the power to retain outside counsel or other experts and is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Company. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements for the fiscal year ended March 28, 2009 with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP, matters required to be discussed by Statement on Auditing Standards No. 61 as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with them their independence from the Company and its management.

The Audit Committee also reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of March 28, 2009. The assessment was made using SEC guidelines issued in May 2007 and the control framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee has also reviewed and discussed with Ernst & Young LLP its audit of and report on the Company's internal control over financial reporting. The Company published these reports in its Annual Report on Form 10-K for the fiscal year ended March 28, 2009.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2009 for filing with the SEC.

The Audit Committee of the Board of Directors
—John L. Doyle, Chairman
—J. Michael Patterson
—Marshall C. Turner

The foregoing Report of the Audit Committee of the Board of Directors is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are Philip T. Gianos, J. Michael Patterson and Elizabeth W. Vanderslice. No member of the Compensation Committee is, or was during fiscal 2009, an officer or employee of the Company or any of its subsidiaries or was formerly an officer of the Company or any of its subsidiaries. No member of the Compensation Committee is, or was during fiscal 2009, an executive officer of another company whose board of directors has a comparable committee on which one of the Company's executive officers serves. For further discussion regarding transactions with related parties, see the section above entitled "Director Independence, Board Meetings and Committees."

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and Directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, Directors and greater than 10% beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely upon a review of the copies of such reports furnished to the Company, and written representations from certain reporting persons that no other reports were required, the Company believes that its officers, Directors and greater-than-10% stockholders complied with all Section 16(a) filing requirements during the 2009 fiscal year.

RELATED TRANSACTIONS

Our Audit Committee is responsible for reviewing and approving all related party transactions. Related parties include any of our Directors or executive officers, certain of our stockholders and their immediate family members. This obligation is set forth in writing in the Audit Committee charter. The Audit Committee reviews related party transactions due to the potential for a conflict of interest. A conflict of interest arises when an individual's personal interest interferes with the Company's interests. All transactions identified through our disclosure controls and procedures as potential related party transactions, or transactions that may create a conflict of interest or the appearance of a conflict of interest, are brought to the attention of the Audit Committee for its review. In reviewing related party transactions, the Audit Committee applies the standards set forth in the Company's Code of Conduct and the Directors' Code of Ethics which provide that Directors, officers and employees are to avoid any activity, investment or association that would cause or even appear to cause a conflict of interest. Copies of the Audit Committee Charter, the Code of Conduct and the Directors' Code of Ethics are available on our website at http://www.investor.xilinx.com under "Corporate Governance." For further discussion regarding transactions with related parties, see the section above entitled "Director Independence, Board Meetings and Committees."

OTHER MATTERS

As reported by Analog Devices, Inc. ("ADI") in its Form 10-K filed on November 25, 2008, Mr. Fishman and ADI in May 2008 reached a settlement with the SEC concluding the Commission's investigation into ADI's stock option granting practices. Neither Mr. Fishman nor ADI admitted or denied any of the Commission's allegations or findings. The settlement concluded that the appropriate grant dates made by ADI in 1998, 1999 and 2002 should have been, in two instances, one trading day earlier or later and, in one instance, five trading days later. In connection with the settlement, ADI consented to a cease-and-desist order under Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, paid a civil money penalty of $3,000,000, and repriced options granted to Mr. Fishman in 1999 and 2001. Mr. Fishman consented to a cease-and-desist order under Sections 17(a)(2) and (3) of the Securities Act, paid a civil money penalty of $1,000,000, and made a disgorgement payment of $450,000 (plus interest) with respect to options granted in 1998.

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: June 24, 2009

BOARD OF DIRECTORS

Philip T. Gianos
Chairman of the Board

Moshe N. Gavrielov
President and Chief Executive Officer

John L. Doyle

Jerald G. Fishman

William G. Howard, Jr.

J. Michael Patterson

Willem P. Roelandts

Marshall C. Turner

Elizabeth W. Vanderslice

CORPORATE OFFICERS

Moshe N. Gavrielov
President and Chief Executive Officer

Ivo Bolsens
Senior Vice President and
Chief Technology Officer

Kathleen E. Borneman
Corporate Vice President,
Worldwide Human Resources

Kevin J. Cooney
Vice President and
Chief Information Officer

Scott R. Hover-Smoot
Corporate Vice President,
General Counsel and Secretary

Jon A. Olson
Senior Vice President, Finance
and Chief Financial Officer

Victor Peng
Senior Vice President,
Programmable Platforms Development

Raja G. Petrakian
Senior Vice President,
Worldwide Operations

Krishna Rangasayee
Vice President,
Corporate Strategic Planning

Vincent F. Ratford
Senior Vice President,
Worldwide Marketing

Vincent L. Tong
Senior Vice President,
Worldwide Quality and
New Product Introductions

Frank A. Tornaghi
Senior Vice President,
Worldwide Sales

CORPORATE INFORMATION

Common Stock
Xilinx's common stock trades on the NASDAQ Global Select Market under the symbol XLNX. As of May 6, 2009, there were approximately 793 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 105,000.

Dividend Information
Xilinx currently pays a quarterly common stock dividend. Please refer to the Dividend FAQ page on www.investor.xilinx.com for more information regarding our stock dividend program. Xilinx does not currently offer a Dividend Reinvestment or Direct Purchase Program.

Twelve Month Closing Stock Price Range:
April 2008 to March 2009: $14.61 - $28.16

Transfer Agent and Registrar
Please send change of address and other correspondence to:

Computershare Trust Company, N.A.
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
Phone: (781) 575-2879

Inquiries Concerning the Company
If you have questions regarding Xilinx's operations, recent results or historical performance, please contact:

Xilinx, Inc.
Investor Relations
2100 Logic Drive
San Jose, CA 95124
www.investor.xilinx.com
Email: ir@xilinx.com

Copies of the Xilinx Annual Report, Form 10-K and Proxy are available to all stockholders without charge.

Independent Auditors
Ernst & Young LLP
San Jose, CA

Annual Meeting
The 2009 Xilinx Annual Meeting of Stockholders will be held on Wednesday, August 12, 2009 at 1:00 p.m. Pacific Daylight Time at Xilinx, Inc., 2050 Logic Drive, San Jose, CA 95124.

Corporate Headquarters
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124
USA
Tel: 408-559-7778
www.xilinx.com

European Headquarters
Xilinx Ireland
Logic Drive
Citywest Business Campus
Saggart, County Dublin
Ireland
Tel: +353-1-464-0311

Asia Pacific Headquarters
Xilinx Asia Pacific Pte. Ltd.
5 Changi Business Park Vista
Singapore 486040
Tel: +65-6407-3000

XILINX®

www.xilinx.com